           AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 2, 2000


                                                      REGISTRATION NO. 333-96171
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                      ------------------------------------


                                AMENDMENT NO. 3

                                    FORM S-1
                             REGISTRATION STATEMENT

                                     Under
                           The Securities Act of 1933
                      ------------------------------------
                             JUNIPER NETWORKS, INC.
             (Exact name of Registrant as specified in its charter)

               DELAWARE                                 3661                                77-042258
   (State or other jurisdiction of          (Primary Standard Industrial                 (I.R.S. Employer
    incorporation or organization)          Classification Code Number)                Identification No.)

                              385 RAVENDALE DRIVE
                            MOUNTAIN VIEW, CA 94043
   (Address, including zip code, of Registrant's principal executive offices)
                      ------------------------------------

                                 LISA C. BERRY
                         GENERAL COUNSEL AND SECRETARY
                             JUNIPER NETWORKS, INC.
                  385 RAVENDALE DRIVE, MOUNTAIN VIEW, CA 94043
                                 (650) 526-8000
(Name, address, and telephone number, including area code, of agent for service)
                      ------------------------------------

                                   Copies to:

                  JUDITH MAYER O'BRIEN                                        NORA L. GIBSON
                      JOHN A. FORE                                          LINDSAY C. FREEMAN
                   BRUCE M. MCNAMARA                                           LORA D. BLUM
            WILSON SONSINI GOODRICH & ROSATI                          BROBECK PHLEGER & HARRISON LLP
                PROFESSIONAL CORPORATION                                        ONE MARKET
                   650 PAGE MILL ROAD                                       SPEAR STREET TOWER
                  PALO ALTO, CA 94304                                    SAN FRANCISCO, CA 94105
                     (650) 493-9300                                           (415) 442-0900

                      ------------------------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
                      ------------------------------------

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [ ]

If this Form is file to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                      ------------------------------------
                        CALCULATION OF REGISTRATION FEE


--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
                                                                 PROPOSED MAXIMUM
                    TITLE OF EACH CLASS                             AGGREGATE                AMOUNT OF
               OF SECURITIES TO BE REGISTERED                   OFFERING PRICE(1)       REGISTRATION FEE(4)
--------------------------------------------------------------------------------------------------------------
  % Convertible Subordinated Notes due March 15, 2007            $977,500,000(2)              $258,060
Common Stock, par value $0.00001 per share, issuable upon
  conversion of     % Convertible Subordinated Notes due
  March 15, 2007                                                       (3)                      (3)
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------


(1) Estimated solely for the purpose of computing the registration pursuant to Rule 457(o) of the Securities Act of 1933.


(2) Exclusive of accrued interest, if any. Includes $127,500,000 in principal amount of convertible notes which the underwriters have an option to purchase.


(3) No additional consideration will be received for any shares of common stock
    issued upon conversion or exchange of the     % Convertible Subordinated
    Notes due March 15, 2007. Pursuant to Rule 416 under the Securities Act of 1933 this registration statement also includes an indeterminate number of
    shares that may be issued upon conversion of the     % Convertible
    Subordinated Notes due March 15, 2007 as a result of anti-dilution and other provisions of the convertible notes.


(4)In connection with its initial filing on February 4, 2000 the Registrant paid $151,800 of the registration fee.


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION. DATED MARCH 2, 2000.



                                  $850,000,000


                                     [LOGO]

                % Convertible Subordinated Notes due March 15, 2007

                            ------------------------


    We are offering $850,000,000 of    % Convertible Subordinated Notes due
March 15, 2007. You may convert your convertible notes into our common stock at any time prior to maturity or their prior redemption or repurchase by us. The convertible notes will mature on March 15, 2007. The conversion rate is shares per each $1,000 principal amount of convertible notes, subject to adjustment. This is equivalent to a conversion price of approximately
$         per share. Our common stock is quoted on the Nasdaq National Market under the symbol "JNPR". On February 29, 2000, the last reported bid price for the common stock was $277.00 per share.


    We will pay interest on the convertible notes on March 15 and September 15 of each year. The first interest payment will be made on September 15, 2000. The convertible notes are subordinated in right of payment to all of our senior debt. The convertible notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

    On or after the third business day after March 15, 2003, we have the option to redeem the convertible notes at the redemption prices set forth in this prospectus. You have the option to require us to repurchase any convertible notes held by you if there is a change in control, under the circumstances and at the price described in this prospectus.

    See "Risk Factors" beginning on page 6 of this prospectus to read about important factors you should consider before buying the convertible notes.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                                Per Note       Total
                                                                --------    ------------
Initial public offering price...............................         %      $
Underwriting discount.......................................         %      $
Proceeds, before expenses, to Juniper Networks..............         %      $

    The initial public offering price set forth above does not include accrued
interest, if any. Interest on the convertible notes will accrue from          ,
2000 and must be paid by the purchaser if the convertible notes are delivered
after          , 2000.


    To the extent that the underwriters sell more than $850,000,000 principal amount of convertible notes, the underwriters have the option to purchase up to an additional $127,500,000 principal amount of convertible notes from us at the initial public offering price less the underwriting discount.


                            ------------------------

    The underwriters expect to deliver the convertible notes in book-entry form only through the facilities of The Depository Trust Company against payment in
New York, New York on          , 2000.

GOLDMAN, SACHS & CO.
          CREDIT SUISSE FIRST BOSTON
                     ROBERTSON STEPHENS
                                 DAIN RAUSCHER WESSELS
                                          SG COWEN
                                                 WARBURG DILLON READ LLC

                            ------------------------

                      Prospectus dated             , 2000.

                               PROSPECTUS SUMMARY

     This summary may not contain all of the information that may be important to you. You should read the entire prospectus as well as the information regarding us, including our consolidated financial statements and the accompanying notes, appearing elsewhere in this prospectus. All information in this prospectus assumes the underwriters' overallotment option with respect to the convertible notes offering is not exercised unless otherwise stated.

ABOUT JUNIPER NETWORKS

     We are a leading provider of Internet infrastructure solutions that enable Internet service providers and other telecommunications service providers to meet the demands resulting from the rapid growth of the Internet. We deliver next generation Internet backbone routers that are specifically designed, or purpose-built, for service provider networks and offer our customers increased reliability, performance, scalability, interoperability and flexibility, and reduced complexity and cost compared to current alternatives. Our flagship product is the M40 Internet backbone router and we recently introduced the M20, an Internet backbone router purpose-built for emerging service providers. Our Internet backbone routers combine the features of our JUNOS Internet Software, high performance ASIC-based (application specific integrated circuit) packet forwarding technology and Internet optimized architecture into a purpose-built solution for service providers. Unlike conventional routers, which were originally developed for enterprise applications and are increasingly inadequate for service provider use in public networks, our Internet backbone routers are specifically designed to accommodate the size and scope of the Internet.

     We sell our Internet backbone routers primarily through a direct sales force in the United States and through value added resellers internationally. Our M40 Internet backbone router is currently used by several of the world's leading service providers, such as UUNet, an MCI WorldCom Company, Cable & Wireless USA, AT&T/IBM Global Services, Frontier GlobalCenter Inc. and Verio Inc.

     We believe that the Internet will continue to grow at significant rates and will evolve into the next generation public network, superseding and expanding upon many of the functions provided by the traditional telephone network. This trend will drive the need for new Internet infrastructure equipment that can deliver the high levels of reliability and scalability needed in a public network. We believe we have developed the first commercially available Internet backbone routing platform specifically designed and built to meet these requirements. Ryan Hankin Kent, an industry research firm, estimated in 1999 that the market for Internet backbone routers was $169 million in 1998 and is expected to increase to approximately $5.5 billion in 2003.

     Our objective is to become the primary supplier of high performance Internet backbone infrastructure equipment. The following are key elements of our strategy:

     - leverage our early lead as supplier of purpose-built Internet infrastructure equipment;

     -  work closely with our key customers;

     -  increase our penetration in major service providers;

     -  leverage our early successes to rapidly penetrate new customers;

     -  expand our sales and distribution network;

     -  maintain and extend our technology leadership; and

     -  enable new IP-based services.

     Our principal executive offices are located at 385 Ravendale Drive, Mountain View, California 94043, and our telephone number is (650) 526-8000. Juniper Networks is a registered trademark and the Juniper Networks logo, M40, M20 and JUNOS are trademarks of Juniper Networks. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder. Information contained on our website, www.juniper.net, does not constitute part of this prospectus. We were incorporated in the State of California in February 1996, and we reincorporated in the State of Delaware in March 1998.

                                  THE OFFERING


Securities offered.........  $850,000,000 aggregate principal amount of      %
                             Convertible Subordinated Notes due March 15, 2007.
                             We also have granted the underwriters an over-allotment option to purchase up to an additional $127,500,000 aggregate principal amount of convertible notes.


Offering price.............  100% of the principal amount of the convertible notes, plus accrued interest, if any, from
                                       , 2000.

Interest...................  We will pay interest on the convertible notes semi-annually on March 15 and September 15 of each year, commencing September 15, 2000.

Conversion.................  You may convert your convertible notes into shares of our common stock at a conversion rate of
                                       shares of common stock per $1,000
                             principal amount of convertible notes. This is equivalent to a conversion price of approximately
                             $     per share. The conversion rate may be subject
                             to adjustment. The convertible notes will be convertible at any time before the close of business on the maturity date, unless we have previously redeemed or repurchased the convertible notes. You may convert your convertible notes called for redemption or submitted for repurchase up to and including the business day immediately preceding the date fixed for redemption or repurchase, as the case may be.

Subordination..............  The convertible notes are subordinated to our senior debt, as that term is defined in
                             "Description of the Convertible
                             Notes -- Subordination". The convertible notes are also effectively subordinated in right of payment to all indebtedness and other liabilities of our subsidiaries. As of December 31, 1999, we did not have any outstanding senior debt. The indenture under which the convertible notes will be issued will not restrict the incurrence of senior debt or other indebtedness by us.

Global note; book-entry
system.....................  We will issue the convertible notes only in fully registered form without interest coupons and in minimum denominations of $1,000. The convertible notes will be evidenced only by one or more global notes in fully registered form and without coupons deposited with the trustee for the convertible notes, as custodian for DTC. Your interest in the global notes will be shown on, and transfers of your interest can only be made through, records maintained by DTC and its participants and indirect participants.

Optional redemption by
Juniper....................  On or after the third business day after March 15,
                             2003, we have the right at any time to redeem some or all of your convertible notes at the redemption prices set forth in this prospectus plus accrued and unpaid interest.

Repurchase at the option of
holders upon a change in
control....................  If we experience a change in control, as that term is defined in "Description of Convertible
                             Notes -- Repurchase at Option of Holders Upon a Change in Control", you will have the right, subject to conditions and restrictions, to require us to repurchase some or all of your convertible notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest to the repurchase date. The repurchase price is payable in cash or, at our choice depending on the circumstances, in shares of our common stock, valued at 95% of the average closing sales prices of the common stock for the five trading days preceding and including the third trading day prior to the repurchase date.

Use of proceeds............  We anticipate using the net proceeds from this offering for working capital and other general corporate purposes. Should the opportunity arise, we may also use a portion of the net proceeds to fund acquisitions of or investments in complementary businesses, partnerships, minority investments, products or technologies.

Events of default..........  Events of default include:

                             - we fail to pay principal of or any premium on any convertible note when due, whether or not the payment is prohibited by the subordination provisions of the indenture;

                             - we fail to pay any interest on any convertible note when due and that default continues for 30 days, whether or not the payment is prohibited by the subordination provisions of the indenture;

                             - we fail to provide the notice that we are required to give in the event of a change in control, whether or not the notice is prohibited by the subordination provisions of the indenture;

                             - we fail to perform any other covenant in the indenture and that failure continues for 60 days after written notice to us by the trustee or the holders of at least 25% in aggregate principal amount of outstanding convertible notes;

                             - we or any of our significant subsidiaries fail to pay when due at final maturity thereof, either at its maturity or upon acceleration, any indebtedness under any bonds, debentures, convertible notes or other evidences of indebtedness for money borrowed, or any guarantee thereof, in excess of $25,000,000 if the indebtedness is not discharged, or the acceleration is not annulled, within 30 days after written notice to us by the trustee or the holders of at least 25% in aggregate principal amount of the outstanding convertible notes; and

                             -  events of bankruptcy, insolvency or
                                reorganization with respect to us or any of our significant subsidiaries specified in the indenture.

Listing of convertible
notes......................  The convertible notes will not be listed on any securities exchange or quoted on the Nasdaq
                             National Market. The underwriters have advised us that they currently intend to make a market in the convertible notes. However, the underwriters are not obligated to do so, and any such market making may be discontinued at any time at the sole discretion of the underwriters without notice. Our common stock is traded on the Nasdaq National Market under the symbol "JNPR".

Governing law..............  The indenture and the convertible notes will be governed by the laws of the State of New York, without regard to conflicts of laws principles.

Risk factors...............  You should read the "Risk Factors" section, beginning on page 6, as well as the other cautionary statements, risks and uncertainties described in this prospectus, so that you understand the risks associated with an investment in the convertible notes.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                              YEAR ENDED DECEMBER 31,
                                                          --------------------------------
                                                            1999        1998        1997
                                                          --------    --------    --------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenues..........................................    $102,606    $  3,807    $     --
Cost of revenues......................................      45,272       4,416          --
                                                          --------    --------    --------
Gross profit (loss)...................................      57,334        (609)         --
Operating expenses:
  Research and development............................      41,502      23,987       9,406
  Sales and marketing.................................      20,931       4,216       1,149
  General and administrative..........................       5,235       2,223       1,043
  Amortization of goodwill and purchased intangibles
     and deferred stock compensation..................       4,286       1,235          --
                                                          --------    --------    --------
     Total operating expenses.........................      71,954      31,661      11,598
                                                          --------    --------    --------
Operating loss........................................     (14,620)    (32,270)    (11,598)
Interest income, net..................................       8,011       1,301       1,235
                                                          --------    --------    --------
Loss before income taxes..............................      (6,609)    (30,969)    (10,363)
Provision for income taxes............................       2,425           2          --
                                                          --------    --------    --------
Net loss..............................................    $ (9,034)   $(30,971)   $(10,363)
                                                          ========    ========    ========
Basic and diluted net loss per share(1)...............    $  (0.10)   $  (0.80)   $  (0.40)
                                                          ========    ========    ========
Shares used in computing basic and diluted net loss
  per share(1)........................................      94,661      38,871      25,773
                                                          ========    ========    ========
Pro forma basic and diluted net loss per share
  (unaudited)(1)......................................    $  (0.07)   $  (0.28)
                                                          ========    ========
Shares used in computing pro forma basic and diluted
  net loss per share (unaudited)(1)...................     131,480     111,210
                                                          ========    ========
OTHER DATA:
Ratio of earnings to fixed charges(2).................          --          --          --

                                                                      DECEMBER 31, 1999
                                                                ------------------------------
                                                                   ACTUAL       AS ADJUSTED(3)
                                                                ------------    --------------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........      $345,958         1,173,708
Working capital.............................................       322,170         1,149,920
Long-term investments.......................................        97,201            97,201
Total assets................................................       513,378         1,363,378
Total long-term debt........................................            --           850,000
Stockholders' equity........................................       457,715           457,715


---------------


(1) See note 1 of the notes to consolidated financial statements for an explanation of the determination of the shares used to compute net loss per share. All share and per share amounts have been adjusted to reflect the three-for-one split of our common stock paid to stockholders of record on December 31, 1999.


(2) The pre-tax loss from continuing operations for the years ended December 31, 1999, 1998 and 1997 are not sufficient to cover fixed charges by a total of approximately $6.6 million in 1999, $31.0 million in 1998 and $10.4 million in 1997. As a result, the ratio of earnings to fixed charges has not been computed for any of these years.


(3) Reflects net proceeds of approximately $827.8 million from the sale of the convertible notes, assuming an offering price of 100% of the principal amount, and after deducting underwriters' discounts and commissions and estimated offering expenses.

                                  RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks described below before making an investment decision.

RISKS RELATED TO OUR BUSINESS

OUR FAILURE TO INCREASE OUR REVENUES WOULD PREVENT US FROM MAINTAINING PROFITABILITY.

     We have incurred significant losses since inception. As of December 31, 1999, we had an accumulated deficit of $52.2 million. Although our net revenues have grown from zero in the quarter ended September 30, 1998 to $45.4 million in the quarter ended December 31, 1999, we cannot be certain that our revenues will continue to grow. We have large fixed expenses and we expect to continue to incur significant and increasing sales and marketing, product development and administrative expenses. As a result, we will need to generate significantly higher revenues to maintain profitability. See "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Consolidated Financial Statements and the Notes to the Consolidated Financial Statements for more information on our results of operations.

OUR LIMITED OPERATING HISTORY MAKES FORECASTING DIFFICULT.

     As a result of our limited operating history, it is difficult to forecast accurately our revenues, and we have limited meaningful historical financial data upon which to base planned operating expenses. Specifically, we began operations in February 1996, introduced our M40 Internet backbone router product in September 1998, began shipping the M40 in volume in October 1998 and introduced the M20 in December 1999. In addition, our operating expenses are largely based on anticipated revenue trends and a high percentage of our expenses are and will continue to be fixed in the short-term. The revenue and income potential of our products and business are unproven and the market that we are addressing is rapidly evolving. If we do not achieve our expected revenues, our operating results will be below our expectations and the expectations of investors and market analysts, which could cause the price of our convertible notes and common stock to decline.

OUR SUCCESS DEPENDS ON OUR ABILITY TO DEVELOP PRODUCTS AND PRODUCT ENHANCEMENTS THAT WILL ACHIEVE MARKET ACCEPTANCE.

     We cannot assure you that we will be able to develop new products or product enhancements in a timely manner, or at all. Any failure to develop new products or product enhancements will substantially decrease market acceptance and sales of our present and future products which will significantly harm our business and financial results. Even if we are able to develop and commercially introduce new products and enhancements, we cannot assure you that the new products or enhancements will achieve widespread market acceptance. Any failure of our future products to achieve market acceptance could harm our business and financial results.

THE LONG SALES AND IMPLEMENTATION CYCLES FOR OUR PRODUCTS, AS WELL AS OUR EXPECTATION THAT CUSTOMERS WILL SPORADICALLY PLACE LARGE ORDERS WITH SHORT LEAD TIMES MAY CAUSE REVENUES AND OPERATING RESULTS TO VARY SIGNIFICANTLY FROM QUARTER TO QUARTER.

     A customer's decision to purchase our products involves a significant commitment of its resources and a lengthy evaluation and product qualification process. As a result, our sales cycle may be lengthy. Throughout the sales cycle, we often spend considerable time educating and providing information to prospective customers regarding the use and benefits of the products. Even after making the decision to purchase, our customers tend to deploy the products slowly and deliberately. Timing of deployment can vary widely and depends on the skill set of the customer, the size of the network deployment, the complexity of the customer's network environment and the degree of hardware and software configuration necessary to deploy the products. Customers with large networks usually expand their networks in large increments on a periodic basis. Accordingly, we expect to receive purchase orders for significant dollar amounts on an irregular basis. Because of our limited operating history, we cannot predict these sales and development cycles. These long cycles, as well as our expectation that customers will tend to sporadically place large orders with short lead times, may cause our revenues and operating results to vary significantly and unexpectedly from quarter to quarter.

WE HAVE A LIMITED NUMBER OF CUSTOMERS UPON WHOM WE RELY, AND ANY DECREASE IN REVENUE FROM THESE CUSTOMERS COULD HAVE AN ADVERSE EFFECT ON US.

     We began recognizing revenues from sales of the M40 in the quarter ended December 31, 1998. A significant portion of our revenues to date have been recognized from a limited number of customers, with two customers, UUNet and Cable & Wireless, representing 58% of our revenues for the year ended December 31, 1999. We expect that the majority of our revenues will continue to depend on sales of our products to a small number of customers. Any downturn in the business of these customers or potential new customers could significantly decrease the sales of our products to these customers which could seriously harm our revenues and results of operations.

IF THE INTERNET DOES NOT CONTINUE TO EXPAND AS A WIDESPREAD COMMUNICATIONS MEDIUM, DEMAND FOR OUR PRODUCTS MAY DECLINE SIGNIFICANTLY.

     Our future success depends on the continued growth of the Internet as a widely used medium for commerce and communication. If the Internet does not continue to expand as a widespread communications medium and commercial marketplace, the growth of the market for Internet infrastructure equipment may not continue and the demand for our products could decline significantly.

WE FACE INTENSE COMPETITION THAT COULD REDUCE OUR MARKET SHARE.

     Competition in the Internet infrastructure market is intense. This market has historically been dominated by Cisco Systems with other companies such as Nortel Networks and Lucent Technologies providing products to a smaller segment of the market. In addition, a number of private companies have announced plans for new products to address the same problems which our products address.

     In order to compete effectively in the Internet router market we must deliver products which:

     -  provide extremely high network reliability;

     -  provide high performance interfaces and packet processing capabilities;

     -  scale easily and efficiently with minimum disruption to the network;

     -  interoperate with existing network designs and equipment vendors;

     - reduce the complexity of the network by decreasing the need for overlapping equipment; and

     -  provide a cost-effective solution for service providers.

     If we are unable to compete successfully against our current and future competitors, we could experience price reductions, reduced gross margins and loss of market share, any one of which could materially and adversely affect our business, operating results and financial condition. See "Business -- Competition" for detailed information about our competition.

WE MUST EXPAND SUBSTANTIALLY OUR DIRECT AND INDIRECT SALES OPERATIONS IN ORDER TO INCREASE MARKET AWARENESS AND SALES OF OUR PRODUCTS.

     Our products and services require a sophisticated sales effort targeted at several key people within each of our prospective customers' organizations. This sales effort requires the efforts of select personnel as well as specialized system and consulting engineers. We have recently expanded our direct sales force and plan to hire additional qualified sales personnel and system and consulting engineers. Competition for these individuals is intense, and we might not be able to hire the kind and number of sales personnel and system and consulting engineers we need. In addition, we believe that our future success is dependent upon establishing successful relationships with a variety of distribution partners. We have entered into agreements with several value added resellers, some of whom also sell products that compete with our products. We cannot be certain that we will be able to reach agreement with additional resellers on a timely basis or at all, or that they will devote adequate resources to selling our products.

     If we are unable to expand our direct and indirect sales operations, we may not be able to increase market awareness or sales of our products, which may prevent us from maintaining profitability.

IF WE DO NOT EXPAND OUR CUSTOMER SERVICE AND SUPPORT ORGANIZATION SUBSTANTIALLY, SALES OF OUR PRODUCTS MAY BE SIGNIFICANTLY REDUCED.

     The complexity of our products and the difficulty of installing them require highly trained customer service and support personnel. We currently have a small customer service and support organization and will need to increase our staff to support new customers and the expanding needs of existing customers. Hiring customer service and support personnel is very competitive in our industry due to the limited number of people available with the necessary technical skills and understanding of the Internet. If we are unable to expand our customer service and support organization, we may not be able to increase sales of our products, which would seriously harm our business.

WE ARE DEPENDENT ON SOLE SOURCE AND LIMITED SOURCE SUPPLIERS FOR SEVERAL KEY COMPONENTS, AND IF WE ARE UNABLE TO BUY THESE COMPONENTS ON A TIMELY BASIS, WE WILL NOT BE ABLE TO DELIVER OUR PRODUCTS TO OUR CUSTOMERS.

     We currently purchase several key components, including ASICs and power supplies, from single or limited sources. We worked with IBM for over three years to develop several of our key proprietary application specific integrated circuits, or ASICs, which are custom designed integrated circuits built to perform a specific function more rapidly than a general purpose microprocessor. IBM is currently our sole source supplier of these ASICs. These ASICs are very complex, and we may not be able to develop an alternate source to IBM in a timely manner, which could hurt our ability to deliver our products to our customers. We also purchase power supplies from a single source and purchase other custom components from other sole or limited sources. If we are unable to buy these components on a timely basis, we will not be able to deliver the products to our customers, which would negatively impact present and future sales and revenue which would, in turn, seriously harm our business.

WE CURRENTLY DEPEND PRIMARILY ON ONE CONTRACT MANUFACTURER, AND IF WE HAVE TO QUALIFY A NEW CONTRACT MANUFACTURER WE MAY LOSE REVENUE AND DAMAGE OUR CUSTOMER RELATIONSHIPS.

     Solectron, a third party manufacturer for numerous companies, manufactures the M40 and M20 at its Milpitas, California facility on a purchase order basis and is our primary manufacturer. We currently do not have a long-term supply contract with Solectron. If we should fail to effectively manage our relationship with Solectron, or if Solectron experiences delays, disruptions or quality control problems in its manufacturing operations, our ability to ship products to our

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

customers could be delayed. We have begun the process to qualify a new third party contract manufacturer. Qualifying a new contract manufacturer and commencing volume production is expensive and time consuming. If we are required or choose to change contract manufacturers, we may lose revenue and damage our customer relationships.

IF WE FAIL TO ACCURATELY PREDICT OUR MANUFACTURING REQUIREMENTS, WE COULD INCUR ADDITIONAL COSTS OR EXPERIENCE MANUFACTURING DELAYS.

     Because we currently do not have a long-term supply contract with Solectron, it is not obligated to supply products to us for any specific period, in any specific quantity or at any certain price, except as may be provided in a particular purchase order. We provide forecasts of our demand to Solectron up to six months prior to scheduled delivery of products to our customers. If we overestimate our requirements, Solectron may have excess inventory, which would increase our costs. If we underestimate our requirements, Solectron may have an inadequate inventory, which could interrupt manufacturing of our products and result in delays in shipments and revenues. In addition, lead times for materials and components we order vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. We also may experience shortages of certain components from time to time, which also could delay the manufacturing of our products.

THE UNPREDICTABILITY AND SEASONALITY OF OUR QUARTERLY RESULTS MAY ADVERSELY AFFECT THE TRADING PRICE OF OUR COMMON STOCK AND THE CONVERTIBLE NOTES.

     Our revenues and operating results will vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control and any of which may cause our stock price to fluctuate. The primary factors that may affect us include the following:

     -  demand for our products;

     -  the timing of sales of our products;

     -  the timing of recognizing revenue and deferred revenue;

     -  new product introductions by our competitors;

     - changes in our pricing policies or the pricing policies of our competitors;

     - our ability to develop, introduce and ship new products and product enhancements that meet customer requirements in a timely manner;

     - our ability to obtain sufficient supplies of the sole or limited source components, including ASICs and power supplies for our products;

     -  increases in the prices of the components we purchase;

     - our ability to attain and maintain production volumes and quality levels for our products;

     -  Internet growth and demand for Internet infrastructure;

     -  prototype expenses;

     -  costs related to acquisitions of technology or businesses; and

     - general economic conditions as well as those specific to the Internet and related industries.

     In addition, we are dependent on decisions by customers to build their Internet infrastructure, which decisions are in turn dependent upon the success and expected demand for the services offered by those customers. Furthermore, the long sales and implementation cycles for our products, as well as the degree to which customers will sporadically place large orders with short lead times, may cause revenues and operating results to vary significantly from quarter to quarter.

     We plan to increase significantly our operating expenses to fund greater levels of research and development, expand our sales and marketing operations, broaden our customer support capabilities and develop new distribution channels. We also plan to expand our general and administrative functions to address the increased reporting and other administrative demands, that have resulted from being a publicly traded company and the increasing size of our business. Our operating expenses are largely based on anticipated revenue trends and a high percentage of our expenses are, and will continue to be, fixed in the short term. As a result, a delay in generating or recognizing revenue for the reasons set forth above, or for any other reason, could cause significant variations in our operating results from quarter to quarter and could result in substantial operating losses.

     Due to the foregoing factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is likely that in some future quarters, our operating results may be below the expectations of public market analysts and investors. In this event, the price of our common stock and the convertible notes may fall.

IF OUR PRODUCTS DO NOT INTEROPERATE WITH OUR CUSTOMERS' NETWORKS, INSTALLATIONS WILL BE DELAYED OR CANCELLED AND COULD RESULT IN SUBSTANTIAL PRODUCT RETURNS WHICH COULD HARM OUR BUSINESS.

     Our products are designed to interface with our customers' existing networks, each of which has different specifications and utilizes multiple protocol standards. Many of our customers' networks contain multiple generations of products that have been added over time as these networks have grown and evolved. Our products must interoperate with all of the products within these networks as well as future products in order to meet our customers' requirements. If we find errors in the existing software used in our customers' networks, we must modify our JUNOS Internet Software to fix or overcome these errors so that our products will interoperate and scale with the existing software and hardware. If our products do not interoperate with those of our customers' networks, installations could be delayed, orders for our products could be cancelled or our products could be returned. This would also seriously harm our reputation, which could seriously harm our business and prospects.

BECAUSE OUR PRODUCTS ARE COMPLEX AND ARE DEPLOYED IN COMPLEX ENVIRONMENTS, THEY MAY HAVE ERRORS OR DEFECTS THAT WE FIND ONLY AFTER FULL DEPLOYMENT, WHICH COULD SERIOUSLY HARM OUR BUSINESS.

     Our products are highly complex and designed to be deployed in very large and complex networks. Although we have thoroughly tested our products, because of the nature of the product, it can only be fully tested when deployed in very large networks with high amounts of traffic. To date, our products have been deployed only on a limited basis. Consequently, our customers may discover errors or defects in the hardware or the software after it has been fully deployed. If we are unable to fix errors or other problems that may be identified in full deployment, we could experience:

     -  loss of or delay in revenues and loss of market share;

     -  loss of customers;

     -  failure to achieve market acceptance;

     -  diversion of development resources;

     -  increased service and warranty costs;

     -  legal actions by our customers; and

     -  increased insurance costs.

CUSTOMER PRODUCT LIABILITY CLAIMS BASED ON ERRORS IN OUR SOFTWARE OR MISTAKES IN PERFORMING OUR SERVICES COULD RESULT IN COSTLY LITIGATION AGAINST US.

     We may be subject to claims based on errors in our software or mistakes in performing our services, including claims relating to damages to our customers' internal systems. Our contracts with our customers generally contain provisions designed to limit our exposure to potential product liability claims, such as disclaimers of warranties and limitations on liability for special, consequential and incidental damages. We believe our product liability insurance is adequate to cover potential product liability claims. However, a product liability claim, whether successful or not, could seriously impact our capital reserves, harm our reputation, and direct the attention of key personnel away from our business, any of which could harm our business.

PROBLEMS ARISING FROM USE OF OUR PRODUCTS IN CONJUNCTION WITH OTHER VENDORS' PRODUCTS COULD DISRUPT OUR BUSINESS AND HARM OUR FINANCIAL CONDITION.

     Service providers typically use our products in conjunction with products from other vendors. As a result, when problems occur, it may be difficult to identify the source of the problem. These problems may cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations problems.

OUR PRODUCTS ARE NEW AND FACE RAPID TECHNOLOGICAL CHANGES AND EVOLVING STANDARDS AND IF WE DO NOT RESPOND IN A TIMELY MANNER, OUR BUSINESS COULD BE HARMED.

     The Internet infrastructure market is characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. In developing our products, we have made, and will continue to make, assumptions with respect to which standards will be adopted by our customers and competitors. If the standards adopted are different from those which we have chosen to support, market acceptance of our products may be significantly reduced or delayed and our business will be seriously harmed. In addition, the introduction of products embodying new technologies and the emergence of new industry standards could render our existing products obsolete.

     In addition, in order to introduce products embodying new technologies and new industry standards, we must be able to gain access to the latest technologies of our suppliers such as IBM. Any failure to gain access to the latest technologies could harm our business and operating results.

OUR FAILURE TO ESTABLISH AND MAINTAIN KEY CUSTOMER RELATIONSHIPS MAY RESULT IN DELAYS IN INTRODUCING NEW PRODUCTS OR CAUSE CUSTOMERS TO FOREGO PURCHASING OUR PRODUCTS.

     Our future success will also depend upon our ability to develop and manage key customer relationships in order to introduce a variety of new products and product enhancements that address the increasingly sophisticated needs of our customers. Our failure to establish and maintain these customer relationships may adversely affect our ability to develop new products and product enhancements. In addition, we may experience delays in releasing new products and product enhancements in the future. Material delays in introducing new products and enhancements or our inability to introduce competitive new products may cause customers to forego purchases of our products and purchase those of our competitors, which could seriously harm our business.

IF WE FAIL TO MANAGE EXPANSION EFFECTIVELY, OUR BUSINESS, FINANCIAL CONDITION AND PROSPECTS COULD BE SERIOUSLY HARMED.

     Our ability to successfully offer our products and implement our business plan in a rapidly evolving market requires an effective planning and management process. We continue to increase the scope of our operations domestically and internationally and have grown our headcount substantially. At December 31, 1998, we had a total of 156 employees and at December 31, 1999, we had a total of 335 employees. In addition, we plan to continue to hire a significant number of employees this year. This growth has placed, and our anticipated growth in future operations will continue to place, a significant strain on our management systems and resources. We expect that we will need to continue to improve our financial and managerial controls, reporting systems and procedures, and will need to continue to expand, train and manage our work force worldwide. Furthermore, we expect that we will be required to manage multiple relationships with various customers and other third parties.

WE DEPEND ON OUR KEY PERSONNEL TO MANAGE OUR BUSINESS EFFECTIVELY IN A RAPIDLY CHANGING MARKET AND IF WE ARE UNABLE TO HIRE ADDITIONAL PERSONNEL, OUR ABILITY TO SELL OUR PRODUCTS COULD BE HARMED.

     Our future success depends upon the continued services of our executive officers and other key engineering, sales, marketing and support personnel. None of our officers or key employees is bound by an employment agreement for any specific term and we do not have "key person" life insurance policies covering any of our employees.

     We also intend to hire a significant number of engineering, sales, marketing and support personnel in the future, and we believe our success depends, in large part, upon our ability to attract and retain these key employees. Competition for this personnel is intense, especially in the San Francisco Bay area. In particular, we have experienced difficulty in hiring qualified ASIC, software, system and test and customer support engineers and there can be no assurance that we will be successful in attracting and retaining these individuals. The loss of the services of any of our key employees, the inability to attract or retain qualified personnel in the future, or delays in hiring required personnel, particularly engineers and sales personnel, could delay the development and introduction of and negatively impact our ability to sell our products.

IF WE BECOME SUBJECT TO UNFAIR HIRING CLAIMS WE COULD INCUR SUBSTANTIAL COSTS IN DEFENDING OURSELVES.

     Companies in our industry whose employees accept positions with competitors frequently claim that their competitors have engaged in unfair hiring practices. We have received claims of this kind in the past and we cannot assure you that we will not receive claims of this kind in the future as we seek to hire qualified personnel or that those claims will not result in material litigation. We could incur substantial costs in defending ourselves against these claims, regardless of their merits.

OUR BUSINESS WILL BE ADVERSELY AFFECTED IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS FROM THIRD-PARTY CHALLENGES.

     We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with our employees, consultants and corporate partners, and control access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

NECESSARY LICENSES OF THIRD-PARTY TECHNOLOGY MAY NOT BE AVAILABLE TO US OR MAY BE VERY EXPENSIVE.

     From time to time we may be required to license technology from third parties to develop new products or product enhancements. We cannot assure you that third party licenses will be available to us on commercially reasonable terms, if at all. The inability to obtain any third-party license required to develop new products and product enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost either of which could seriously harm our business, financial condition and results of operations.

WE COULD BECOME SUBJECT TO LITIGATION REGARDING INTELLECTUAL PROPERTY RIGHTS WHICH COULD SERIOUSLY HARM OUR BUSINESS.

     In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. Although we have never been involved in any intellectual property litigation, we may be a party to litigation in the future to protect our intellectual property or as a result of an alleged infringement of others' intellectual property. Claims for alleged infringement and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidation of our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation could also force us to do one or more of the following:

     - stop selling, incorporating or using our products that use the challenged intellectual property;

     - obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or

     -  redesign those products that use such technology.

     If we are forced to take any of the foregoing actions, our business may be seriously harmed. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. For more information concerning our intellectual property rights, see "Business -- Intellectual Property."

WE FACE RISKS ASSOCIATED WITH OUR INTERNATIONAL OPERATIONS THAT COULD HARM OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     We market, sell and service our products in the United States and internationally. We have established offices in England, The Netherlands, France and Germany to market, sell and service our products in Europe and in Japan, Hong Kong and Australia to market, sell and service our products in the Asia Pacific region.

     We intend to expand substantially our international operations and enter new international markets. This expansion will require significant management attention and financial resources to develop successfully direct and indirect international sales and support channels. We may not be able to maintain or increase international market demand for our products.

     We currently have limited experience in marketing and distributing our products internationally and in developing versions of our products that comply with local standards. In addition, international operations are subject to other inherent risks, including:

     - greater difficulty in accounts receivable collection and longer collection periods;

     -  difficulties and costs of staffing and managing foreign operations;

     -  the impact of recessions in economies outside the United States;

     -  unexpected changes in regulatory requirements;

     -  certification requirements;

     -  reduced protection for intellectual property rights in some countries;

     -  potentially adverse tax consequences; and

     -  political and economic instability.

     Our export revenues were $22.5 million for the year ended December 31, 1999 and are generally denominated in U.S. dollars. Consequently, we do not currently engage in currency hedging activities. However, a portion of our international revenues may be denominated in foreign currencies in the future.

ANY ACQUISITIONS WE MAKE COULD DISRUPT OUR BUSINESS AND HARM OUR FINANCIAL CONDITION.

     We intend to make investments in complementary companies, products or technologies. In the event of any such investments or acquisitions, we could:

     - issue stock that would dilute our current stockholders' percentage ownership;

     -  incur debt;

     -  assume liabilities;

     - incur amortization expenses related to goodwill and other intangible assets; or

     -  incur large and immediate write-offs.

     These acquisitions also involve numerous risks, including:

     -  problems combining the purchased operations, technologies or products;

     -  unanticipated costs;

     -  diversion of management's attention from our core business;

     - adverse effects on existing business relationships with suppliers and customers;

     - risks associated with entering markets in which we have no or limited prior experience; and

     - potential loss of key employees, particularly those of the acquired organizations.

     We cannot assure you that we will be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future.

RISKS RELATED TO THE CONVERTIBLE NOTES

SUBSTANTIAL LEVERAGE AND DEBT SERVICE OBLIGATIONS MAY ADVERSELY AFFECT OUR CASH FLOW.

     We will have substantial amounts of outstanding indebtedness, primarily the convertible notes, upon the completion of this offering. As a result of this indebtedness, our principal and interest payment obligations will increase substantially. There is the possibility that we may be unable to generate cash sufficient to pay the principal of, interest on and other amounts due in respect of our indebtedness when due. We may also add additional equipment loans and lease lines to finance capital expenditures and may obtain additional long-term debt, working capital lines of credit and lease lines.

     Our substantial leverage could have significant negative consequences, including:

     - increasing our vulnerability to general adverse economic and industry conditions;

     - limiting our ability to obtain additional financing;

     - requiring the dedication of a substantial portion of our expected cash flow from operations to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including capital expenditures;

     - limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

     - placing us at a possible competitive disadvantage relative to less leveraged competitors and competitors that have better access to capital resources.

THE CONVERTIBLE NOTES WILL RANK BELOW FUTURE SENIOR DEBT WE MAY INCUR, AND WE MAY BE UNABLE TO REPAY OUR OBLIGATIONS UNDER THE CONVERTIBLE NOTES.

     The convertible notes will be unsecured and subordinated in right of payment to all future senior debt we may incur. Because the convertible notes will be subordinate to our senior debt, if we experience:

     - a bankruptcy, liquidation or reorganization;

     - an acceleration of the convertible notes due to a default; or

     - other specified events,

then our assets will be used to satisfy the holders of our senior debt before we will be able to make additional payments on the convertible notes. Further, the assets of each of our subsidiaries must be used to satisfy the holders of the subsidiary's indebtedness before we can use the subsidiary's assets to make payments on the convertible notes. Therefore, we may not have sufficient assets remaining to pay amounts due on any or all of the convertible notes.

     The convertible notes will be our obligations exclusively. The indenture for the convertible notes does not limit our ability, or that of our subsidiaries, to incur senior debt, other indebtedness and other liabilities. We may have difficulty paying what we owe under the convertible notes if we, or any of our subsidiaries, incur additional indebtedness or other liabilities. From time to time we and our subsidiaries may incur additional indebtedness, including senior debt, which could adversely affect our ability to pay our obligations under the convertible notes.

WE MAY BE UNABLE TO REPAY OR REPURCHASE THE CONVERTIBLE NOTES.

     At maturity, the entire outstanding principal amount of the convertible notes will become due and payable. In addition, if we experience a change in control, as defined in "Description of the Convertible Notes -- Repurchase at Option of Holders Upon a Change in Control", each holder of the convertible notes may require us to repurchase all or a portion of that holder's convertible notes. At maturity or if a change in control occurs, we may not have sufficient funds or may be unable to arrange for additional financing to pay the principal amount or repurchase price due. Under the terms of the indenture for the convertible notes, we may elect, subject to certain conditions, to pay the repurchase price upon a change in control with shares of our common stock. Any future borrowing arrangements or agreements relating to senior debt to which we become a party may contain restrictions on, or prohibitions against, our repayments or repurchases of the convertible notes. If the maturity date or change in control occurs at a time when our other arrangements prohibit us from repaying or repurchasing the convertible notes, we could try to obtain the consent of the lenders under those arrangements, or we could attempt to refinance the borrowings that contain the restrictions. If we do not obtain the necessary consents or refinance these borrowings, we will be unable to repay or repurchase the convertible notes. In that case, our failure to repurchase any tendered convertible notes or repay the convertible notes due upon maturity would constitute an event of default under the indenture. Any such default, in turn, may cause a default under the terms of our senior debt. As a result, in those circumstances, the subordination provisions of the indenture would, absent a waiver, prohibit any repayment or repurchase of the convertible notes until we pay the senior debt in full.

THE PRICE OF OUR COMMON STOCK AND THEREFORE THE PRICE OF OUR CONVERTIBLE NOTES MAY FLUCTUATE SIGNIFICANTLY, WHICH MAY RESULT IN LOSSES FOR INVESTORS.

     The market price for our common stock may be volatile. We expect our stock price to be subject to fluctuations as a result of a variety of factors, including factors beyond our control. These include:

     -  quarterly variations in operating results;

     -  changes in financial estimates by securities analysts;

     -  changes in market valuations of Internet related companies;

     - announcements by us or our competitors of new products or of significant acquisitions, strategic partnerships or joint ventures;

     -  any loss of a major customer;

     -  additions or departures of key personnel;

     - any deviations in net revenues or in losses from levels expected by securities analysts;

     -  future sales of common stock; and

     - volume fluctuations, which are particularly common among highly volatile securities of Internet related companies.

     We may fail to meet the expectations of our stockholders or of securities analysts at some time in the future, and our stock price, and therefore the price of our convertible notes, could decline as a result.

THERE MAY BE NO PUBLIC MARKET FOR THE CONVERTIBLE NOTES.

     Prior to this offering, there has been no trading market for the convertible notes. Although the underwriters have advised us that they currently intend to make a market in the convertible notes, they are not obligated to do so and may discontinue their market-making activities at any time without notice. Consequently, we cannot ensure that any market for the convertible notes will develop, or if one does develop, that it will continue for any period of time. If an active market for the convertible notes fails to develop or continue, this failure could harm the trading price of the convertible notes. We do not intend to apply for listing of the notes on any securities exchange or any automated quotation system.

MANAGEMENT MAY APPLY THE PROCEEDS OF THIS OFFERING TO USES THAT DO NOT INCREASE OUR PROFITS OR MARKET VALUE.

     The net proceeds from the sale of the convertible notes have not been allocated for a particular purpose. We intend to use the net proceeds for general corporate purposes and working capital. In addition, we may use the net proceeds to make investments in and acquisitions of complementary businesses, partnerships, minority investments, products or technologies, although no agreement or understanding with respect to any future acquisition or investment has been reached. Our management will have significant discretion as to the use of the net proceeds of the offering and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds from this offering may be applied to uses that ultimately may not increase our operating results or our market value. See "How We Intend to Use the Proceeds From This Offering."

OUR EXECUTIVE OFFICERS AND DIRECTORS WILL CONTINUE TO HAVE SUBSTANTIAL CONTROL OVER JUNIPER NETWORKS AFTER THIS OFFERING, WHICH COULD ENABLE THEM TO CONTROL OUR BUSINESS AND AFFAIRS.

     Our executive officers, directors and entities affiliated with them, beneficially own approximately 40% of our outstanding common stock as of December 31, 1999. These stockholders, if acting together, would be able to influence significantly all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. See "Principal Stockholders."

PROVISIONS OF OUR CHARTER DOCUMENTS MAY HAVE ANTI-TAKEOVER EFFECTS THAT COULD PREVENT A CHANGE IN OUR CONTROL.

     Provisions of our amended and restated certificate of incorporation, bylaws, and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. See "Description of Capital Stock."

FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET MAY DEPRESS THE PRICE OF OUR CONVERTIBLE NOTES AND COMMON STOCK.


     After this offering, we will have outstanding 156,485,674 shares of common stock. Sales of a substantial number of shares of our common stock in the public market following this offering could cause the price of our convertible notes and common stock to decline. In particular, on February 8, 2000, certain of our executive officers, in coordination with Goldman, Sachs & Co., sold an aggregate of 855,000 shares of common stock in block trades on the open market. Any block sales could cause the price of our convertible notes, once issued, and our common stock to decline.


     In connection with this offering and other than the block trades described above, our officers and directors have agreed not to dispose of or hedge any shares of our common stock for a total of 90 days after the effective date of this prospectus, subject to exceptions described in the Underwriting Agreement.

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify forward-looking statements. This prospectus also contains forward-looking statements attributed to third parties relating to their estimates regarding the growth of Internet use. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us and described in the preceding pages and elsewhere in this prospectus.

              HOW WE INTEND TO USE THE PROCEEDS FROM THIS OFFERING


     We are offering $850,000,000 of convertible notes. After deducting the underwriters' discounts and estimated offering expenses, we anticipate retaining approximately $827,750,000 of the proceeds from the sale of the convertible notes, assuming a sale of the convertible notes at 100% of the principal amount. We anticipate retaining approximately $952,062,500 if the underwriters exercise their over-allotment option in full.

     We intend to use our net proceeds from this offering for general corporate purposes and working capital requirements. We may also use a portion of the net proceeds to fund possible investments in and acquisitions of complementary businesses, partnerships, minority investments, products or technologies. Currently there are no commitments or agreements regarding any such acquisitions or investments. Pending their ultimate use, we intend to invest the net proceeds from this offering in short-term and long-term securities.

                          PRICE RANGE OF COMMON STOCK

     Our common stock has been quoted on the Nasdaq National Market under the symbol "JNPR" since June 25, 1999. Prior to that time, there was no public market for the common stock. The following table sets forth, for the periods indicated, the high and low closing prices per share of the common stock as reported on the Nasdaq National Market. All per share amounts have been adjusted to reflect the three-for-one split of our common stock paid to stockholders of record on December 31, 1999.


                                                                 HIGH        LOW
                                                                -------    -------
1999
Second Quarter (since June 25, 1999)........................    $ 49.66    $ 32.96
Third Quarter...............................................    $ 75.67    $ 41.67
Fourth Quarter..............................................    $118.17    $ 60.71
2000
First Quarter (through February 29, 2000)...................    $274.31    $102.58



     On February 29, 2000 the reported last sale price of the common stock on the Nasdaq National Market was $274.31. As of December 31, 1999 there were approximately 300 stockholders of record.


                                DIVIDEND POLICY

     We have never declared or paid any dividends on our capital stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any dividends in the foreseeable future.

                                 CAPITALIZATION


     The following table sets forth our actual capitalization as of December 31, 1999, and our capitalization as adjusted to give effect to the issuance of $850,000,000 in convertible notes being offered hereby at an assumed initial public offering price of 100% principal amount. You should read this table in conjunction with our consolidated financial statements and the related notes included elsewhere herein.



                                                                 DECEMBER 31, 1999
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                               (IN THOUSANDS, EXCEPT
                                                                SHARE AND PER SHARE
                                                                     AMOUNTS)
Debt:
     % Convertible Subordinated Notes due March 15, 2007....  $     --    $  850,000
Other long-term debt........................................        --            --
Stockholders' equity:
  Convertible preferred stock, $0.00001 par value,
     10,000,000 shares authorized, none issued or
     outstanding (actual and as adjusted)...................        --            --
  Common stock, $0.00001 par value, 200,000,000 shares
     authorized, 155,938,599 shares issued and outstanding
     (actual and as adjusted)(1)............................         2             2
  Additional paid-in capital................................   513,696       513,696
  Deferred stock compensation...............................    (3,001)       (3,001)
  Accumulated other comprehensive loss......................      (815)         (815)
  Accumulated deficit.......................................   (52,167)      (52,167)
                                                              --------    ----------
     Total stockholders' equity.............................   457,715       457,715
                                                              --------    ----------
       Total capitalization.................................  $457,715    $1,307,715
                                                              ========    ==========


---------------

(1) Based on shares outstanding as of December 31, 1999. It excludes: (a) 24,365,521 shares of common stock reserved for issuance under our Amended 1996 Stock Option Plan, of which 22,469,165 shares were subject to outstanding options at a weighted average exercise price of $25.11 per share and 1,896,356 shares available for future grants, and (b) 1,500,000 shares available for issuance under our 1999 Employee Stock Purchase Plan. Shares issued and outstanding and shares reserved for issuance have been adjusted to reflect the three-for-one split of our common stock to be paid to stockholders of record on December 31, 1999. See "Description of Capital Stock" and Note 5 to the Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes thereto included elsewhere herein. The consolidated statement of operations data set forth below for the fiscal years ended December 31, 1999, 1998 and 1997, and the consolidated balance sheet data as of December 31, 1999 and 1998 have been derived from our audited consolidated financial statements included elsewhere herein, which have been audited by Ernst & Young LLP, independent auditors. The consolidated statement of operations data set forth below for the period from February 2, 1996 (inception) to December 31, 1996, and the consolidated balance sheet data as of December 31, 1997 have been derived from our audited consolidated financial statements not included or incorporated by reference elsewhere herein, which have been audited by Ernst & Young LLP, independent auditors. The consolidated balance sheet data at December 31, 1996 are derived from unaudited consolidated financial statements that are not included or incorporated by reference herein. The historical results are not necessarily indicative of results to be expected for any future period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                    PERIOD FROM
                                                                                                     INCEPTION
                                                                                                   (FEBRUARY 2,
                                                                 YEAR ENDED DECEMBER 31,             1996) TO
                                                              ------------------------------       DECEMBER 31,
                                                                1999       1998       1997             1996
                                                              --------   --------   --------   ---------------------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenues...............................................   $102,606   $  3,807   $     --         $     --
Cost of revenues...........................................     45,272      4,416         --               --
                                                              --------   --------   --------         --------
Gross profit (loss)........................................     57,334       (609)        --               --
Operating expenses:
  Research and development.................................     41,502     23,987      9,406            1,850
  Sales and marketing......................................     20,931      4,216      1,149               --
  General and administrative...............................      5,235      2,223      1,043               89
  Amortization of goodwill and purchased intangibles and
    deferred stock compensation............................      4,286      1,235         --               --
                                                              --------   --------   --------         --------
    Total operating expenses...............................     71,954     31,661     11,598            1,939
                                                              --------   --------   --------         --------
Operating loss.............................................    (14,620)   (32,270)   (11,598)          (1,939)
Interest income, net.......................................      8,011      1,301      1,235              140
                                                              --------   --------   --------         --------
Loss before income taxes...................................     (6,609)   (30,969)   (10,363)          (1,799)
Provision for income taxes.................................      2,425          2         --               --
                                                              --------   --------   --------         --------
Net loss...................................................   $ (9,034)  $(30,971)  $(10,363)        $ (1,799)
                                                              ========   ========   ========         ========
Basic and diluted net loss per share(1)....................   $  (0.10)  $  (0.80)  $  (0.40)        $  (0.15)
                                                              ========   ========   ========         ========
Shares used in computing basic and diluted net loss per
  share(1).................................................     94,661     38,871     25,773           11,874
                                                              ========   ========   ========         ========
Pro forma basic and diluted net loss per share
  (unaudited)(1)...........................................   $  (0.07)  $  (0.28)
                                                              ========   ========
Shares used in computing pro forma basic and diluted net
  loss per share (unaudited)(1)............................    131,480    111,210
                                                              ========   ========
OTHER DATA:
Ratio of earnings to fixed charges.........................         --(2)       --(2)       --(2)             --(3)

---------------
(1) See Note 1 of notes to consolidated financial statements for an explanation of the determination of the shares used to compute net loss per share. All share and per share amounts have been adjusted to reflect the three-for-one split of our common stock to be paid to stockholders of record on December 31, 1999.

(2) The pre-tax loss from continuing operations for the years ended December 31, 1999, 1998 and 1997 are not sufficient to cover fixed charges by a total of approximately $6.6 million in 1999, $31.0 million in 1998 and $10.4 million in 1997. As a result, the ratio of earnings to fixed charges has not been computed for any of these years.

(3) The ratio of earnings to fixed charges calculation is not applicable as there were no fixed charges during this period.

                                                                 AS OF DECEMBER 31,
                                                       --------------------------------------
                                                         1999      1998      1997      1996
                                                       --------   -------   -------   -------
                                                                   (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents, and short-term investments...  $345,958   $20,098   $46,227   $ 9,468
Working capital......................................   322,170    14,432    44,691     9,315
Long-term investments................................    97,201        --        --        --
Total assets.........................................   513,378    36,671    50,210    10,388
Total long-term debt.................................        --     5,204     2,083       408
Stockholders' equity.................................   457,715    17,065    46,048     9,728

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and the related notes thereto included elsewhere herein. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors including the risks discussed in "Risk Factors" and elsewhere herein.

OVERVIEW

     We are a leading provider of Internet infrastructure solutions that enable Internet service providers and other telecommunications service providers, collectively described in this discussion as service providers, to meet the demands resulting from the rapid growth of the Internet. Our Internet backbone routers are specifically designed and purpose-built for service provider networks and offer our customers increased reliability, performance, scalability, interoperability and flexibility, and reduced complexity and cost compared to current alternatives.

     In September 1998 we began shipping our first product, the M40 Internet backbone router, with volume shipments beginning in October 1998. We began shipping the M20, a derivative of the M40, in December 1999. We currently sell our products to major service providers in North America through our direct sales force and sell to international customers primarily through value added resellers.

     From our inception in February 1996 through September 1998, our operating activities were primarily devoted to expanding our research and development capabilities, designing our ASICs, developing our software, developing and testing the M40 and developing other products. We also expanded our administrative, marketing and sales organizations and implemented strategic relationships. Since our inception, we have incurred significant losses, and as of December 31, 1999, we had an accumulated deficit of $52.2 million. We achieved our first quarter of profitability in the quarter ended December 31, 1999. In order to maintain profitability, we will need to generate significantly higher revenues because we expect to continue to incur significant research and development, sales and marketing and general and administrative expenses as the business and operations continue to grow.

RESULTS OF OPERATIONS

NET REVENUES

     We began generating net revenues in the fourth quarter of 1998. Our total net revenue increased to $102.6 million for the year ended December 31, 1999 from $3.8 million for the year ended December 31, 1998. The increase in net revenues was primarily due to the following three factors: 1999 being the first full year of product sales; an increase in market acceptance of our products; and overall growth in the marketplace due to the growth of the Internet and an increase in emerging customers and networks.

     Our revenues for the year ended December 31, 1999 were derived from sales of one product, the M40. While we have introduced new products, such as the M20, and plan to continue to introduce new products, there can be no assurance that we will be successful in these efforts or that such products will be well-received by our existing and potential customer base. A limited number of customers have historically accounted for a substantial portion of our revenues. Two customers accounted for 58% of our total net revenues for the year ended December 31, 1999 and two customers accounted for 100% of our revenues for the year ended December 31, 1998. We expect that a significant portion of our future revenues will continue to come from sales of our products to a relatively small number of customers because our direct sales and marketing efforts are focused primarily on the world's leading service providers. For the year ended December 31, 1999, export sales accounted for approximately 22% of our total net revenue. We are seeking to diversify our customer base, but we cannot be certain that our efforts in this regard will be successful.

     Because the market for Internet backbone routers is new and evolving, the volume and timing of orders are difficult to predict. A customer's decision to purchase our products typically involves a significant commitment of their resources and a lengthy evaluation and product qualification process which involves technical evaluation, integration, testing, network planning and implementation and typically takes several months. Even after making the decision to purchase our products, our customers tend to deploy the products slowly and deliberately. Timing of deployment can vary widely. Customers with large networks usually expand their networks in large increments on a periodic basis. Accordingly, we expect to receive purchase orders for significant dollar amounts on an irregular basis. Because of our limited operating history, we cannot predict these sales and development cycles. Long sales and implementation cycles for our products, as well as the expectation that customers will tend to sporadically place large orders with short lead times, may cause revenues and operating results to vary significantly and unexpectedly from quarter to quarter. Historically, selling prices in the Internet infrastructure equipment market have been relatively stable. However, as competitors launch new products, this pricing trend may change.

     We generally recognize product revenue at the time of shipment, assuming that collectibility is probable, unless we have future obligations for network interoperability or have to obtain customer acceptance, in which case revenue is deferred until these obligations are met. Revenue from service obligations is deferred and recognized on a straight-line basis over the contractual period. Amounts billed in excess of revenue recognized are included as deferred revenue and accounts receivable in the accompanying consolidated balance sheets.

     At December 31, 1999, a total of $19.3 million of revenue was deferred, which we currently expect to recognize in 2000. Our products generally carry a one year warranty that includes factory repair services as needed for replacement parts. Estimated expenses for warranty obligations are accrued as revenue is recognized.

COST OF REVENUES

     Cost of revenues for the year ended December 31, 1999, were $45.3 million resulting in a gross margin of 55.9% for the year. Cost of revenues for the year ended December 31, 1998 were $4.4 million. The increase in cost of revenues is primarily related to the increase in net revenues, as well as increases in our customer service and support organizations. We expect cost of revenues to continue to increase as net revenues increase. Our gross margins are highly variable and dependent on many factors, some of which are outside of our control. Some of the primary factors affecting gross margins include:

     -  demand for our products and services;

     -  changes in our pricing policies and those of our competitors;

     -  new product introductions both by us and by our competitors;

     -  the mix of interfaces sold;

     - the volume manufacturing pricing we are able to attain from our partner for outsourced manufacturing; and

     -  the mix of products and services sold.

     Cost of revenues includes the cost of our manufacturing overhead and customer service and support organizations. We have outsourced our manufacturing, our repair operations and the majority of our supply chain management operations. Accordingly, a significant portion of our cost of revenues consists of payments to Solectron, our primary contract manufacturer. Solectron manufactures our products using quality assurance programs and standards which we established. Manufacturing engineering and documentation control are conducted at our facility in Mountain View, California.

RESEARCH AND DEVELOPMENT EXPENSES

     Research and development expenses increased to $41.5 million in 1999 from $24.0 million in 1998 and $9.4 million in 1997. Research and development expenses consist primarily of salaries and related personnel costs, non-recurring engineering charges and prototype costs related to the design, development, testing and enhancement of our ASICs. Salary and related personnel costs accounted for 40% of the increase from 1998 to 1999 and 30% of the increase from 1997 to 1998. Non-recurring engineering and prototype costs accounted for approximately 20% of the increase from 1998 to 1999 and 50% of the increase from 1997 to 1998.

     We expense our research and development costs as they are incurred. Several components of our research and development effort require significant expenditures, the timing of which can cause significant quarterly variability in our expenses. For example, a large number of prototypes are required to build and test our products and the building and testing process occurs over a short period of time. Our ASIC development requires a payment for non-recurring engineering charges at the beginning of the process to design and develop the ASIC, regardless of whether the integrated circuit works. In addition, a per unit cost is payable as we purchase ASICs. With several large ASICs in our architecture, we will incur large non-recurring engineering and prototype expenses with every enhancement of the existing products and for any new product development. We expect to continue to devote substantial resources to the development of new products and the enhancement of existing products. We believe that research and development is critical to our strategic product development objectives and that to leverage our leading technology and meet the changing requirements of our customers, we will need to fund investments in several development projects in parallel. As a result, we expect our research and development expenses to increase in absolute dollars in the future.

SALES AND MARKETING EXPENSES

     Sales and marketing expenses increased to $20.9 million in 1999 from $4.2 million in 1998, and $1.1 million in 1997. The increases from period to period in sales and marketing expenses were primarily attributable to salaries, commissions (resulting from increased sales) and related expenses for personnel engaged in sales, marketing and customer engineering support functions, including international expansion, as well as costs associated with promotional and other marketing expenses.

     We intend to expand our direct and indirect sales operations substantially, both domestically and internationally, in order to increase market awareness of our products and to better support our existing customers worldwide. We believe that continued investment in sales and marketing is critical to our success and expect these expenses to increase in absolute dollars in the future as we hire additional sales and marketing personnel, initiate additional marketing programs to support our products and establish sales offices in new domestic and international locations.

GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses increased to $5.2 million in 1999 from $2.2 million in 1998 and $1.0 million in 1997. General and administrative expenses consist primarily of salaries and related expenses for executive, finance, accounting, facilities, and human resources personnel, as well as recruiting expenses, professional fees and other corporate expenses. The increases from period to period in general and administrative expenses were primarily attributable to the costs associated with additional headcount to support increased levels of business activity. In addition, the increase from 1998 to 1999 was also due to costs associated with being a publicly traded company. We expect general and administrative expenses to increase in absolute dollars as we add personnel and incur additional costs related to the growth of our business and our operation as a public company.

AMORTIZATION OF GOODWILL AND PURCHASED INTANGIBLES AND DEFERRED STOCK
COMPENSATION

     In connection with the grant of certain stock options to employees during 1998 and the three months ended March 31, 1999, we recorded deferred compensation of $6.4 million in 1998 and $1.1 million in 1999 representing the difference between the deemed value of the common stock for accounting purposes and the exercise price of these options at the date of grant. Deferred compensation is presented as a reduction of stockholders' equity and is amortized over the vesting period of the applicable options using the graded vesting method. This compensation expense relates to stock options granted to individuals in all operating expense categories. In November 1999, we acquired certain intellectual property and intangible assets resulting in our recording of $18.4 million of goodwill and other intangibles. The goodwill and other intangibles will be amortized over a three-year period. We expensed $4.3 million of goodwill and purchased intangibles and deferred compensation during 1999, and $1.2 million of deferred compensation during 1998.

INTEREST INCOME, NET

     Net interest income includes income earned on cash and investments partially offset by expenses related to financing obligations. Net interest income was $8.0 million in 1999, $1.3 million in 1998 and $1.2 million in 1997. The increase from 1998 to 1999 is directly due to interest earned on large cash and investment balances as a result of our initial public offering in June 1999 and our secondary offering in October 1999.

PROVISION FOR INCOME TAXES

     We recorded a tax provision of $2.4 million for the year ended December 31, 1999. The provision for income taxes consists primarily of federal alternative minimum taxes, state taxes and foreign taxes. As of December 31, 1999 we had approximately $37.0 million of federal net operating loss carryforwards and $32.0 million of state net operating loss carryforwards for tax reporting purposes available to offset future taxable income. Such net operating loss carryforwards expire at various dates beginning in 2004 to the extent that they are not utilized. We have not recognized any benefit from the future use of loss carryforwards for these periods, or for any other periods, since inception. Management's evaluation of all the underlying assumptions of future profitable operations contain risks that do not provide sufficient assurance to recognize the tax benefits currently.

                        QUARTERLY RESULTS OF OPERATIONS

     The following table presents our operating results for each quarter during the years ended December 31, 1999 and 1998. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited financial statements appearing elsewhere herein. In the opinion of management, all necessary adjustments consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results when read in conjunction with our audited consolidated financial statements and the related notes appearing elsewhere herein. These operating results are not necessarily indicative of the results of any future period.

                                                                 QUARTER ENDED
                                              ---------------------------------------------------
                                              DECEMBER 31,   SEPTEMBER 30,   JUNE 30,   MARCH 31,
                                                  1999           1999          1999       1999
                                              ------------   -------------   --------   ---------
                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenues...............................     $45,442         $29,564      $17,556     $10,044
Cost of revenues...........................      18,389          12,490        8,046       6,347
                                                -------         -------      -------     -------
  Gross profit.............................      27,053          17,074        9,510       3,697
Operating expenses:
  Research and development.................      15,820          11,510        7,991       6,181
  Sales and marketing......................       8,869           5,610        3,849       2,603
  General and administrative...............       1,781           1,701          977         776
  Amortization of goodwill and purchased
     intangibles and deferred stock
     compensation..........................       1,689             802          891         904
                                                -------         -------      -------     -------
     Total operating expenses..............      28,159          19,623       13,708      10,464
                                                -------         -------      -------     -------
Operating loss.............................      (1,106)         (2,549)      (4,198)     (6,767)
Interest income and provision for income
  taxes, net...............................       4,186             962          346          92
                                                -------         -------      -------     -------
Net income (loss)..........................     $ 3,080         $(1,587)     $(3,852)    $(6,675)
                                                =======         =======      =======     =======
Basic net income (loss) per share..........     $  0.02         $ (0.01)     $ (0.07)    $ (0.15)
                                                =======         =======      =======     =======
Diluted net income (loss) per share........     $  0.02         $ (0.01)     $ (0.07)    $ (0.15)
                                                =======         =======      =======     =======

                                                                 QUARTER ENDED
                                              ---------------------------------------------------
                                              DECEMBER 31,   SEPTEMBER 30,   JUNE 30,   MARCH 31,
                                                  1998           1998          1998       1998
                                              ------------   -------------   --------   ---------
                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenues...............................     $ 3,807        $     --      $    --     $    --
Cost of revenues...........................       3,815             382          180          39
                                                -------        --------      -------     -------
  Gross loss...............................          (8)           (382)        (180)        (39)
Operating expenses:
  Research and development.................       6,145           8,284        6,061       3,497
  Sales and marketing......................       1,718           1,215          764         519
  General and administrative...............         882             562          444         335
  Amortization of deferred stock
     compensation..........................         648             374          192          21
                                                -------        --------      -------     -------
     Total operating expenses..............       9,393          10,435        7,461       4,372
                                                -------        --------      -------     -------
Operating loss.............................      (9,401)        (10,817)      (7,641)     (4,411)
Interest income and provision for income
  taxes, net...............................         117             238          438         506
                                                -------        --------      -------     -------
Net loss...................................     $(9,284)       $(10,579)     $(7,203)    $(3,905)
                                                =======        ========      =======     =======
Basic and diluted loss per share...........     $ (0.22)       $  (0.27)     $ (0.20)    $ (0.12)
                                                =======        ========      =======     =======

     Our revenues and operating results will vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control and any of which may cause the price of our common stock and the convertible notes to fluctuate. The primary factors that may affect us include the following:

     -  demand for our products;

     -  the timing of sales of our products;

     -  the timing of recognizing revenue and deferred revenue;

     -  new product introductions by our competitors;

     - changes in our pricing policies or the pricing policies of our competitors;

     - our ability to develop, introduce and ship new products and product enhancements that meet customer requirements in a timely manner;

     - our ability to obtain sufficient supplies of sole or limited source components;

     -  increases in the prices of the components we purchase;

     - our ability to attain and maintain production volumes and quality levels for the M40;

     - decisions by end-users to reallocate their information resources to other purposes;

     -  Internet growth and demand for Internet infrastructure;

     -  prototype expenses;

     -  costs related to acquisitions of technology or businesses; and

     - general economic conditions as well as those specific to the Internet and related industries.

     In addition, we are dependent on decisions by customers to build their Internet infrastructure, which decisions are in turn dependent upon the success and expected demand for the services offered by those customers. Furthermore, the long sales and implementation cycles for the M40, as well as the degree to which customers will sporadically place large orders with short lead times, may cause revenues and operating results to vary significantly from quarter to quarter.

     We plan to increase significantly our operating expenses to fund greater levels of research and development, expand our sales and marketing operations, broaden our customer support capabilities and develop new distribution channels. We also plan to expand our general and administrative functions to address the increased reporting and other administrative demands, which have resulted from being a publicly traded company and the increasing size of our business. Our operating expenses are largely based on anticipated revenue trends, and a high percentage of our expenses are and will continue to be fixed in the short term. As a result, a delay in generating or recognizing revenue for the reasons set forth above or for any other reason could cause significant variations in our operating results from quarter to quarter and could result in substantial operating losses.

     Due to the foregoing factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is likely that in some future quarters, our operating results may be below the expectations of public market analysts and investors. In this event, the price of our common stock and the convertible notes may fall.

LIQUIDITY AND CAPITAL RESOURCES

     Prior to our initial public offering, we financed operations primarily through the private placement of convertible preferred stock and capital leases. In June 1999, we completed the initial public offering of our common stock and realized net proceeds from the offering of approximately $65.2 million. In October 1999, we completed a secondary public offering of our common stock and realized net proceeds from the offering of $324.3 million. At December 31, 1999, we had cash and cash equivalents of $158.0 million, short-term investments of $187.9 million and long-term investments of $97.2 million. We regularly invest our excess funds in money market funds, commercial paper and government and non-government debt securities.

     Net cash provided by operating activities was $20.5 million for the year ended December 31, 1999. Net cash used in operating activities was $24.8 million for the year ended December 31, 1998 and $8.6 million for the year ended December 31, 1997. Net cash flows used in operating activities primarily consist of the net loss for all periods, as well as increases in accounts receivable for the years ending December 31, 1999 and 1998. Net cash provided by operating activities in each period are primarily attributed to non-cash charges such as depreciation and amortization, as well as increases in accounts payable and other liabilities and deferred revenue for the years ended December 31, 1999 and 1998.

     Net cash used in investing activities was $305.4 million for the year ended December 31, 1999 and $13.0 million for the year ended December 31, 1997. Net cash provided by investing activities was $9.3 million for the year ended December 31, 1998. Net cash used in investing activities for all periods primarily consisted of purchases of available for sale investments, as well as purchases of property and equipment. Net cash provided by investing activities for all periods consisted entirely of maturities of available-for-sale investments.

     Net cash provided by financing activities was $422.9 million for the year ended December 31, 1999, primarily from the net proceeds of our initial and secondary public offerings, as well as our convertible preferred stock offering, partially offset by payments on lease obligations. Net cash provided by financing activities was $5.2 million for the year ended December 31, 1998, primarily from proceeds from sale-leaseback liabilities, partially offset by payments on lease obligations. Net cash provided by financing activities was $48.5 million for the year ended December 31, 1997, primarily from the net proceeds from private sales of convertible preferred stock, as well as proceeds from sale-leaseback liabilities.

     Our capital requirements depend on numerous factors, including:

     - market acceptance of our products;

     - the resources we devote to developing, marketing, selling and supporting our products; and

     - the timing and extent of establishing international operations.

     We expect to devote substantial capital resources to continue our research and development efforts, to hire and expand our sales, support, marketing and product development organizations, to expand marketing programs, to establish additional facilities worldwide and for other general corporate activities. Although we believe that our current cash balances will be sufficient to fund our operations for at least the next 12 months, there can be no assurance that we will not require additional financing within this time frame or that such additional funding, if needed, will be available on terms acceptable to us or at all.

YEAR 2000

     We have not experienced any problems with our computer systems relating to such systems being unable to recognize appropriate dates related to the year 2000. We are also not aware of any material problems with our clients or vendors. Accordingly, we do not anticipate incurring material expenses or experiencing any material operational disruptions as a result of any Year 2000 issues.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued FAS No. 133, Accounting for Derivative Instruments and Hedging Activities. FAS No. 133, as amended, establishes methods for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. We are required to adopt FAS No. 133 effective January 1, 2001. Because we do not currently hold any derivative instruments and do not engage in hedging activities, we do not currently believe that the adoption of FAS No. 133, as amended, will have a significant impact on our financial position, results of operations or cash flows.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, or SAB 101. This summarizes certain areas of the Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. We believe that our current revenue recognition principles comply with SAB 101.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET INTEREST RATE SENSITIVITY

     The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we have invested in may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline. To minimize this risk, we maintain our portfolio of cash equivalents and short-term and long-term investments in a variety of securities, including commercial paper, money market funds and government and non-government debt securities. In general, money market funds are not subject to market risk because the interest paid on such funds fluctuates with the prevailing interest rate. See Note 2 to the Consolidated Financial Statements.

     The following table presents the amounts of cash equivalents and investments that are subject to market risk and the weighted-average interest rates, by year of expected maturity for our investment portfolios as of December 31, 1999 and December 31, 1998. This table does not include money market funds because those funds are not subject to market risk.

                                                              MATURING      MATURING      MATURING
                                                             DURING 2000   DURING 2001   DURING 2002
                                                             -----------   -----------   -----------
DECEMBER 31, 1999:
Cash equivalents...........................................   $ 89,151      $     --      $     --
  Weighted-average interest rate...........................       5.68%           --            --
Investments................................................    187,915        93,963         3,238
  Weighted-average interest rate...........................       5.96%         6.23%         7.01%
                                                              --------      --------      --------
Total......................................................   $277,066      $ 93,963      $  3,238
                                                              ========      ========      ========
  Weighted-average interest rate...........................       5.87%         6.23%         7.01%

                                                              MATURING      MATURING      MATURING
                                                             DURING 1999   DURING 2000   DURING 2001
                                                             -----------   -----------   -----------
DECEMBER 31, 1998:
Cash equivalents...........................................   $ 16,520      $     --      $     --
  Weighted-average interest rate...........................       5.33%           --            --

EXCHANGE RATE SENSITIVITY

     We operate primarily in the United States, and all sales to date have been made in US dollars. Accordingly, we have had no material exposure to foreign currency rate fluctuations.

                                    BUSINESS

OVERVIEW

     We are a leading provider of Internet infrastructure solutions that enable Internet service providers and other telecommunications service providers, to meet the demands resulting from the rapid growth of the Internet. We deliver next generation Internet backbone routers that are specifically designed, or purpose-built, for service provider networks and offer our customers increased reliability, performance, scalability, interoperability and flexibility, and reduced complexity and cost compared to current alternatives. Our flagship product is the M40 Internet backbone router, and we recently introduced the M20, an Internet backbone router purpose-built for emerging service providers. Our Internet backbone routers combine the features of our JUNOS Internet Software, high performance ASIC-based packet forwarding technology and Internet-optimized architecture into a purpose-built solution for service providers. Unlike conventional routers, which were originally developed for enterprise applications and are increasingly inadequate for service provider use in public networks, our Internet backbone routers are specifically designed to accommodate the size and scope of the Internet.

     We believe that the Internet will continue to grow at significant rates and will evolve into the next generation public network, superseding and expanding upon many of the functions provided by the traditional telephone network. This trend will drive the need for new Internet infrastructure equipment that can deliver the high levels of reliability and scalability needed in a public network. We believe we have developed the first commercially available Internet backbone routing platform specifically designed and built to meet these requirements. Ryan Hankin Kent, an industry research firm, estimated in 1999 that the market for Internet backbone routers was $169 million in 1998 and expects that market to increase to approximately $5.5 billion in 2003.

     We sell our Internet backbone routers primarily through a direct sales force in the United States and through value added resellers internationally. Our M40 Internet backbone router is currently used by several of the world's leading service providers, such as UUNet, an MCI WorldCom Company, Cable & Wireless USA, AT&T/IBM Global Services, Frontier GlobalCenter Inc. and Verio Inc.

INDUSTRY BACKGROUND

     The Internet has evolved from an academic research project into a network of hundreds of separately administered, public and private networks interconnected using Internet Protocol (IP). IP traffic is growing exponentially, driven by increasing numbers of new users, connected devices and Internet transactions. The result of the widespread use of IP is a ubiquitous network that today carries a large and growing amount of data traffic enabling millions of users to share information and conduct electronic commerce. International Data Corporation, an industry research firm, forecasts continued dramatic growth worldwide in the Internet and Internet traffic:

     - World Wide Web users will grow from approximately 159 million in 1998 to approximately 510 million in 2003;

     - the number of computers and other devices with communications capability accessing the World Wide Web will grow from approximately 175 million in 1998 to approximately 739 million by 2003; and

     - commerce revenues on the Internet will grow from approximately $50 billion at the end of 1998 to approximately $1.3 trillion by the end of 2003.

     The importance of IP continues to increase as the number of users, connected devices and transactions over the Internet grows. This growth highlights the potential for the Internet to replace the traditional telephone network and the pervasive public network.

     The rapid adoption of the Internet and the tremendous growth of IP traffic have prompted service providers to construct large scale data networks. These networks are being optimized to transport data traffic as compared to traditional telephone networks, which were optimized to transport voice traffic. The architecture of these next generation networks is being driven by two key technologies: packet/cell switching and optical networking.

     Advantages of Packet/Cell Switching. Packet/cell switching technology, which divides data traffic into distinct units called packets or cells and routes each packet or cell independently, provides superior use of available network capacity compared to traditional circuit switching technology. In a circuit switched network, each data stream, such as a voice telephone call between two points, is provided with a dedicated channel, or circuit, for the duration of the telephone call. This approach leads to inefficient use of network resources because a channel is fully dedicated to each transaction, whether or not data is actually flowing at any given moment. As a result, a circuit switched architecture is highly inefficient for Internet applications which tend to create large bursts of data traffic followed by long periods of silence. Packet/cell switching architectures enable greater utilization out of a fixed capacity circuit by combining traffic that has different capacity demands of the circuit at different times. Packet/cell switches more efficiently fill the available network bandwidth with packets of data from many users, thereby reducing the wasted bandwidth due to silence from any one particular user. The use of packet/cell switching is driving the architecture of the Internet to be fundamentally different from traditional circuit switched voice based networks. In packet/cell switched networks, IP has emerged as the de facto standard for providing services to end users. Primary packet/cell switching products include frame relay switches, ATM switches and routers.

     Rapid Advances in Optical Networking. Optical networking technology uses pulses of light, rather than pulses of electricity, to transmit data in a network, and uses fiber optic connections instead of wires. Optical networking can be used to transmit much more information over a given connection than electrical signals can convey. Optical networking advances, such as dense wavelength division multiplexing, or DWDM, which allows transmission of several frequencies of light over one strand of optical fiber, have enabled still higher data transmission rates and improved efficiency of bandwidth utilization. Currently available DWDM technology enables the transmission of up to 128 frequencies which allows a service provider to multiply the transmission capacity of a fiber optic network by a factor of up to 128.

     Packet/Cell Technologies Have Not Kept Up With Optical Technologies. Many service providers are installing DWDM equipment and are increasingly focusing on combining IP and optical networking technologies. However, traditional packet switching equipment is not capable of forwarding packets at rates sufficient to keep pace with optical transmission speeds. As affordable fiber optic transmission capacity becomes widely available, the performance and complexity of current packet/cell switching architectures is increasingly constraining the growth of the Internet.

     The intersection of traditional packet/cell switching and fiber optic technology is demonstrated by the following diagram:

                                   [DIAGRAM]

THE NEW REQUIREMENTS OF THE INTERNET

     The reliability and performance of current Internet infrastructure equipment have become critical issues for service providers as they continue to support dramatic growth in IP traffic and increasingly seek to offer new revenue generating, mission-critical services, such as Virtual Private Networks, or VPNs, and voice-over IP. New requirements for next generation networks are driving a set of new requirements for Internet infrastructure equipment, including:

     -  high reliability;

     -  high performance;

     -  high performance under stressful conditions;

     -  scalability;

     -  interoperability;

     -  reduced complexity; and

     -  cost effectiveness.

     High Reliability. As businesses and consumers increasingly rely on the Internet for mission-critical applications, high network reliability becomes essential. Service providers are increasingly expected to provide a similar degree of reliability on the Internet that users have become accustomed to on the traditional telephone network. The "five nines" (99.999%) reliability standard of the traditional telephone network is becoming the target to which suppliers of next-generation Internet platforms are being compared. As service providers begin to bundle voice and data on their networks, this high degree of reliability is becoming even more critical.

     High Performance. To handle the rapid growth in IP traffic, today's networks increasingly require routers that can operate at interface speeds as high as 2.5 billion bits of information per second (Gbps), and in the near future, 10 Gbps. The processing of data packets at these high speeds requires sophisticated forwarding technology to inspect each packet and assign it to a destination based on priority, data type and other considerations. Since a large number of IP packets, many of which perform critical administrative functions, are small in size, high performance Internet routers need to achieve their specified transmission speeds even for small packet sizes. Since smaller packets increase packet processing demands, routing large numbers of smaller packets tends to be more resource intensive than routing of larger packets. Routers based on general-purpose microprocessors traditionally are unable to forward small packets at maximum rates, and, as a consequence, fail to operate at wire speed, which results in data loss, packet retransmission and network instability. A wire speed router, which achieves its specified transmission rate for any type of traffic passing through it, can accomplish this task. Unlike the enterprise environment, where network capacity is relatively inexpensive and service quality requirements are not as demanding, the additional capacity and related costs of network bandwidth and low service levels resulting from retransmission of dropped packets are increasingly unacceptable to service providers. Thus, provisioning of mission-critical services increasingly requires the high performance enabled by wire speed processing.

     High Performance Under Stressful Conditions. In a large and complex network, individual components inevitably fail. However, the failure of an individual device or link must not compromise the network as a whole. In a typical network, when a failure occurs, the network loses some degree of capacity and, in turn, a greater load falls on the remaining network routers, which must provide alternate routes. Routers must quickly adjust to the new state of the network to maintain packet forwarding rates and avoid dropping significant numbers of packets when active routes are lost or when large numbers of routes change. Routing protocols are used to accomplish this convergence, a process that places even greater stress on the router. Given the complexity of Internet infrastructure, particularly compared to enterprise networks, the convergence process is far more complex and places a far greater load on the routing software, thereby requiring a much more sophisticated device.

     Scalability. Due to the rapid growth in Internet users and IP traffic, service providers must continuously expand their networks, both in terms of increased numbers of access points of presence (PoPs), and also greater capacity per PoP. To facilitate this expansion process, Internet infrastructure equipment must be highly scalable. Next generation routers therefore need to be upgradeable and configurable to function within constantly changing networks while incurring minimal downtime.

     Interoperability. Service providers do not have the time or inclination to change their existing networks to favor introduction of new products; rather, new products must be compatible with the existing environment. Given the open and inter-connected nature of the Internet, the complexity of running an Internet backbone network requires a service provider to control and police relations with other service providers. For example, service providers must carefully control what traffic is accepted under what conditions from other providers. Major service providers connect their respective networks via peering arrangements, in which service providers agree to exchange traffic with one another. These arrangements are prone to abuse, such as the illicit use by one service provider of another service provider's backbone to carry excess traffic. Service provider relationships are controlled by a set of rules called policies, implemented through a data protocol called Border Gateway Protocol 4, or BGP4. The software in each router must offer 100% compatibility with all aspects of BGP4, as well as 100% compatibility with the interior protocols and standards used within each service provider's backbone network. The compatibility level must be maintained despite changes to software equipment configuration and network architecture and upgrades to the various protocol standards. Thus, routing software must be flexible and quickly upgradeable to support any necessary revisions. This level of compatibility, in turn, cannot impact the performance, scalability or reliability of the equipment. Attaining this sophisticated level of interoperability is highly challenging and requires significant testing to ensure compatibility.

     Reduced Complexity. Today's Internet architectures are highly complex. Since traditional routers have not fully met service providers' needs, many service providers have tried to improve Internet backbone performance by adding additional network devices such as ATM switches in the core of the network. As a result, service providers have built networks with ATM switches surrounded by an overlay network of lower capacity routers. These different layers of equipment lead to higher capital costs and the need to manage distinct network elements. ATM switches are also poorly suited to carrying IP traffic, which results in inefficient use of network bandwidth. Moreover, this network design can cause unpredictable router behavior during periods of stress because the routers are not aware of the ATM backbone infrastructure and thus cannot quickly converge if there is a partial network outage.

     This type of layered backbone network with a complex patchwork of products based on different technologies is represented below:

                                   [DIAGRAM]


     Cost Effectiveness. Exponential growth in IP traffic and intense price competition in the telecommunications market is increasingly requiring service providers to seek solutions that significantly reduce the capital expenditures required to build and operate their networks. In addition to the basic cost of equipment such as routers, service providers incur substantial ancillary costs in terms of space required to deploy the equipment, power consumption and on-going operations and maintenance. Service providers therefore want to deploy dense and varied equipment configurations in limited amounts of rack and floor space. Currently, service providers are moving from OC-3 (155 million bits per second, or Mbps) and OC-12 (622 Mbps) speed networks at the core to higher capacity OC-12 and OC-48 (2.5 gigabits per second, or Gbps) speed networks. In turn, the connections from each PoP to the core are evolving from 100 Mbps and OC-3 speeds to gigabit and OC-12 transmission rates. Therefore, in order to continue to scale their networks toward higher data speeds in a cost effective manner, service providers need the ability to mix and match easily many different speed connections at appropriate densities, without significantly increasing the consumption of space or power.


     There is a clear need for next generation routers that can support high speeds and offer new IP-based services. Network operators are eagerly seeking new solutions that increase the level of scalability and reliability within their networks and reduce the cost and complexity of their architectures.

THE JUNIPER NETWORKS SOLUTION

     We develop, market and sell what we believe is the first commercially available purpose-built Internet backbone router optimized for the specific high performance needs of service providers.

Our flagship product, the M40 Internet backbone router, combines the features of our JUNOS Internet Software, high-performance ASIC-based packet forwarding technology and Internet-optimized architecture. As the need for core bandwidth has continued to increase, it created the need for service rich platforms at the edge of the network. In December 1999 we introduced the M20 backbone router, purpose-built to alleviate capacity demand on access points in the PoP. The M40 router operates at the Internet's core while the M20 router extends purpose-built performance capability to service provider entry points. The M20 router is also a cost-efficient solution for new and emerging IP carriers (smaller service providers) capable of enabling a high-bandwidth core and high-speed services for the service provider edge in one device.

     The M40 and M20 platforms share common software and services, and common ASIC technology for full compatibility and scalability. Critical service provider applications including high-speed access, peering, and hosting are served by both platforms. Physical interfaces are interchangeable between platforms, increasing user flexibility and allowing common sparing.

     JUNOS Internet Software. Our Internet software, called JUNOS, is one of our key competitive differentiators. JUNOS is designed to meet the IP network routing, operations and control requirements of the world's largest service providers and is an integral component of our product family system architecture. The ability of JUNOS to manage the complex network sharing relationships among service providers allows our products to be placed at critical points in the core of a service provider's network. The JUNOS Internet Software allows our products to have widespread network placement due to its interoperability with Cisco's Internetwork Operating System, or IOS, currently the most broadly deployed routing operating system. The ability to coexist has enabled the M40 to achieve successful deployment where other products in the past have failed.

     Unconstrained by legacy routing software, we developed JUNOS using a modular design, in which distinct functions are implemented as separate modules with well defined interfaces and interactions, simplifying troubleshooting and maintenance. JUNOS operates in protected memory mode. These features keep functionality distinct, and minimize the impact of any failure that may occur to the specific software application in which the failure occurs. Also, we believe JUNOS' software modularity will enable the continuous upgrade of new enhanced capabilities, while protecting reliability and compatibility with existing networks. The design and development of the JUNOS Internet Software has been possible due to the significant Internet engineering expertise of our development team. Our expert engineers have authored or co-authored 22 Requests for Comments, which are documents by industry experts that define major standards for Internet protocols.

     High Performance ASIC-based Packet Forwarding Technology. The M40 Internet backbone router contains five major application specific integrated circuits that we designed and built using the most advanced ASIC technology. These ASICs contain over five million gates in total, with three of the designs each having a larger number of transistors than the Intel Pentium II microprocessor. The result is a system that is substantially faster than today's general purpose microprocessor based routers in its ability to process and forward IP packets, allowing our products to deliver high performance at wire speed. The ability to enhance and implement large scale ASICs will be a long-term differentiator for us, particularly as the sophistication required to forward traffic across higher speed networks increases. As with the introduction of the M20, we expect to continue to leverage our existing ASIC technology in future products and continue to capitalize on our advanced ASIC design capabilities.

     Internet Optimized Architecture. As purpose-built Internet backbone routers, our products employ an architecture designed exclusively for the Internet. The system architecture provides a clean separation between the routing and packet-forwarding functions. Separating these two functions enables us to develop independently a full-featured routing protocol and traffic engineering functionality through our JUNOS Internet Software and wire speed packet forwarding performance through high performance ASICs. Furthermore, with the routing and forwarding functions segregated, the products do not sacrifice performance, even when there is a failure in the network. When a failure occurs, JUNOS detects the failure and is able to quickly converge to the new state of the network while the ASICs continue to forward packets at wire speed until they receive updated routes from JUNOS.

     The key benefits of our solution are:

     -  carrier class reliability;

     -  wire speed performance;

     -  scalability;

     -  interoperability;

     -  flexibility;

     -  reduced complexity; and

     -  cost effectiveness.

     Carrier Class Reliability. Our products' system architecture provides reliable operation for service providers in large complex networks even under abnormal conditions. This architecture, combined with JUNOS' modular software design, limits the impact of a failure to the specific software application. In addition, the hardware used in our products has been designed with a very high level of integration to maximize the mean time between failure. Moreover, data and instructions have appropriate error correction and parity checks in memory to guarantee their integrity.

     Wire Speed Performance. We believe the M40 is the first Internet backbone router that can forward minimum-sized IP packets over OC-48 links at wire speed. This maximizes network stability and the capacity utilization of expensive wide area circuits. In contrast to available solutions, the M40 is able to maintain packet forwarding rates and to avoid dropping significant numbers of packets when active routes are lost or when large numbers of routes change.

     Scalability. Our JUNOS Internet Software is designed to accommodate service providers' scale requirements. In addition, the ASIC interface links have been oversized, enabling the M40 to easily scale with growing levels of data traffic. We believe our software and ASIC designs represent a competitive advantage, because it is very difficult for existing vendors to graft these capabilities to their prior generation designs.

     Interoperability. The M40 has demonstrated consistent interoperability with existing network infrastructures. Our internal test environments confirm interoperability with Cisco routers, a variety of leading ATM and Gigabit Ethernet switches and SONET add drop multiplexers. Deployment of the M40 at several major carriers has demonstrated that JUNOS is interoperable with installed Cisco routers for both routing and administration. In addition, JUNOS enables service providers to manage their complex peering relationships with other service providers despite frequent software, equipment configuration and network architecture changes.

     Flexibility. Our ASICs are programmable and provide the flexibility to add support for new protocols or changes in existing protocols. Since JUNOS is modular in architecture and already supports existing and emerging protocols, it is also a platform for efficiently introducing new interfaces and new services in the network.

     Reduced Complexity. Our products are purpose-built for service providers and allow a simple and more structured approach to building Internet backbones compared to the complex topologies in place today. With the M40 and the M20, service providers can build more efficient networks with less dependence on devices like ATM switches, which reduce the operational burdens of running multiple distinct network layers.

     Additionally, our products offer a thorough implementation of traffic engineering based on MPLS, including the ability to dynamically adapt traffic flows according to rules adopted by the network operator. Traffic engineering refers to a set of capabilities for understanding underlying traffic trends in the network and maximizing the utilization of the network on multiple dimensions.

                                   [DIAGRAM]


     Cost Effectiveness. We have integrated these customer benefits into a system that provides critical routing and forwarding functions at lower overall cost. Our products' wire speed performance allows service providers to reduce network operating cost by making more efficient use of their networks. In addition, we designed the M40 to support a broad variety and density of interfaces in a unit that occupies half a typical telecommunications rack. As a result, service providers can cost effectively deploy the M40, which can be easily upgraded, to connect to a variety of speed and circuit types at the network core.


THE JUNIPER NETWORKS STRATEGY

     Our objective is to become the primary supplier of high performance Internet backbone infrastructure. The key elements of our strategy include:

     - leverage early lead as supplier of purpose-built Internet infrastructure;

     -  work very closely with key customers;

     -  increase penetration at major service providers;

     -  leverage early success to penetrate new customers rapidly;

     -  expand sales and distribution network;

     -  maintain and extend technology leadership; and

     -  enable new IP-based services.

     Leverage Early Lead as Supplier of Purpose-Built Internet
Infrastructure. From inception we have focused solely on designing and building Internet infrastructure for service providers. We have integrated purpose-built software and hardware into an Internet optimized architecture that specifically meets service providers' needs and have seen significantly positive initial responses from our existing and potential customers. We believe that many of these customers will deploy Internet backbone infrastructure equipment from only a few vendors. The purpose-built advantages of our products provide us with a time-to-market lead, which is a critical advantage in gaining rapid penetration as one of these selected vendors. Once our products are widely deployed in a service provider's network as the primary or even secondary Internet backbone infrastructure equipment, we believe we create a significant barrier to entry to potential competitors who do not currently offer commercially-viable next generation routing solutions.

       Work Very Closely with Key Customers. In developing our products, including our JUNOS Internet Software, we worked very closely with customers to design and build a product specifically to meet their complex needs. Since JUNOS has been available and used by our customers for over a year, we understand clearly the challenges facing these carriers, enabling us to subsequently design additional features and capabilities into both our software and hardware. We believe our close relationships with, and constant feedback from, our customers have been key elements in our design wins and rapid deployment to date. We plan to continue to work very closely with our key customers to implement enhancements to current products as well as to design future products that specifically meet their evolving needs. We are also actively involved with these customers in developing key standards, such as MPLS, and are an active participant in standards organizations such as the Internet Engineering Task Force and the Optical Internetworking Forum.

     Increase Penetration at Major Service Providers. Our initial focus has been to penetrate several of the largest service providers, where operators have the technical sophistication, resources and desire to test and evaluate our solution against potential alternatives. While we have received initial orders from major service providers, such as UUNet (MCI Worldcom), Cable & Wireless, AT&T/IBM Global Services, Frontier GlobalCenter and Verio, we believe that there is a significant opportunity to further penetrate these large and complex networks given the advantages of our products. As the growth of the Internet requires these service providers to continue to build their networks and replace outdated equipment, we will pursue further opportunities to capture greater market share within these large accounts.

     Leverage Early Successes to Penetrate New Customers Rapidly. We believe that the Internet infrastructure equipment buying patterns of the medium and smaller-sized service providers typically lag behind those of the larger service providers. Since the network challenges that the large service providers face today are likely to be the problems encountered by smaller service providers in the near future, we believe smaller service providers are likely to deploy equipment similar to larger service providers. Furthermore, smaller service providers often lack the technical resources to thoroughly test different vendors' products. Therefore, they typically piggyback on larger service providers' evaluation efforts by purchasing the same platforms deployed by the larger service providers. Since we have begun to sell to several of the largest service providers, we intend to leverage this success by allocating our marketing efforts towards a greater number of medium and smaller-sized service providers.

     Expand Sales and Distribution Network. In order to pursue the large number of potential customers for our Internet infrastructure solutions, we plan to continue to aggressively add to our sales and distribution capabilities. We are adding to our direct sales and support capabilities for our major customers in North America and adding value-added resellers to sell to and support our other domestic and international customers. In the quarter ended December 31, 1999, we added 12 people to the sales organization for a total of 72 people.

     Maintain and Extend Technology Leadership. Our Internet software, ASIC technology and Internet-optimized architecture have been key elements to establishing our technology leadership. We believe that these elements are highly leverageable into future products we are currently developing. We intend to maintain and extend our technological leadership in the Internet infrastructure market through continued significant investment in JUNOS Internet Software and ASIC designs to enhance the feature richness of our products and to develop future differentiated offerings for service providers.

     Enable New IP-based Services. Our platform enables service providers to build networks cost effectively and to offer new differentiated services for their customers more efficiently than conventional products. While we believe that current service providers are likely to be the largest and most successful IP network operators in the near term, many new service providers are likely to emerge oriented around the delivery of IP-based services. These services, which include web hosting, outsourced Internet and intranet services, VPNs, outsourced enterprise applications and voice-over IP, are cost-effectively enabled by our Internet infrastructure platform. Although the market for our products today is driven primarily by the need for traditional Internet network capacity, as other IP-based services and applications continue to grow in importance, the total potential market for our products will continue to grow commensurately.

TECHNOLOGY

     Our core technology consists of our Internet backbone router architecture, JUNOS Internet Software and ASIC hardware expertise. Our general-purpose architecture is initially embodied in the M40, but also is designed to serve as the platform for future generations of products, such as the M20.

M40 ARCHITECTURE

     The architecture of our products is exemplified by the M40. The following diagram illustrates the architecture of the M40 Internet backbone router:

                                   [DIAGRAM]


     The M40 architecture delivers the forwarding rates and network control necessary to scale Internet backbones rapidly and reliably. The M40 system includes a Routing Engine, or RE, and a Packet Forwarding Engine, or PFE. The clean separation of the routing and forwarding functions ensures that the two functions do not compete for the same resources.


     The Routing Engine. The RE consists of the JUNOS Internet Software operating on an Intel-based platform. The JUNOS Internet Software features Internet-scale protocol support, with flexible policy software that enables maximum control over the acceptance, modification and advertisement of route prefixes. In addition, the JUNOS Internet Software offers a range of configuration management tools that simplify the configuration process and help protect against operator error. The RE conducts the processing intensive activity of maintaining the routing table, from which the forwarding table residing in the PFE is derived. The RE is connected to the PFE through a dedicated 100 Mbps link. After constructing or updating the forwarding table, the RE downloads a copy of the table to the PFE. Updates to the forwarding table are done atomically in small incremental steps so that packet forwarding is not interrupted by routing changes.

     The Packet Forwarding Engine. The M40 delivers wire speed packet forwarding using our ASIC designs. All links between ASICs are oversized, dedicated channels, and the PFE architecture is free from the bottlenecks faced by traditional crossbar switches, which use intelligent agent software to perform both routing and forwarding functions over multiple connections to either parts of the network. Bottlenecks can occur in a crossbar switch because the routing and forwarding functions are not separated. The heart of the PFE is the Internet Processor ASIC. With over one million gates and a lookup rate of over 40 million packets per second, or Mpps, the Internet Processor represents the largest and fastest route lookup ASIC currently available, capable of processing data at throughput rates in excess of 40 Gbps.

     All lookup rates reflect longest-match route table lookups for all packets and all lookups are performed in hardware. There is no caching mechanism, which is a mechanism by which critical information, such as destinations for traffic, is stored in rapidly accessible memory to make the process of looking up traffic destinations faster. In addition there is no risk of cache misses in the system which can result in slower storage access and thus considerably slower traffic delivery. In addition, the forwarding table can be updated without affecting forwarding rates. The Internet Processor is programmable to support up to four different forwarding tables (layer 2 and/or layer 3) simultaneously. Supported forwarding protocols currently include unicast and multicast IPv4 and MPLS. Finally, the Internet Processor maintains its performance regardless of length of lookups or table size.

     The PFE also features a shared memory system with single-stage buffering, so packets are written to and read from memory only once. Single-stage buffering greatly reduces the complexities and throughput delays associated with multistage buffering systems. The pooled memory is distributed across the Flexible PIC Concentrator, or FPC, cards, allowing memory to scale as interfaces are added. The Internet Processor also features prefix accounting mechanisms that operate at rates in excess of 20 Mpps.

JUNOS INTERNET SOFTWARE: TRAFFIC ENGINEERING AND CONTROL

     JUNOS Internet Software offers a full suite of Internet-scale, Internet-tested routing protocols. Protocols and software tools, which are used to control and direct network traffic, are critical to an Internet backbone routing solution. Software control is made more important by the fact that the size and complexity of backbone networks are increasing at a time when service providers are looking to differentiate themselves through value-added service offerings.

     JUNOS Internet Software features implementations of all major Internet protocols, including BGP4, DVMRP, PIM, IS-IS, Open Shortest Path First. IS-IS and Open Shortest Path First are algorithms broadly used in enterprise networks and by service providers to determine and update the running state of the network and available destinations in the network. These implementations were developed in-house by our design team which has extensive experience in addressing the scaling issues of rapidly growing service providers.

     JUNOS Internet Software also provides a new level of traffic engineering capabilities with its implementation of MPLS. Developed in conjunction with the Internet Engineering Task Force, our MPLS capability offers enhanced visibility into traffic patterns and the ability to control the path traffic takes through the network. Path selection enables service providers to engineer traffic for efficient use of network capacity and avoidance of congestion. We expect MPLS and its traffic engineering capabilities to become a crucial tool for service providers as they scale their networks.

     JUNOS Internet Software features a modular design, with separate programs running in protected memory space in conjunction with an independent operating system. Unlike monolithic, unprotected operating system designs, which are prone to system wide failure, the protected, modular approach improves reliability by ensuring that modifications made to one module have no unwanted side-effects on other sections of the software. In addition, having clean software interfaces between modules facilitates software development and maintenance, enabling faster response to customer needs and delivery of new features.

     JUNOS Internet Software has been extensively tested in multiple service provider networks to ensure compatibility with Cisco's IOS. Since each major service provider's network is different, this extensive testing is necessary to ensure seamless introduction into existing service provider environments.

PRODUCTS

M40 INTERNET BACKBONE ROUTER

     The M40 Internet backbone router is specifically designed for the specialized needs of service providers. The M40 features leading-edge packet-forwarding performance, very high port density and flexibility, and purpose-built Internet software. The M40 delivers higher speed performance for service providers than current alternatives. The M40 helps solve the critical problem of managing backbone networks by ensuring greater control over traffic and better use of network capacity and by providing service providers with the necessary traffic engineering tools, such as MPLS.

FEATURES OF THE M40 INTERNET BACKBONE ROUTER

     Port Density Per Rack-Inch. Our M40 Internet backbone router offers very high port density per rack-inch, ensuring optimal use of valuable and scarce PoP rack space. Because the forwarding engine is oversized, all interfaces perform at wire speed for all packet sizes.

     The M40 router features a highly flexible combination of backbone interface speeds on the market today. In a 35-inch chassis, the M40 router provides 8 OC-48/STM-16, 32 OC-12/STM-4, 128 OC-3/STM-1 or 128 DS3 interfaces. M40 interfaces are located on Physical Interface Cards, or PICs, which plug into FPC boards. There are eight FPC slots on the M40 and each FPC slot supports up to four PICs and an aggregate throughput rate of more than 2.5 Gbps. In addition to supporting wire speed OC-48 interfaces, each FPC supports various combinations of interfaces, permitting the mixing of interface types and speeds on a single FPC. Supported PIC interfaces include:

     -  1-port OC-48/STM-16 SONET/SDH;

     -  1-port OC-12/STM-4 SONET/SDH;

     -  1-port OC-12/STM-4 ATM;

     -  4-port OC-3/STM-1 SONET/SDH;

     -  2-port OC-3/STM-1 ATM;

     -  4-port DS3; and

     -  1-port Gigabit Ethernet.

     The PIC interface cards are sold both as part of the initial product configuration and also, subsequently, as add-on items. Interfaces are typically added as the customer's network expands or the capacity of individual links is upgraded.

     Class-of-Service Flexibility. The M40 router is designed for a variety of class-of-service applications. The M40's queuing mechanism is based on a weighted round-robin selection among multiple queues on outgoing interfaces. Queues can be configured with drop profiles to control the rate of packet drops based on utilization of buffer capacity.

     Low Power Consumption. As provider PoPs have grown and become more fully populated with systems, power consumption has become a significant concern. Access to sufficient power can be a constraint on the ability of a facility to support a larger network. Because of its low part count and efficient design, our M40 Internet backbone router draws less than 1700 watts of power

(35A at 48V) in a fully loaded configuration, enabling it to offer very high performance and port density per watt.

     Engineered for Stressful Conditions. The M40 architecture is designed to reliably handle stressful network conditions. For example, the route lookup capacity of our Internet Processor has been oversized with respect to interface speeds. In addition, the separation of routing and processing enables the M40 to converge quickly while maintaining wire speed.

     Built for Reliability. In addition to preserving network reliability, the M40 router is designed to ensure system reliability. The M40's cooling system is fully redundant to protect against individual fan failure. Similarly, the M40's dual power supplies are fully redundant, each capable of supporting the full power load of the system. The M40 can boot off of any one of multiple redundant storage media, ensuring that the system remains operational in the event of a disk failure. For software reliability, JUNOS Internet Software features a protected, modular design with separate processes running in protected memory space on top of an independent operating system. A modular design protects against system wide failures, ensuring that modifications made to one module have no unwanted side-effects on other portions of the code base. Finally, a low component count and an efficient design combine to give the M40 system superior reliability.

     The M40 base price list ranges between $45,000 and $52,000. PIC module prices begin at $18,000.

M20 INTERNET BACKBONE ROUTER

     The M20 is purpose-built for new emerging carriers and smaller service providers. It can serve a variety of high speed uses, starting at the core. As new carriers build out the core, they determine that there is a need for high speed connectivity to end customers, other carriers and hosting environments. The M20, with its services and configuration flexibility can provide the solution in one chassis, which is both cost and space effective.

     The M20's small size, high performance and high port density make it an optimum platform for high-speed access applications. Its Gigabit Ethernet port density and 802.1q VLAN support makes it attractive for hosting applications. The M20 also provides forwarding performance and the rich BGP4 and policy implementations (with JUNOS Internet Software) needed for peering applications.

     Although the M20 measures only 14 inches (35.56 cm) in height, it brings new levels of port density and performance to provider edge applications, supporting nearly 200 DS-3s in a single chassis and 1000 DS-3s in a standard seven-foot (2.13 m) rack. The M20 supports a wide range of interfaces including:

     - 1-port OC-48/STM-16 SONET/SDH;

     - 1-port OC-12/STM-4 SONET/SDH;

     -  1-port OC-12/STM-4 ATM;

     -  4-port OC-3/STM-1 SONET/SDH;

     -  2-port OC-3/STM-1 ATM;

     -  4-port DS3;

     -  1-port Gigabit Ethernet; and

     -  Channelized OC-12/STM-4 to DS-3.

The M20 base list price is $20,000. PIC module prices begin at $18,000.

CUSTOMERS

     The following is a representative list of our customers as of December 31, 1999:

END USERS:                                     DISTRIBUTORS:
AboveNet Communications                        Alcatel
AT&T                                           Ericsson
AT&T/IBM Global Services                       3Com
Broadband Office                               K-Net Ltd.
Cable & Wireless                               Nissho Electronics
Frontier GlobalCenter                          NTT PC Communications
Globix                                         OKI Electronics
GST Network Funding                            Samsung America
Level 3 Communications                         Softway
MCI WorldCom-vBNS                              Solunet
MIBH
PSINet
Qwest Communications International
TCG CERFnet.
University of Washington
UUNet
Verio

     We recognize revenue from the shipment of products at the time of shipment unless we have future obligations for network interoperability or if we have to obtain customer acceptance. In those cases, we defer recognition of the revenue until we have met our obligations.

     Two customers, UUNet and Cable & Wireless, comprised approximately 58% of our recognized revenues for the year ended December 31, 1999.

SALES AND MARKETING

     We sell and market our products primarily through our direct sales organization, value-added resellers and an original equipment manufacturer.

     Direct Sales. Our North American direct sales organization is divided into Western and Eastern regional operations. Our direct sales efforts are focused on the largest service providers. The direct sales account managers cover the market on an assigned account basis and work as a team with account oriented systems engineers. They are directed by a regional operations manager who reports to the North American Director of Sales. We also have technical engineers that consult with and provide our customers with guidance and assistance on the evolution of their networks as it relates to the deployment of our products. These consulting engineers also help in defining the features that are required for our products to be successful in specific applications. A key feature of our sales effort is the relationship we establish at various levels in our customers' organization. Our sales team maintains contact with key individuals who have service planning and infrastructure buildout responsibility.

     Value Added Resellers. We have complemented our direct sales effort in the United States through the addition of several highly focused value added resellers. Our arrangements with value added resellers typically have been non-exclusive and provide the value added reseller with discounts based upon the volume of their orders.

     Original Equipment Manufacturer Partner. We have established a strategic distribution relationship with Ericsson. We believe that Ericsson has significant customer relationships in place and offers products which complement ours. Ericsson will provide the first level of support to its customers. Our agreement with Ericsson allows it to distribute our products on a worldwide, non-exclusive basis with discounts based upon the volume of orders it receives.

     International Resellers. In order to further our international sales objectives, we have established a number of country specific value added resellers such as Alcatel. These resellers have expertise in deploying complex Internet infrastructure equipment in their respective markets and provide the first level of support required by our international customers.

     As of December 31, 1999, we employed 72 people in our sales support and marketing organizations.

CUSTOMER SERVICE AND SUPPORT

     We believe that a broad range of support services is essential to the successful installation and ongoing support of our products. We have hired support engineers with proven Internet experience. We offer the following services: 24 hours a day, seven days a week technical assistance (on-line, telephone and on-site), professional services, educational services, logistics services and web-based information.

     We offer a variety of flexible and comprehensive support programs, including basic hardware and software warranty services, next day onsite parts and labor, 24 hours a day, seven days a week same day parts and labor and on-site resident engineers. We deliver these services directly to major end users and also utilize a two-tiered support model, leveraging the capabilities of our partners and third party organizations. We also train our partners in the delivery of education and support services.

     Customer service and support provide front line product support and is the problem resolution interface to our partners and direct end users. If customer service and support are unable to resolve an issue themselves, they duplicate the problem scenario and provide the failure information, such as logs, dumps, traces and system configuration to appropriate subject matter experts in our engineering department.

     Based on the severity of the problem and the impact to our customers' network, there are strict escalation guidelines to ensure that the appropriate technical resource and management attention is brought to bear on the problem in a timeframe commensurate with problem priority. The overall goal is to fix the problem, at the appropriate level, in the right timeframe in order to ensure our customers' satisfaction.

     As of December 31, 1999, we employed 31 people in our customer service and support organization, with the majority located in our Mountain View, California corporate headquarters.

RESEARCH AND DEVELOPMENT

     We have assembled a team of skilled engineers with extensive experience in the fields of high end computing, network system design, Internet routing protocols and embedded software. These individuals have been drawn from leading computer data networking and telecommunications companies. In addition to building complex hardware and software systems, the engineering team has experience in delivering very large, highly integrated ASICs and extremely scalable Internet software.

     Our research and development department is organized into teams that work in parallel on several projects in a way similar to the development of successive generations of complex microprocessors. As a result, we will seek to offer our customers next generation products as they are needed.

     We believe that strong product development capabilities are essential to our strategy of enhancing our core technology, developing additional applications, incorporating that technology and maintaining the competitiveness of our product and service offerings. We are leveraging our first generation ASICs, developing additional network interfaces targeted to our customer applications and continuing to develop next generation technology to support the anticipated growth in network bandwidth requirements. We continue to expand the functionality of our JUNOS Internet Software to improve performance and scalability, and to provide an enhanced user interface.

     Our research and development process is driven by the availability of new technology, market demand and customer feedback. We have invested significant time and resources in creating a structured process for undertaking all product development projects. This process involves all functional groups and all levels within our company. Following an assessment of market demand, our research and development team develops a full set of comprehensive functional product specifications based on inputs from the product management and sales organizations. This process is designed to provide a framework for defining and addressing the steps, tasks and activities required to bring product concepts and development projects to market.

     As of December 31, 1999, we employed 170 people in our research and development organization.

     Our research and development expenses totaled $41.5 million for the year ended December 31, 1999, $24.0 million for the year ended December 31, 1998, $9.4 million for the year ended December 31, 1997 and $1.9 million for the period from February 2, 1996, the date of our inception, to December 31, 1996.

MANUFACTURING

     Our manufacturing operation is entirely outsourced. We have developed a strategic relationship with Solectron, under which we have subcontracted our manufacturing activity. This subcontracting activity extends from prototypes to full production and includes activities such as material procurement, final assembly, test, control and shipment to our customers. We design, specify and monitor all of the tests that are required to meet internal and external quality standards. This arrangement provides us with the following benefits:

     -  we operate without dedicating any space to manufacturing operations;

     - we conserve the working capital that would be required for funding inventory;

     -  we can adjust manufacturing volumes quickly to meet changes in demand;
        and

     - we can quickly deliver products to customers through Solectron's turnkey manufacturing and drop shipment capabilities.

We have recently established a relationship with an additional third party to manufacture certain of our products.

     Our ASICs are manufactured by IBM using its 0.25 micron process. IBM is responsible for all aspects of the production of the ASICs using our proprietary designs.

COMPETITION

     Competition in the Internet infrastructure market is intense. The market historically has been dominated by Cisco Systems, Inc., with other companies such as Nortel Networks and Lucent Technologies Inc. providing products to a smaller segment of the market. In addition, a number of private companies have announced plans for new products to address the same problems which our products address.

     Cisco traditionally has been the dominant supplier of solutions to this market. We believe this is the result of its early leadership position in the enterprise router market. As the Internet has grown rapidly, Cisco has leveraged this position and has developed a broad product line of routers which support all major local area and wide area interfaces. We believe that our ability to compete with Cisco depends upon our ability to demonstrate that our products are superior in meeting the needs of service providers and are extremely compatible with Cisco's current and future products. Although we believe that we are currently among the top providers of Internet infrastructure solutions worldwide, we cannot assure you that we will be able to compete successfully with Cisco, currently the leading provider in this market.

     We expect that, over time, large companies with significant resources, technical expertise, market experience, customer relationships and broad product lines, such as Lucent and Nortel, will introduce new products which are designed to compete more effectively in this market. As a result, we expect to face increased competition in the future from larger companies with significantly more resources than we have. Although we believe that our technology and the purpose-built features of our products make them unique and will enable us to compete effectively with these companies, we cannot assure you that we will be successful.

     Many of our current and potential competitors, such as Cisco, Lucent and Nortel, have significantly broader product lines than we do and may bundle their products with other networking products in a manner that may discourage customers from purchasing our products. Also, many of our current and potential competitors have greater name recognition and more extensive customer bases that could be leveraged. Increased competition could result in price reduction, fewer customer orders, reduced gross margins and loss of market share, any of which could seriously harm our operating results.

     There are also many small private companies which claim to have products with greater capabilities than our products. Consolidation in this industry has begun, with one or more of these smaller private companies being acquired by large, established suppliers of Internet infrastructure products, and we believe it is likely to continue. As a result, we expect to face increased competition in the future from larger companies with significantly more resources than we have.

     Several companies also provide solutions which can substitute for some uses of routers. For example, high bandwidth asynchronous transfer mode, or ATM, switches, are used in the core of certain major backbone service providers. ATM switches can carry a variety of traffic types, including voice, video and data, using fixed, 53 byte cells. Companies that use ATM switches are enhancing their products with new software technologies such as multi-protocol label switching, or MPLS, which can potentially simplify the task of mixing routers and switches in the same network. These substitutes can reduce the need for large numbers of routers.

INTELLECTUAL PROPERTY

     Our success and ability to compete are substantially dependent upon our internally developed technology and know how. We have two patents issued relating to high speed switching devices. These patents will expire in 2017 and 2016, respectively. In addition we have seven patent applications pending in the United States relating to the design of our products. Our engineering teams have significant expertise in ASIC design and we own all rights to the design of the ASICs which form the core of the M40. Our JUNOS Internet Software was developed internally and is protected by United States and other copyright laws.

     While we rely on patent, copyright, trade secret and trademark law to protect our technology, we also believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements and reliable product maintenance are essential to establishing and maintaining a technology leadership position. There can be no assurance that others will not develop technologies that are similar or superior to our technology.

     Our success will depend upon our ability to obtain necessary intellectual property rights and protect our intellectual property rights. We cannot be certain that we will be able to obtain the necessary intellectual property rights or that other parties will not contest our intellectual property rights.

LEGAL PROCEEDINGS

     We are not subject to any material legal proceedings.

EMPLOYEES

     As of December 31, 1999, we had 335 full-time employees, 170 of whom were engaged in research and development, 72 in sales and marketing, 31 in customer support and 62 in finance, administration and operations. None of our employees are represented by a labor union. We have not experienced any work stoppages and we consider our relations with our employees to be good.

     Our future performance depends in significant part upon the continued service of our key technical, sales and senior management personnel, none of whom is bound by an employment agreement requiring service for any defined period of time. The loss of the services of one or more of our key employees could have a material adverse effect on our business, financial condition and results of operations. Our future success also depends on our continuing ability to attract, train and retain highly qualified technical, sales and managerial personnel. Competition for such personnel is intense, and there can be no assurance that we can retain our key personnel in the future.

FACILITIES

     We sublease approximately 60,000 square feet in two buildings located in Mountain View, California. Approximately 33,000 square feet are subleased pursuant to a sublease that expires December 31, 2001, and approximately 27,000 square feet are subleased pursuant to a lease that expires June 30, 2000. Also, we have entered into leases for approximately 144,000 and 25,000 square feet of office space in Sunnyvale, California. The lease on the office space for 144,000 square feet will commence on the later of May 1, 2000 or the completion of our improvements on the premises, and it will expire on the later of May 1, 2012 or twelve years after the completion of our improvements on the premises, with certain options for extension and expansion. The lease on the office space for 25,000 square feet has commenced on October 1, 1999, and it will expire two months after the later of May 1, 2000 or the completion of our improvements on the 144,000 square foot facility. The commercial real estate market in the San Francisco Bay area is volatile and unpredictable in terms of available space, rental fees, occupancy rates and preferred locations. We cannot be certain that additional space will be available when we require it, or that it will be affordable or in a preferred location.

                                   MANAGEMENT

                        EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors and their ages, as of December 31, 1999, are as follows:

NAME                                          AGE    POSITION
----                                          ---    --------
Scott Kriens..............................    42     President, Chief Executive Officer and
                                                     Chairman of the Board
Pradeep Sindhu............................    47     Chief Technical Officer and
                                                     Vice Chairman of the Board
Joe Furgerson.............................    40     Vice President of Marketing
Marcel Gani...............................    47     Chief Financial Officer
Steven Haley..............................    45     Vice President of Worldwide Sales and Service
Gary Heidenreich..........................    51     Vice President of Operations
Peter L. Wexler...........................    44     Vice President of Engineering
William R. Hearst III(1)..................    50     Director
Vinod Khosla(2)...........................    44     Director
C. Richard Kramlich(1)....................    64     Director
William Stensrud(2).......................    49     Director

---------------

(1) Member of audit committee

(2) Member of compensation committee

     SCOTT KRIENS has served as President, Chief Executive Officer and Chairman of the board of directors of Juniper Networks since October 1996. From April 1986 to January 1996, Mr. Kriens served as Vice President of Sales and Vice President of Operations at StrataCom, Inc., a telecommunications equipment company, which he co-founded in 1986. Mr. Kriens received a B.A. in Economics from California State University, Hayward.

     PRADEEP SINDHU co-founded Juniper Networks in February 1996 and served as Chief Executive Officer and Chairman of the board of directors until September 1996. Since then, Dr. Sindhu has served as Vice Chairman of the board of directors and Chief Technical Officer of Juniper Networks. From September 1984 to February 1991, Dr. Sindhu worked as a Member of the Research Staff, and from March 1987 to February 1996, as the Principal Scientist, and from February 1994 to February 1996, as Distinguished Engineer at the Computer Science Lab, Xerox Corporation, Palo Alto Research Center, a technology research center. Dr. Sindhu holds a B.S.E.E. from the Indian Institute of Technology in Kanpur, an M.S.E.E. from the University of Hawaii and a Masters in Computer Science and Ph.D. in Computer Science from Carnegie-Mellon University.

     JOE FURGERSON joined Juniper Networks in January 1997. He served as our Director of Marketing from January 1997 to September 1998 and has served as our Vice President of Marketing since September 1998. From April 1994 to December 1996, Mr. Furgerson served as Director of Product Marketing, Network Systems Division at 3Com Corporation, a data networking company. He holds a B.A. in Economics from Claremont Men's College and an M.B.A. from the Stanford Graduate School of Business.

     MARCEL GANI joined Juniper Networks as Chief Financial Officer in February 1997. From January 1996 to January 1997, Mr. Gani served as Vice President and Chief Financial Officer of NVIDIA Corporation, a 3D graphic processor company. Mr. Gani also held the positions of Vice President and Chief Financial Officer at Grand Junction Networks, a data networking company acquired by Cisco Systems, Inc., from March 1995 to January 1996, and at Primary Access Corporation, a data networking company acquired by 3Com Corporation, from March 1993 to March 1995. Mr. Gani holds an M.B.A. from the University of Michigan.

     STEVEN HALEY joined Juniper Networks as Vice President of Worldwide Sales and Service in August 1997. Prior to joining Juniper Networks, Mr. Haley served as Vice President of Sales at Cisco Systems, Inc., a data networking company, from July 1996 to August 1997. From February 1990 to July 1996, he worked for StrataCom, Inc., serving in a variety of management roles from Managing Director, Europe to Vice President of Sales, Americas. He holds a B.S. in Marketing from the University of Massachusetts, Amherst.

     GARY HEIDENREICH joined Juniper Networks in July 1997 as Vice President of Operations. From August 1993 to July 1997, Mr. Heidenreich served as Vice President of Systems Manufacturing at 3Com Corporation. Mr. Heidenreich holds a B.S.I.E. from New Mexico State University and an M.B.A. from the University of Dallas.

     PETER L. WEXLER joined Juniper Networks as Vice President of Engineering in January 1997. From April 1995 to January 1997, Mr. Wexler served as Vice President of Engineering at Bay Networks, a data networking company. From April 1993 to April 1995, Mr. Wexler served as Director of High-End Platform Development at Wellfleet Communications, a predecessor to Bay Networks and a manufacturer of high-performance routers. He holds a B.S.E. from State University of New York at Stony Brook, an M.S.E. from the University of Illinois and an M.B.A. from Boston University.

     WILLIAM R. HEARST III has served as a Director of Juniper Networks since February 1996 and has served as a member of the audit committee since July 1998. Mr. Hearst is a partner with Kleiner Perkins Caufield & Byers, a venture capital firm located in Menlo Park, California. From May 1995 to August 1996, he was the Chief Executive Officer of At Home Corporation, a high speed Internet access and consumer online services company. Mr. Hearst was editor and publisher of the San Francisco Examiner, from 1984 until 1995. Mr. Hearst also serves on the boards of Excite@Home, RePlay Networks, Com21, Inc., Oblix, Inc., BigVine, Geocast, Zing, New Access Communications, the Hearst Corporation and Hearst-Argyle Television. He is a Fellow of the AAAS, a Trustee of Carnegie Institution in Washington, D.C. and a Trustee of the California Academy of Sciences. Mr. Hearst is a 1972 graduate of Harvard University, holding an A.B. degree in Mathematics.


     VINOD KHOSLA has served as a Director of Juniper Networks since February 1996 and has served as a member of the compensation committee since July 1998. Mr. Khosla has been a General Partner with the venture capital firm of Kleiner Perkins Caufield & Byers from February 1986 to the present. Mr. Khosla was a co-founder of Daisy Systems Corporation, an electronic design automation company, and the founding Chief Executive Officer of Sun Microsystems, Inc., a computer and data networking company. Mr. Khosla also serves on the boards of Asera, Concentric Network Corporation, Corio Inc., Corvis Corporation, Siara Systems and QWEST Communications International Inc., as well as several other private companies. Mr. Khosla holds a B.S.E.E. from the Indian Institute of Technology in New Delhi, an M.S.E. from Carnegie-Mellon University, and an M.B.A. from the Stanford Graduate School of Business.


     C. RICHARD KRAMLICH has served as a Director of Juniper Networks since July 1996 and has been a member of the audit committee since July 1998. Mr. Kramlich is the co-founder and has been a General Partner of New Enterprise Associates, L.P., a venture capital fund, since 1978. He is a director of Zhone Technologies, Force 10 Networks, Financial Engines, InfoGear, Netsolve, Verticom, Visual EDGE, Healtheon Corporation, Com 21, Inc., Lumisys, Inc. and Silicon Graphics, Inc. Mr. Kramlich holds a B.S. from Northwestern University and an M.B.A. from Harvard Business School.

     WILLIAM STENSRUD has served as a Director of Juniper Networks since October 1996 and has served as a member of the compensation committee since July 1998. Mr. Stensrud has been a General Partner with the venture capital firm of Enterprise Partners from January 1997 to the present. Mr. Stensrud was an independent investor and turn-around executive from March 1996 to January 1997. During this period Mr. Stensrud served as President at Paradyne Corporation and as a director of Paradyne Corporation, GlobeSpan Corporation and Paradyne Partners LLP, all data networking companies. From January 1992 to July 1995, Mr. Stensrud served as President and Chief Executive Officer of Primary Access Corporation, a data networking company acquired by 3Com Corporation. From the acquisition through March 1996, Mr. Stensrud served as an executive at 3Com Corporation. From 1986 to 1992, Mr. Stensrud served as the Marketing Vice President of StrataCom, Inc., a telecommunications equipment company, which Mr. Stensrud co-founded. Mr. Stensrud also serves on the boards of Rhythms NetConnections Corporation, Paradyne Corporation, Packeteer Corporation, Airfiber, Asian Trading.com, Chromisys, Edupoint, Ensemble Communications, iAsia Works, LongBoard, Reflex Communications and Solis Micro Technologies. He holds a B.S. degree in Electrical Engineering and Computer Science from Massachusetts Institute of Technology.

                               BOARD OF DIRECTORS

     Our board of directors currently consists of six authorized members. The board is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. The Class I Directors, currently Messrs. Kriens and Stensrud, will stand for re-election at the 2000 annual meeting of stockholders. The Class II Directors, currently Messrs. Khosla and Sindhu, will stand for re-election at the 2001 annual meeting of stockholders and the Class III Directors, currently Messrs. Hearst and Kramlich, will stand for re-election at the 2002 annual meeting of stockholders. This classification of the board of directors may delay or prevent a change in control of our company or in our management. See "Description of Capital Stock -- Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions."

     Executive officers are appointed by the board of directors on an annual basis and serve until their successors have been elected and qualified. There are no family relationships among any of our directors, officers or key employees.

BOARD COMMITTEES

     We established an audit committee and a compensation committee in July 1998. The audit committee consists of Messrs. Hearst and Kramlich. The audit committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent auditors.

     The compensation committee consists of Messrs. Khosla and Stensrud. The compensation committee reviews and recommends to the board of directors the compensation of all of our officers and directors, including stock compensation and loans and establishes and reviews general policies relating to the compensation and benefits of our employees.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to establishing the compensation committee, the board of directors as a whole performed the functions delegated to the compensation committee. No member of the board of directors or the compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

DIRECTOR COMPENSATION

     We do not currently compensate in cash our directors for their service as members of the board of directors, although they are reimbursed for certain expenses in connection with attendance at board of director and compensation committee meetings. Under our 1996 Stock Plan, nonemployee directors are eligible to receive stock option grants at the discretion of the board of directors or other administrator of the plan.

LIMITATIONS ON DIRECTORS' LIABILITY AND INDEMNIFICATION

     Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

     - any breach of their duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     - any transaction from which the director derived an improper personal benefit.

     The limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Our certificate of incorporation and bylaws provide that we will indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in their capacity as an officer, director, employee or other agent, regardless of whether the bylaws would permit indemnification.

     We have entered into agreements to indemnify our directors, executive officers and certain other employees, in addition to the indemnification provided for in our bylaws. These agreements, among other things, provide for indemnification for judgments, fines, settlement amounts and certain expenses, including attorneys' fees incurred by in any action or proceeding, including any action by or in the right of Juniper Networks, arising out of the person's services as a director, executive officer or employee of us, any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons for those positions.

     The limited liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder's investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards under these indemnification provisions.

     At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

                             EXECUTIVE COMPENSATION

     Summary Compensation Table. The following table sets forth the compensation earned, awarded or paid for services rendered to us in all capacities for the fiscal year ended December 31, 1999, by our Chief Executive Officer and our four next most highly compensated executive officers who earned more than $100,000 in salary and bonus during the fiscal year ended December 31, 1999, whom we refer to in this prospectus collectively as the named executive officers:

                           SUMMARY COMPENSATION TABLE

                                                                     LONG-TERM
                                                                    COMPENSATION
                                             ANNUAL COMPENSATION       AWARDS
                                             --------------------   ------------
                                                                     SECURITIES
                                                                     UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITIONS          YEAR    SALARY      BONUS      OPTIONS(1)    COMPENSATION
----------------------------          ----   ---------   --------   ------------   ------------
Scott Kriens.......................   1999   $170,000    $ 5,000      900,000        $     --(2)
President and                         1998    170,000         --        3,735           1,200
Chief Executive Officer               1997    170,000         --           --              --
Steven Haley.......................   1999   $175,000    $    --      465,000        $284,203(3)
Vice President of                     1998    150,000     69,039      114,390           1,133(2)
Worldwide Sales and Service           1997     62,109         --           --              --
Pradeep Sindhu.....................   1999   $145,000    $12,425      540,000        $     --(2)
Chief Technical Officer               1998    140,225     25,000        5,355           1,004
                                      1997    114,000         --           --              --
Peter Wexler.......................   1999   $150,000    $ 6,000      240,000        $     --(2)
Vice President of Engineering         1998    150,000         --        3,060           1,133
                                      1997    137,500         --           --              --
Marcel Gani........................   1999   $150,000    $12,500      240,000        $     --(2)
Chief Financial Officer               1998    150,000         --        2,745           1,133
                                      1997    131,250         --           --              --

---------------

(1) The underlying share amounts have been adjusted for the three-for-one split of our common stock for stockholders of record on December 31, 1999 and paid on January 14, 2000.

(2) Consists of premiums paid by us for term life insurance.

(3) Consists of commissions.

     Option Grants in Last Fiscal Year. The following table shows certain information regarding stock options granted to the named executive officers during the fiscal year ended December 31, 1999. All of these stock options were granted under our 1996 Stock Plan. The material terms of these option grants are as follows: (a) nonqualified stock options except as noted below; (b)granted at fair market value at the time of grant; (c) vest as noted below; and (d) a term of ten years, subject to earlier termination in the event the optionee ceases to be employed by us. See "Certain Transactions" for a description of the exercises of stock options granted to the named executive officers under the 1996 Stock Plan. In accordance with the rules of the Securities and Exchange Commission, also shown below is the potential realizable value over the term of the option, the period from the grant date to the expiration date, based on assumed rates of stock appreciation of 5% and 10%, compounded annually. These amounts are based on certain assumed rates of appreciation and do not represent our estimate of our future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of the common stock.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                        PERCENT OF                             POTENTIAL REALIZABLE VALUE AT
                          NUMBER OF    TOTAL OPTIONS                              ASSUMED ANNUAL RATES OF
                          SECURITIES      GRANTED      EXERCISE                STOCK APPRECIATION FOR OPTION
                          UNDERLYING   TO EMPLOYEES     PRICE                             TERM(3)
                           OPTIONS        DURING         PER      EXPIRATION   ------------------------------
NAME                       GRANTED       PERIOD(1)     SHARE(2)      DATE            5%             10%
----                      ----------   -------------   --------   ----------   --------------  --------------
Scott Kriens............   900,000(4)      5.387%       $60.71     10/4/09      $34,361,211     $87,078,055
Steven Haley............    30,303(5)      0.181          3.30     2/10/09           62,889         159,374
                           119,697(5)      0.716          3.30     2/10/09          248,413         629,528
                           315,000(6)      1.886         60.71     10/4/09       12,026,424      30,477,320
Pradeep Sindhu..........   540,000(4)      3.232         60.71     10/4/09       20,616,727      52,246,834
Peter Wexler............   240,000(7)      1.436         60.71     10/4/09        9,162,990      23,220,815
Marcel Gani.............   240,000(7)      1.436         60.71     10/4/09        9,162,990      23,220,815

---------------

     (1) Based on an aggregate of 16,837,006 options granted by us during the fiscal year ended December 31, 1999, to our employees, directors and consultants, including the named executive officers. All of the option grant numbers and per share numbers have been adjusted for the three-for-one split of our common stock for stockholders of record on December 31, 1999.

     (2) Options were granted at an exercise price equal to the fair market value of our common stock, as determined in good faith by our board of directors. As of the effective date of the initial public offering, options are granted at fair market value on the date of grant.

     (3) The potential realizable value is calculated based on the ten year term of the option at its time of grant. It is calculated based on the assumption that the closing price for the common stock on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price.

     (4) The option grants to Mr. Kriens and Mr. Sindhu vest in 36 equal monthly installments beginning January 1, 2000.

     (5) The option grant for 30,303 shares is an incentive stock option. The option grant for 119,697 shares is a non-statutory stock option.

     (6) The option grant for 315,000 shares has a staggered vesting schedule. The option to purchase 195,000 of the shares vests in 12 equal monthly installments beginning January 1, 2001. The option to purchase 120,000 shares vests in 12 equal monthly installments beginning January 1, 2002.

     (7) The option grants to Mr. Wexler and Mr. Gani vest in 24 monthly installments beginning January 1, 2001.

     Aggregate Option Exercises and Option Values. The following table sets forth information with respect to the named executive officers concerning option exercises for the fiscal year ended December 31, 1999, and exercisable and unexercisable options held as of December 31, 1999:

     OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

                                                   NUMBER OF SECURITIES
                                                  UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                        OPTIONS AT              IN-THE-MONEY OPTIONS AT
                         SHARES       VALUE          DECEMBER 31, 1999           DECEMBER 31, 1999(2)
                       ACQUIRED ON   REALIZED   ---------------------------   ---------------------------
NAME                    EXERCISE       (1)      EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                   -----------   --------   -----------   -------------   -----------   -------------
Scott Kriens.........        --      $     --         --         900,000      $        --    $47,362,500
Steven Haley.........    30,465       204,792    112,500         465,000       12,718,744     33,546,870
Pradeep Sindhu.......     5,355        22,015         --         540,000               --     28,417,500
Marcel Gani..........        --            --         --         240,000               --     12,630,000
Peter Wexler.........        --            --      3,060         240,000          345,100     12,630,000

---------------

(1) Based on the fair market value of our stock on the date of exercise, minus the exercise price, multiplied by the number of shares issued upon exercise of the option.

(2) The value of in-the-money options is based on the closing price on December 31, 1999 of $113.333 per share, minus the per share exercise price, multiplied by the number of shares underlying the option.

EMPLOYMENT AGREEMENTS

     We entered into a change of control agreement with Mr. Kriens on October 1, 1996, which provides that he will be entitled to base compensation and benefit payments for a period of three months, in the event that his employment is terminated in connection with a change of control of Juniper Networks. Further, Mr. Kriens' restricted stock would be released from any repurchase option and his stock options would become vested and exercisable as to an additional amount equal to that amount which would have vested and become exercisable had Mr. Kriens remained employed for a period of 18 months following the change of control. If his employment continues following a change of control, his stock options will be vested and exercisable at a rate 1.5 times the rate otherwise set forth in the stock option agreement for a period of twelve months following the change of control. Under the employment agreement, Mr. Kriens is entitled to receive three months' base compensation and benefits, regardless of whether there is a change of control, in the event that his employment is involuntarily terminated. Upon involuntary termination, and regardless of whether there has been a change of control, Mr. Kriens' restricted stock and stock options would become immediately vested and exercisable as to an additional amount equal to the number of stock options which would have become vested and exercisable during the three-month period following the involuntary termination had Mr. Kriens remained employed with us.

     We entered into a change of control agreement with Mr. Gani in February 1997, which provides that he will be entitled to receive base compensation and benefits for a period of three months, in the event of involuntary termination. In the event of a change of control at Juniper Networks, the vesting of Mr. Gani's stock options will accelerate as to that number of options equal to the number of shares that would vest over the next 30 months in accordance with our standard vesting schedule or the balance of his unvested stock, whichever amount is less.

                              CERTAIN TRANSACTIONS

     During our last fiscal year ending December 31, 1999, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are to be a party in which the amount involved exceeds $60,000, and in which any director, executive officer, holder of more than 5% of our common stock or any member of the immediate family of any of these people had or will have a direct or indirect material interest other than compensation agreements and other arrangements, which are described where required in "Management," and the transactions described below.

TRANSACTIONS WITH DIRECTORS, EXECUTIVE OFFICERS AND 5% STOCKHOLDERS

     Common Stock. On February 26, 1996, we issued 2,250,000 shares of common stock at a price of $0.044 per share to Mr. Sindhu, one of our founders, executive officers and directors.

     On June 11, 1996, we issued the following shares of common stock at a price of $0.044 per share to the following purchasers, among others:

                                                                 SHARES OF
PURCHASER                                                       COMMON STOCK
---------                                                       ------------
Kleiner, Perkins, Caufield & Byers VII......................     5,493,749
KPCB VII Founders Fund......................................       600,001
KPCB Information Sciences Zaibatsu Fund II..................       156,249

     Kleiner, Perkins, Caufield & Byers VII, KPCB VII Founders Fund and KPCB Information Sciences Zaibatsu Fund II are affiliated entities and together are considered a holder of more than 5% of our common stock. Messrs. Khosla and Hearst, two of our directors, are general partners of Kleiner, Perkins, Caufield & Byers VII, KPCB VII Founders Fund and KPCB Information Sciences Zaibatsu Fund
II. Messrs. Khosla and Hearst disclaim beneficial ownership of the securities held by such entities, except for their proportional interests in the entities.

     Series A Preferred Stock. On June 11, 1996, we sold 1,743,751 shares of our Series A Preferred Stock for $1.00 per share. Each share of Series A Preferred Stock converted into 2.25 shares of common stock at the time of the initial public offering. The purchasers of the Series A Preferred Stock included, among others:

                                                                           AS CONVERTED
                                                           SHARES OF        SHARES OF
PURCHASER                                                SERIES A STOCK    COMMON STOCK
---------                                                --------------    ------------
Kleiner, Perkins, Caufield & Byers VII...............      1,513,834        3,406,127
KPCB VII Founders Fund...............................        165,333          371,999
KPCB Information Sciences Zaibatsu Fund II...........         43,056           96,876

     Series B Preferred Stock. On August 5, 1996, November 8, 1996, and December 30, 1996, we sold a total of 3,333,334 shares, 484,683 shares, and 3,958 shares, respectively, of our Series B Preferred Stock for $2.40 per share. In addition, on December 16, 1996, and June 18, 1997, we granted warrants exercisable for 83,333 shares and 10,000 shares, respectively, of our Series B Preferred Stock at an exercise price of $2.40. Each share of Series B Preferred Stock converted into 2.25 shares of common stock at the time of the initial public offering. The purchasers of the Series B Preferred Stock included, among others:

                                                                           AS CONVERTED
                                                           SHARES OF        SHARES OF
PURCHASER                                                SERIES B STOCK    COMMON STOCK
---------                                                --------------    ------------
Kleiner, Perkins, Caufield & Byers VII...............        304,688          685,548
KPCB Information Sciences Zaibatsu Fund II...........          7,812           17,577
New Enterprise Associates VI, Limited Partnership....      1,214,583        2,732,812
NEA Presidents Fund, L.P.............................         31,250           70,313
NEA Ventures 1996, L.P...............................          4,167            9,376
Kriens 1996 Trust U/T/A October 29, 1996.............        364,683          820,537
Stensrud Family Trust U/T/A September 6, 1993........        120,000          270,000

     New Enterprise Associates VI, Limited Partnership and NEA Presidents Fund, L.P. and NEA Ventures 1996, L.P. are affiliated entities and together are considered a holder of more than 5% of our common stock. Mr. Kramlich, one of our directors, is a partner of New Enterprise Associates VI, Limited Partnership and NEA Presidents Fund, L.P. and NEA Ventures 1996, L.P. Mr. Kramlich disclaims beneficial ownership of the securities held by these entities, except for his proportional interest in the entities. Mr. Kriens, one of our directors and executive officers and a holder of more than 5% of our common stock, is a trustee of the Kriens 1996 Trust U/T/A October 29, 1996. Mr. Stensrud, one of our directors, is a trustee of the Stensrud Family Trust U/T/A September 16, 1993.

     Series C Preferred Stock. On July 1, 1997, and September 30, 1997, we sold 4,479,286 shares and 671,892 shares, respectively, of our Series C Preferred Stock for $8.93 per share. Each share of Series C Preferred Stock converted into
2.25 shares of common stock at the time of the initial public offering. The sale of Series C Preferred Stock included, among others, the sale of 783,875 shares of Series C Preferred Stock (1,763,718 shares as converted to common stock) to Ericsson Business Networks AB, which is a holder of more than 5% of our common stock.

     Series D and D-1 Preferred Stock. On March 16, 1999, we sold 500,000 shares of our Series D Preferred Stock and 2,580,000 shares of our Series D-1 Preferred Stock for $11.03 per share to Ericsson Business Networks AB. Each share of Series D Preferred Stock converted into one share of common stock at the time of the initial public offering. Each share of D-1 Preferred Stock converted into 0.38166 shares of common stock at the time of the initial public offering.

INDEMNIFICATION

     We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements will require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

     All future transactions, including any loans from us to our officers, directors, principal stockholders or affiliates, will be approved by a majority of the board of directors, including a majority of the independent and disinterested members of the board of directors or, if required by law, a majority of disinterested stockholders, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of December 31, 1999:

     - each stockholder known by us to own beneficially more than 5% of our common stock, as explained below;

     -  each of the named executive officers;

     -  each of our directors; and

     -  all of our directors and executive officers as a group.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after December 31, 1999, are deemed outstanding, while the shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting or investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

     The number and percentage of shares beneficially owned are based on the aggregate of 155,938,599 shares of common stock outstanding as of December 31, 1999. All share amounts have been adjusted for the three-for-one split of our common stock to stockholders of record on December 31, 1999.

                                                                       SHARES OF
                                                                      COMMON STOCK
                                                                   BENEFICIALLY OWNED
                                                                ------------------------
                                                                  NUMBER      PERCENTAGE
                                                                ----------    ----------
OFFICERS AND DIRECTORS(1):
Scott Kriens(2).............................................     9,485,455       6.1%
Steven Haley(3).............................................     1,164,393          *
Pradeep Sindhu(4)...........................................     6,770,355       4.3%
Peter Wexler(5).............................................     2,028,060       1.3%
Marcel Gani(6)..............................................     1,251,495          *
William Hearst(7)...........................................    32,709,372      21.0%
c/o Kleiner Perkins Caufield & Byers
  2750 Sand Hill Road, Menlo Park, CA 94025
Vinod Khosla(8).............................................    32,709,372      21.0%
c/o Kleiner Perkins, Caufield & Byers
  2750 Sand Hill Road, Menlo Park, CA 94025
C. Richard Kramlich(9)......................................     5,812,311       3.7%
c/o New Enterprise Associates
  2490 Sand Hill Road, Menlo Park, CA 94025
William R. Stensrud(10).....................................       945,000          *
c/o Enterprise Partners
  7979 Ivanhoe Ave., Suite 550, La Jolla, CA 92037
All directors and executive officers as a group (11
  persons)(11)..............................................    62,444,026      40.0%
5% STOCKHOLDERS:
Kleiner Perkins Caufield & Byers............................    32,709,372      21.0%
  2750 Sand Hill Road, Menlo Park, CA 94025(12)
Ericsson Business Networks AB...............................     9,745,203       6.3%
  S-131 89 Stockholm, Sweden

---------------

*  Less than 1% of the outstanding shares of common stock.

(1) Unless otherwise indicated, the address of each listed stockholder is c/o Juniper Networks, Inc., 385 Ravendale Drive, Mountain View, California 94043.

(2) Includes 9,460,455 shares held in the name of the Kriens 1996 Trust, of which Mr. Kriens and his spouse are trustees, of which 1,621,377 shares are subject to our right of repurchase, as of December 31, 1999, which lapses over time and 25,000 shares subject to options which are currently exercisable or will become exercisable within 60 days of December 31, 1999.

(3) Includes 60,000 shares held in the name of the Haley Family Foundation Trust and an aggregate of 90,000 shares held in trust for the benefit of Mr. Haley's children. Includes 421,875 shares subject to our right of repurchase as of December 31, 1999 (which lapses over time) and 119,538 shares, subject to options which are currently exercisable or will become exercisable within 60 days of December 31, 1999.

(4) Includes 281,250 shares subject to our right of repurchase, as of December 31, 1999 (which lapses over time) and 15,000 shares subject to options which are currently exercisable or will be come exercisable within 60 days of December 31, 1999. Includes an aggregate of 180,000 shares held in custody for Mr. Sindhu's children pursuant to the California Uniform Transfer to Minors Act.

(5) Includes 590,625 shares subject to our right of repurchase, as of December 31, 1999 (which lapses over time) and 3,060 shares subject to options which are currently exercisable or will become exercisable within 60 days of December 31, 1999.

(6) Includes 1,251,495 shares held in the name of the Gani 1995 Trust dated December 8, 1995, of which Mr. Gani and his spouse are trustees and of which 442,969 shares are subject to our right of repurchase, as of December 31, 1999 (which lapses over time).

(7) Comprised of 32,709,372 shares held by entities affiliated with Kleiner Perkins Caufield & Byers. Mr. Hearst is a general partner of Kleiner Perkins Caufield & Byers and is a director of Juniper Networks. Mr. Hearst disclaims beneficial ownership of shares held by those entities, except to the extent of his proportional interest arising from his partnership interest in Kleiner Perkins Caufield & Byers.

(8) Comprised of 32,709,372 shares held by entities affiliated with Kleiner Perkins Caufield & Byers. Mr. Khosla is a general partner of Kleiner Perkins Caufield & Byers and is a director of Juniper Networks. Mr. Khosla disclaims beneficial ownership of shares held by those entities, except to the extent of his proportional interest arising from his partnership interest in Kleiner Perkins Caufield & Byers.

(9) Includes 5,737,500 shares held by entities affiliated with New Enterprise Associates. Mr. Kramlich is a general partner of New Enterprise Associates and is a director of Juniper Networks. Mr. Kramlich disclaims beneficial ownership of shares held by those entities, except to the extent of his proportional interest in New Enterprise Associates.

(10) Includes 810,000 shares held in the name of the Stensrud Family Trust U/T/A September 16, 1993, as community property.

(11) Includes all shares referenced in notes 3 through 10 above, except that the shares beneficially owned by Messrs. Hearst and Khosla are counted only once in this calculation. Also includes 2,148,750 shares beneficially owned by two other executive officers of which 738,048 shares are subject to our right of repurchase as of December 31, 1999 (which lapses over time) and 128,475 shares subject to options which are exercisable or will become exercisable within 60 days of December 31, 1999.

(12) Includes (i) 31,672,266 shares held by Kleiner Perkins Caufield & Byers VII, (ii) 812,106 shares held by KPCB Information Sciences Zaibatsu Fund II, and (iii) 225,000 shares held by KPCB IX Associates, LLC.

                        DESCRIPTION OF CONVERTIBLE NOTES

     The convertible notes will be issued under an indenture between us and Norwest Bank Minnesota, National Association, as trustee, substantially in the form filed as an exhibit to the registration statement of which this prospectus forms a part. The indenture and the convertible notes are governed by New York law. Because this section is a summary, it does not describe every aspect of the convertible notes and the indenture. The following summaries of certain provisions of the indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the detailed provision of the convertible notes and the indenture, including the definitions therein of certain terms.

GENERAL


     The convertible notes will be general, unsecured obligations of ours. The convertible notes will be subordinated, which means that they will rank behind certain of our indebtedness as described below. The convertible notes will be limited to $850,000,000 aggregate principal amount or $977,500,000 if the underwriters exercise in full their right to purchase additional convertible notes. We are required to repay the principal amount of the convertible notes in full on March 15, 2007.


     The convertible notes will bear interest at the rate per annum shown on the
front cover of this prospectus from           , 2000. We will pay interest on
the convertible notes on March 15 and September 15 of each year, commencing on September 15, 2000. Interest payable per $1,000 principal amount of convertible
notes for the period from           , 2000 to           , 2000 will be
$          .

     You may convert the convertible notes into shares of our common stock initially at the conversion rate stated on the front cover of this prospectus at any time before the close of business on March 15, 2007, unless the convertible notes have been previously redeemed or repurchased. Holders of convertible notes called for redemption or submitted for repurchase will be entitled to convert the convertible notes up to and including the business day immediately preceding the date fixed for redemption or repurchase, as the case may be. The conversion rate may be adjusted as described below.

     We may redeem the convertible notes at our option at any time on or after the third business day after March 15, 2003, in whole or in part, at the redemption prices set forth below under "-- Optional Redemption by Juniper," plus accrued and unpaid interest to the redemption date. If there is a change in control of us, you will have the right to require us to repurchase your convertible notes as described below under "-- Repurchase at Option of Holders Upon a Change in Control."

FORM, DENOMINATION, TRANSFER, EXCHANGE AND BOOK-ENTRY PROCEDURES

     The convertible notes will be issued:

     -  only in fully registered form;

     -  without interest coupons; and

     -  in denominations of $1,000 and greater multiples.

     The convertible notes will be evidenced by one or more global convertible notes which will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC. Except as set forth below, record ownership of the global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     The global note will not be registered in the name of any person, or exchanged for convertible notes that are registered in the name of any person, other than DTC or its nominee unless either of the following occurs:

     - DTC notifies us that it is unwilling, unable or no longer qualified to continue acting as the depositary for the global note; or

     - an event of default with respect to the convertible notes represented by the global note has occurred and is continuing.

     In those circumstances, DTC will determine in whose names any securities issued in exchange for the global note will be registered.

     DTC or its nominee will be considered the sole owner and holder of the global note for all purposes, and as a result:

     - you cannot get convertible notes registered in your name if they are represented by the global note;

     - you cannot receive physical certificated convertible notes in exchange for your beneficial interest in the global convertible notes;

     - you will not be considered to be the owner or holder of the global note or any note it represents for any purpose; and

     - all payments on the global note will be made to DTC or its nominee.

     The laws of some jurisdictions require that certain kinds of purchasers can only own securities in definitive, certificated form. These laws may limit your ability to transfer your beneficial interests in the global note to these types of purchasers.

     Only institutions, such as a securities broker or dealer, that have accounts with DTC or its nominee (called participants) and persons that may hold beneficial interests through participants can own a beneficial interest in the global note. The only place where the ownership of beneficial interests in the global note will appear and the only way the transfer of those interests can be made will be on the records kept by DTC (for their participants' interests) and the records kept by those participants (for interests of persons held by participants on their behalf).

     Secondary trading in bonds and convertible notes of corporate issuers is generally settled in clearinghouse (that is, next-day) funds. In contrast, beneficial interests in a global note usually trade in DTC's same-day funds settlement system, and settle in immediately available funds. We make no representations as to the effect that settlement in immediately available funds will have on trading activity in those beneficial interests.

     We will make cash payments of interest on and principal of and the redemption or repurchase price of the global note to Cede, the nominee for DTC, as the registered owner of the global note. We will make these payments by wire transfer of immediately available funds on each payment date.

     We have been informed that DTC's practice is to credit participants' accounts on the payment date with payments in amounts proportionate to their respective beneficial interests in the convertible notes represented by the global note as shown on DTC's records, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in convertible notes represented by the global note held through participants will be the responsibility of those participants, as is now the case with securities held for the accounts of customers registered in street name.

     We will send any redemption notices to Cede. We understand that if less than all the convertible notes are being redeemed, DTC's practice is to determine by lot the amount of the holdings of each participant to be redeemed.

     We also understand that neither DTC nor Cede will consent or vote with respect to the convertible notes. We have been advised that under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede's consenting or voting rights to those participants to whose accounts the convertible notes are credited on the record date identified in a listing attached to the omnibus proxy.

     Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge the interest to persons or entities that do not participate in the DTC book-entry system, or otherwise take actions in respect of that interest, may be affected by the lack of a physical certificate evidencing its interest.

     DTC has advised us that it will take any action permitted to be taken by a holder of convertible notes, including the presentation of convertible notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the global note are credited and only in respect of such portion of the principal amount of the convertible notes represented by the global note as to which such participant or participants has or have given such direction.

     DTC has also advised us as follows:

     - DTC is a:

       - limited purpose trust company organized under the laws of the State of New York,

       - member of the Federal Reserve System,

       - clearing corporation within the meaning of the Uniform Commercial Code, as amended, and

       - clearing agency registered pursuant to the provisions of Section 17A of the Exchange Act.

     - DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants.

     - Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations.

     - Certain participants, or their representatives, together with other entities, own DTC.

     - Indirect access to the DTC System is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     The policies and procedures of DTC, which may change periodically, will apply to payments, transfers, exchanges and other matters relating to beneficial interests in the global note. We and the trustee have no responsibility or liability for any aspect of DTC's or any participants' records relating to beneficial interests in the global note, including for payments made on the global note. Further, we and the trustee are not responsible for maintaining, supervising or reviewing any of those records.

CONVERSION RIGHTS

     You have the option to convert any portion of the principal amount of any note that is an integral multiple of $1,000 into shares of our common stock at any time on or prior to the close of business on the maturity date. The conversion rate will be equal to the number of shares per $1,000 principal amount of convertible notes shown on the cover page of this prospectus. The conversion rate is equivalent to a conversion price of approximately
$          . Your right to convert a convertible note called for redemption or delivered for repurchase will terminate at the close of business on the business day immediately preceding the redemption date or repurchase date for that note, unless we default in making the payment due upon redemption or repurchase.

     You may convert all or part of any convertible note by delivering the convertible note at the Corporate Trust Office of the trustee in the Borough of Manhattan, the city of New York, accompanied by a duly signed and completed conversion notice, a copy of which may be obtained by the trustee. The conversion date will be the date on which the convertible note and the duly signed and completed conversion notice are so delivered.

     As promptly as practicable on or after the conversion date, we will issue and deliver to the trustee a certificate or certificates for the number of full shares of our common stock issuable upon conversion, together with payment in lieu of any fraction of a share. The certificate will then be sent by the trustee to the conversion agent for delivery to the holder. The shares of our common stock issuable upon conversion of the convertible notes will be fully paid and nonassessable and will rank equally with the other shares of our common stock.

     If you surrender a convertible note for conversion on a date that is not an interest payment date, you will not be entitled to receive any interest for the period from the next preceding interest payment date to the conversion date, except as described below in this paragraph. Any note surrendered for conversion during the period from the close of business on any regular record date to the opening of business on the next succeeding interest payment date (except convertible notes, or portions thereof, called for redemption on a redemption date or to be repurchased on a repurchase date for which the right to convert would terminate during such period) must be accompanied by payment of an amount equal to the interest payable on such interest payment date on the principal amount of convertible notes being surrendered for conversion. In the case of any note which has been converted after any regular record date but before the next succeeding interest payment date, interest payable on such interest payment date shall be payable on such interest payment date notwithstanding such conversion, and such interest shall be paid to the holder of such note on such regular record date.

     No other payment or adjustment for interest, or for any dividends in respect of our common stock, will be made upon conversion. Holders of our common stock issued upon conversion will not be entitled to receive any dividends payable to holders of our common stock as of any record time or date before the close of business on the conversion date. We will not issue fractional shares upon conversion. Instead, we will pay cash based on the market price of our common stock at the close of business on the conversion date.

     You will not be required to pay any taxes or duties relating to the issue or delivery of our common stock on conversion but you will be required to pay any tax or duty relating to any transfer involved in the issue or delivery of our common stock in a name other than yours. Certificates representing shares of our common stock will not be issued or delivered unless all taxes and duties, if any, payable by you have been paid.

     The conversion rate will be subject to adjustment for, among other things:

     - dividends and other distributions payable in our common stock on shares of our capital stock,

     - the issuance to all holders of our common stock of rights, options or warrants entitling them to subscribe for or purchase our common stock at less than the then current market price of such common stock as of the record date for shareholders entitled to receive such rights, options or warrants,

     -  subdivisions, combinations and reclassifications of our common stock,

     - distributions to all holders of our common stock of evidences of our indebtedness, shares of capital stock, cash or assets, including securities, but excluding:

       - those dividends, rights, options, warrants and distributions referred to above,

       -  dividends and distributions paid exclusively in cash, and

       -  distributions upon mergers or consolidations discussed below,

     - distributions consisting exclusively of cash, excluding any cash portion of distributions referred to in the bullet point immediately above, or cash distributed upon a merger or consolidation to which the next succeeding bullet point applies, to all holders of our common stock in an aggregate amount that, combined together with:

       - other all-cash distributions made within the preceding 365-day period in respect of which no adjustment has been made, and

       - any cash and the fair market value of other consideration payable in connection with any tender offer by us or any of our subsidiaries for our common stock concluded within the preceding 365-day period in respect of which no adjustment has been made, exceeds 10% of our market capitalization, being the product of the current market price per share of the common stock on the record date for such distribution and the number of shares of common stock then outstanding, and

     - the successful completion of a tender offer made by us or any of our subsidiaries for our common stock which involves an aggregate consideration that, together with:

       - any cash and other consideration payable in a tender offer by us or any of our subsidiaries for our common stock expiring within the 365-day period preceding the expiration of that tender offer in respect of which no adjustment has been made, and

       - the aggregate amount of any all cash distributions referred to in the immediately preceding bullet point above to all holders of our common stock within the 365-day period preceding the expiration of that tender offer in respect of which no adjustments have been made, exceeds 10% of our market capitalization on the expiration of such tender offer.

     We reserve the right to effect such increases in the conversion rate in addition to those required by the foregoing provisions as we consider to be advisable in order that any event treated for United States federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. We will not be required to make any adjustment to the conversion rate until the cumulative adjustments amount to 1.0% or more of the conversion rate. We will compute all adjustments to the conversion rate and will give notice by mail to holders of the registered convertible notes of any adjustments.

     In any case in which we consolidate or merge with or into another entity or in which another entity is merged into us, or in case of any sale or transfer of all or substantially all of our assets, each note then outstanding will become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of common stock into which the convertible notes were convertible immediately prior to the consolidation or merger or sale or transfer. The preceding sentence will not apply to a merger which does not result in any reclassification, conversion, exchange or cancellation of the common stock.

     We may increase the conversion rate for any period of at least 20 days, upon at least 15 days notice, if our board of directors determines that the increase would be in our best interest. The board of directors' determination in this regard will be conclusive. We will give holders of convertible notes at least 15 days' notice of such an increase in the conversion rate. Any increase, however, will not be taken into account for purposes of determining whether the closing price of our common stock exceeds the conversion price by 105% in connection with an event which otherwise would be a change in control as defined below.

     If at any time we make a distribution of property to our stockholders that would be taxable to such stockholders as a dividend for United States federal income tax purposes, such as distributions of evidences of indebtedness or assets by us, but generally not stock dividends on common stock or rights to subscribe for common stock, and, pursuant to the anti-dilution provisions of the indenture, the number of shares into which convertible notes are convertible is increased, that increase may be deemed for United States federal income tax purposes to be the payment of a taxable dividend to holders of convertible notes. See "Certain United States Federal Income and Estate Tax
Consequences -- U.S. Holders."

SUBORDINATION

     The convertible notes are subordinated and, as a result, the payment of the principal, any premium and interest on the convertible notes, including amounts payable on any redemption or repurchase, will be subordinated to the prior payment in full, in cash or other payment satisfactory to holders of senior debt, of all of our senior debt. The convertible notes are also effectively subordinated to any debt or other liabilities of our subsidiaries.

     Senior debt is defined in the indenture to mean: the principal of, and premium, if any, and interest, including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding, on, and all fees and other amounts payable in connection with, the following, whether absolute or contingent, secured or unsecured, due or to become due, outstanding on the date of the indenture or thereafter created, incurred or assumed:

     - our indebtedness evidenced by a credit or loan agreement, note, bond, debenture or other written obligation,

     -  all of our obligations for money borrowed,

     - all of our obligations evidenced by a note or similar instrument given in connection with the acquisition of any businesses, properties or assets of any kind,

     -  our obligations:

       - as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles, or

       - as lessee under other leases for facilities, capital equipment or related assets, whether or not capitalized, entered into or leased for financing purposes,

     - all of our obligations under interest rate and currency swaps, caps, floors, collars, hedge agreements, forward contracts or similar agreements or arrangements,

     - all of our obligations with respect to letters of credit, bankers' acceptances and similar facilities, including reimbursement obligations with respect to the foregoing,

     - all of our obligations issued or assumed as the deferred purchase price of property or services, but excluding trade accounts payable and accrued liabilities arising in the ordinary course of business,

     - all obligations of the type referred to in the above clauses of another person and all dividends of another person, the payment of which, in either case, we have assumed or guaranteed, or for which we are responsible or liable, directly or indirectly, jointly or severally, as obligor, guarantor or otherwise, or which are secured by a lien on our property, and

     - renewals, extensions, modifications, replacements, restatements and refundings of, or any indebtedness or obligation issued in exchange for, any such indebtedness or obligation described in the above clauses of this definition.

Senior debt will not include the convertible notes or any other indebtedness or obligation if its terms or the terms of the instrument under which or pursuant to which it is issued expressly provide that it is not superior in right of payment to the convertible notes.

     We may not make any payment on account of principal, premium or interest on the convertible notes, or redemption or repurchase of the convertible notes, if:

     - we default in our obligations to pay principal, premium, interest or other amounts on our senior debt, including a default under any redemption or repurchase obligation, and the default continues beyond any applicable grace period; or

     - any other default occurs and is continuing on any designated senior debt and:

     - the default permits the holders of the designated senior debt to accelerate its maturity, and

     - the trustee has received a notice (a payment blockage notice) of the default from us, the holder of such debt or such other person permitted to give such notice under the indenture.

     If payments of the convertible notes have been blocked by a payment default on senior debt, payments on the convertible notes may resume when the payment default has been cured or waived or ceases to exist.

     If payments on the convertible notes have been blocked by a nonpayment default, payments on the convertible notes may resume on the earlier of:

     - the date the nonpayment default is cured or waived or ceases to exist, or

     - 179 days after the payment blockage notice is received.

     No nonpayment default that existed on the day a payment blockage notice was delivered to the trustee can be used as the basis for any subsequent payment blockage notice. In addition, once a holder of designated senior debt has blocked payment on the convertible notes by giving a payment blockage notice, no new period of payment blockage can be commenced unless and until:

     - 365 days have elapsed since the effectiveness of the immediately prior payment blockage notice; and

     - all scheduled payments of principal, any premium and interest with respect to the convertible notes that have come due have been paid in full in cash.

     Designated senior debt means our obligations under any particular senior debt in which the instrument creating or evidencing the same or the assumption or guarantee thereof, or related agreements or documents to which we are a party, expressly provides that such indebtedness shall be designated senior debt for purposes of the indenture. The instrument, agreement or other document evidencing any designated senior debt may place limitations and conditions on the right of such senior debt to exercise the rights of designated senior debt.

     In addition, all principal, premium, if any, interest and other amounts due on all senior debt must be paid in full in cash before you are entitled to receive any payment otherwise due upon any acceleration of the principal on the convertible notes as a result of:

     - an event of default of the convertible notes, or

     - payment or distribution of our assets to creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, marshaling of assets, assignment for the benefit of creditors, or in bankruptcy, insolvency, receivership or other similar proceedings.

     In the event of insolvency, creditors who are holders of senior debt may recover more, ratably, than you because of this subordination. The subordination may result in a reduction or elimination of payments on the convertible notes to you.

     In addition, the convertible notes will be structurally subordinated to all indebtedness and other liabilities of our subsidiaries, including trade payables and lease obligations. This occurs because our right to receive any assets of our subsidiaries upon their liquidation or reorganization, and your right to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors, except to the extent that we are recognized as a creditor of such subsidiary. If we are recognized as a creditor of that subsidiary, our claims would still be subordinate to any security interest in the assets of the subsidiary and any indebtedness of the subsidiary senior to us.

     The indenture does not limit our ability to incur senior debt or our ability or the ability of our subsidiaries to incur any other indebtedness.

OPTIONAL REDEMPTION BY JUNIPER NETWORKS

     On or after the third business day after March 15, 2003 we may redeem the convertible notes in whole or in part, at the prices set forth below. If we elect to redeem all or part of the convertible notes, we will give at least 30, but no more than 60, days notice to you.

     The redemption price, expressed as a percentage of principal amount, is as follows for the following periods:

                                                                REDEMPTION
PERIOD                                                            PRICE
------                                                          ----------
Beginning on the third business day after March 15, 2003 and ending on March 14, 2004..................................
Beginning on March 15, 2004 and ending on March 14, 2005....
Beginning on March 15, 2005 and ending on March 14, 2006....
Beginning on March 15, 2006 and ending on March 14, 2007....

and thereafter is equal to 100%. In each case, we will pay interest to, but excluding the redemption date.

     No sinking fund is provided for the convertible notes, which means that the indenture does not require us to redeem or retire the convertible notes periodically.

PAYMENT AND CONVERSION

     We will make all payments of principal and interest on the convertible notes by dollar check drawn on an account maintained at a bank in the city of New York. If you hold registered convertible notes with a face value greater than $2,000,000, at your request we will make payments of principal or interest to you by wire transfer to an account maintained by you at a bank in the city of New York. Payment of any interest on the convertible notes will be made to the person in whose name the convertible note, or any predecessor note, is registered at the

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close of business on March 1 or September 1, whether or not a business day, immediately preceding the relevant interest payment date (a regular record date). If you hold registered convertible notes with a face value in excess of $2,000,000 and you would like to receive payments by wire transfer, you will be required to provide the trustee with wire transfer instructions at least 15 days prior to the relevant payment date.

     Payments on any global note registered in the name of DTC or its nominee will be payable by the trustee to DTC or its nominee in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee will treat the persons in whose names the convertible notes, including any global note, are registered as the owners for the purpose of receiving payments and for all other purposes. Consequently, neither we, the trustee nor any of our agents or the trustee's agents has or will have any responsibility or liability for:

     - any aspect of DTC's records or any participant's or indirect participant's records relating to or payments made on account of beneficial ownership interests in the global note, or for maintaining, supervising or reviewing any of DTC's records or any participant's or indirect participant's records relating to the beneficial ownership interests in the global note, or

     - any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

     We will not be required to make any payment on the convertible notes due on any day which is not a business day until the next succeeding business day. The payment made on the next succeeding business day will be treated as though it were paid on the original due date and no interest will accrue on the payment for the additional period of time.

     Convertible notes may be surrendered for conversion at the Corporate Trust Office of the trustee in the Borough of Manhattan, New York. Convertible notes surrendered for conversion must be accompanied by appropriate notices and any payments in respect of interest or taxes, as applicable.

     We have initially appointed the trustee as paying agent and conversion agent. We may terminate the appointment of any paying agent or conversion agent and appoint additional or other paying agents and conversion agents. However, until the convertible notes have been delivered to the trustee for cancellation, or moneys sufficient to pay the principal of, premium, if any, and interest on the convertible notes have been made available for payment and either paid or returned to us as provided in the indenture, the trustee will maintain an office or agency in the Borough of Manhattan, New York for surrender of convertible notes for conversion. Notice of any termination or appointment and of any change in the office through which any paying agent or conversion agent will act will be given in accordance with "-- Notices" below.

     All moneys deposited with the trustee or any paying agent, or then held by us, in trust for the payment of principal of, premium, if any, or interest on any convertible notes which remain unclaimed at the end of two years after the payment has become due and payable will be repaid to us, and you will then look only to us for payment.

REPURCHASE AT OPTION OF HOLDERS UPON A CHANGE IN CONTROL

     If a change in control as defined below occurs, you will have the right, at your option, to require us to repurchase all of your convertible notes not previously called for redemption, or any portion of the principal amount thereof, that is equal to $1,000 or an integral multiple of $1,000. The price we are required to pay is 100% of the principal amount of the convertible notes to be repurchased, together with interest accrued to, but excluding, the repurchase date.

     At our option, instead of paying the repurchase price in cash, we may pay the repurchase price in our common stock valued at 95% of the average of the closing prices of the our common

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stock for the five trading days immediately preceding and including the third trading day prior to the repurchase date. We may only pay the repurchase price in our common stock if we satisfy conditions provided in the indenture.

     Within 30 days after the occurrence of a change in control, we are obligated to give to you notice of the change in control and of the repurchase right arising as a result of the change of control. We must also deliver a copy of this notice to the trustee. To exercise the repurchase right, you must deliver on or before the 30th day after the date of our notice irrevocable written notice to the trustee of your exercise of your repurchase right, together with the convertible notes with respect to which the right is being exercised. We are required to repurchase the convertible notes on the date that is 45 days after the date of our notice.

     A change in control will be deemed to have occurred at the time after the convertible notes are originally issued that any of the following occurs:

     - any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act, acquires a beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling the person to exercise 50% or more of the total voting power of all shares of our capital stock that is entitled to vote generally in elections of directors, other than an acquisition by us, any of our subsidiaries or any of our employee benefit plans; or

     - we merge or consolidate with or into any other person, any merger of another person into us or we convey, sell, transfer or lease all or substantially all of our assets to another person, other than

        -  any such transaction:

           - that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock, and

           - pursuant to which the holders of 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors immediately prior to such transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after such transaction, and

        - any merger which is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of our common stock into solely shares of common stock.

     However, a change in control will not be deemed to have occurred if either:

     - the closing price per share of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the change in control or the public announcement of the change in control, in the case of a change in control relating to an acquisition of capital stock, or the period of 10 consecutive trading days ending immediately before the change in control, in the case of change in control relating to a merger, consolidation or asset sale, equals or exceeds 105% of the conversion price of the convertible notes in effect on each of those trading days, or

     - all of the consideration, excluding cash payments for fractional shares and cash payments made pursuant to dissenters' appraisal rights, in a merger or consolidation otherwise constituting a change of control under the first and second bullet points in the preceding paragraph above consists of shares of common stock traded on a national securities exchange or quoted on the Nasdaq National Market, or will be so traded or

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

       quoted immediately following such merger or consolidation, and as a result of such merger or consolidation the convertible notes become convertible solely into such common stock.

     For purposes of these provisions:

     -  the conversion price is equal to $1,000 divided by the conversion rate;

     - whether a person is a beneficial owner will be determined in accordance with Rule 13d-3 under the Exchange Act; and

     - person includes any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act.

     The rules and regulations promulgated under the Exchange Act requires the dissemination of prescribed information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to you. We will comply with this rule to the extent it applies at that time.

     We may, to the extent permitted by applicable law, at any time purchase convertible notes in the open market, by tender at any price or by private agreement. Any note that we purchase may, to the extent permitted by applicable law and subject to restrictions contained in the purchase agreement with the underwriters, be re-issued or resold or may, at our option, be surrendered to the trustee for cancellation. Any convertible notes surrendered for cancellation may not be re-issued or resold and will be canceled promptly.

     The definition of change in control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of all or substantially all of our assets. There is no precise, established definition of the phrase substantially all under applicable law. Accordingly, your ability to require us to repurchase your convertible notes as a result of conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

     The foregoing provisions would not necessarily provide you with protection if we are involved in a highly leveraged or other transaction that may adversely affect you.

     Our ability to repurchase convertible notes upon the occurrence of a change in control is subject to important limitations. Some of the events constituting a change in control could result in an event of default under our senior debt. Moreover, a change in control could cause an event of default under, or be prohibited or limited by, the terms of our senior debt. As a result, unless we were to obtain a waiver, a repurchase of the convertible notes in cash could be prohibited under the subordination provisions of the indenture until the senior debt is paid in full. Although we have the right to repurchase the convertible notes with our common stock, subject to certain conditions, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price in cash for all the convertible notes that might be delivered by holders of convertible notes seeking to exercise the repurchase right. If we were to fail to repurchase the convertible notes when required following a change in control, an event of default under the indenture would occur, whether or not such repurchase is permitted by the subordination provisions of the indenture. Any such default may, in turn, cause a default under our senior debt. See "-- Subordination".

MERGERS AND SALES OF ASSETS BY THE COMPANY

     We may not consolidate with or merge into any other person or convey, transfer, sell or lease our properties and assets substantially as an entirety to any person, and we may not permit any person to consolidate with or merge into us or convey, transfer, sell or lease such person's properties and assets substantially as an entirety to us unless:

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

     - the person formed by such consolidation or into or with which we are merged or the person to which our properties and assets are so conveyed, transferred, sold or leased, shall be a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any State within the United States or the District of Columbia and, if we are not the surviving person, the surviving person assumes the payment of the principal of, premium, if any, and interest on the convertible notes and the performance of our other covenants under the indenture, and

     - immediately after giving effect to the transaction, no event of default, and no event that, after notice or lapse of time or both, would become an event of default, will have occurred and be continuing.

EVENTS OF DEFAULT

     The following will be events of default under the indenture:

     - we fail to pay principal of or premium, if any, on any note when due, whether or not prohibited by the subordination provisions of the indenture;

     - we fail to pay any interest on any note when due, which failure continues for 30 days, whether or not prohibited by the subordination provisions of the indenture;

     - we fail to provide notice of a change in control, whether or not such notice is prohibited by the subordination provisions of the indenture;

     - we fail to perform any other covenant in the indenture, which failure continues for 60 days after written notice as provided in the indenture;

     - any indebtedness under any bonds, debentures, convertible notes or other evidences of indebtedness for money borrowed, or any guarantee thereto, by us or any of our significant subsidiaries in an aggregate principal amount in excess of $25,000,000 is not paid when due either at its stated maturity or upon acceleration thereof, and such indebtedness is not discharged, or such acceleration is not rescinded or annulled, within a period of 30 days after notice as provided in the indenture; and

     - certain events of bankruptcy, insolvency or reorganization involving us or any of our significant subsidiaries.

     Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any holder, unless the holder shall have furnished reasonable indemnity to the trustee. Subject to providing indemnification of the trustee, the holders of a majority in aggregate principal amount of the outstanding convertible notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

     If an event of default other than an event of default arising from events of insolvency, bankruptcy or reorganization occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding convertible notes may, subject to the subordination provisions of the indenture, accelerate the maturity of all convertible notes. However, after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding convertible notes may, under certain circumstances, rescind and annul the acceleration if all events of default, other than the non-payment of principal of the convertible notes which have become due solely by such declaration of acceleration, have been cured or waived as provided in the indenture. If an event of default arising from events of insolvency, bankruptcy or reorganization occurs, then the principal of, and accrued interest on, all the convertible notes will automatically become immediately due and payable without any
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

declaration or other act on the part of the holders of the convertible notes or the trustee. For information as to waiver of defaults, see "-- Meetings, Modification and Waiver" below.

     You will not have any right to institute any proceeding with respect to the indenture, or for any remedy under the indenture, unless:

     - you give the trustee written notice of a continuing event of default;

     - the holders of at least 25% in aggregate principal amount of the outstanding convertible notes have made written request and furnished reasonable indemnity to the trustee to institute proceedings;

     - the trustee has not received from the holders of a majority in aggregate principal amount of the outstanding convertible notes a direction inconsistent with the written request; and

     - the trustee shall have failed to institute such proceeding within 60 days of the written request.

However, these limitations do not apply to a suit instituted by you for the enforcement of payment of the principal of, premium, if any, or interest on your convertible note on or after the respective due dates expressed in your convertible note or your right to convert your convertible note in accordance with the indenture.

     We will be required to furnish to the trustee annually a statement as to our performance of certain of our obligations under the indenture and as to any default in such performance.

MEETINGS, MODIFICATION AND WAIVER

     The indenture contains provision for convening meetings of the holders of convertible notes to consider matters affecting their interests.

     Certain limited modifications of the indenture may be made without the necessity of obtaining the consent of the holders of the convertible notes. Other modifications and amendments of the indenture may be made, and certain past defaults by us may be waived, either:

     - with the written consent of the holders of not less than a majority in aggregate principal amount of the convertible notes at the time outstanding, or

     - by the adoption of a resolution, at a meeting of holders of the convertible notes at which a quorum is present, by the holders of at least 66 2/3% in aggregate principal amount of the convertible notes represented at such meeting.

The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the convertible notes at the time outstanding and, at any reconvened meeting adjourned for lack of a quorum, 25% of such aggregate principal amount.

     However, a modification or amendment requires the consent of the holder of each outstanding note affected if it would:

     -  change the stated maturity of the principal or interest of a note;

     -  reduce the principal amount of, or any premium or interest on, any note;

     -  reduce the amount payable upon a redemption or mandatory repurchase;

     - modify the provisions with respect to the repurchase rights of holders of convertible notes in a manner adverse to the holders;

     -  change the place or currency of payment on a note;

     - impair the right to institute suit for the enforcement of any payment on any note;

     -  modify our obligation to maintain an office or agency in New York City;

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     -  modify the subordination provisions in a manner that is adverse to the holders of the convertible notes;

     -  adversely affect the right to convert the convertible notes;

     - reduce the above-stated percentage of the principal amount of the holders whose consent is needed to modify or amend the indenture;

     - reduce the percentage of the principal amount of the holders whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults; or

     - reduce the percentage required for the adoption of a resolution or the quorum required at any meeting of holders of convertible notes at which a resolution is adopted.

     The holders of a majority in aggregate principal amount of the outstanding convertible notes may waive compliance by us with certain restrictive provisions of the indenture by written consent. Holders of at least 66 2/3% in aggregate of the principal amount of convertible notes represented at a meeting may also waive compliance by us with certain restrictive provisions of the indenture by the adoption of a resolution at the meeting if a quorum of holders are present and certain other conditions are met. The holders of a majority in aggregate principal amount of the outstanding convertible notes also may waive by written consent any past default under the indenture, except a default in the payment of principal, premium, if any, or interest.

NOTICES

     Notice to holders of the registered convertible notes will be given by mail to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of such mailing.

     Notice of a redemption of convertible notes will be given not less than 30 nor more than 60 days prior to the redemption date and will specify the redemption date. A notice of redemption of the convertible notes will be irrevocable.

REPLACEMENT OF CONVERTIBLE NOTES

     We will replace any note that becomes mutilated, destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of the mutilated convertible notes or evidence of the loss, theft or destruction satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of the note before a replacement note will be issued.

PAYMENT OF STAMP AND OTHER TAXES

     We will pay all stamp and other duties, if any, which may be imposed by the United States or any political subdivision thereof or taxing authority thereof or therein with respect to the issuance of the convertible notes or of shares of stock upon conversion of the convertible notes. We will not be required to make any payment with respect to any other tax, assessment or governmental charge imposed by any government or any political subdivision thereof or taxing authority thereof or therein.

GOVERNING LAW

     The indenture and the convertible notes will be governed by and construed in accordance with the laws of the State of New York, United States of America.

THE TRUSTEE

     If an event of default occurs and is continuing, the trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of convertible notes, unless they shall have furnished to the trustee reasonable security or indemnity.

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                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     We are authorized to issue 200,000,000 shares of common stock, $0.00001 par value, and 10,000,000 shares of undesignated preferred stock, $0.00001 par value. The following description of our capital stock does not purport to be complete and is subject to and qualified by our certificate of incorporation and bylaws, which are included as exhibits to the Registration Statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

COMMON STOCK

     As of December 31, 1999, there were 155,938,599 shares of common stock outstanding which were held of record by approximately 300 stockholders.

     The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of us, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and nonassessable.

PREFERRED STOCK

     The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of the common stock. We cannot state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of us without further action by the stockholders. There are no shares of preferred stock outstanding as of December 31, 1999. We have no present plans to issue any shares of preferred stock.

REGISTRATION RIGHTS

     Under the terms of certain registration rights agreements between us and the holders of the registrable securities, twelve months after the closing of our initial public offering and at their expense, require on three separate occasions that we register their shares for public resale on Form S-3 or similar short-form registration, provided that we are eligible to use Form S-3 or similar short-form registration, and provided further that the value of the securities to be registered is at least $5,000,000. Furthermore, in the event we elect to register any of our shares of common stock for purposes of effecting any public offering, the holders of registrable securities are entitled, at our expense, to include their shares of common stock in the registration, subject to the right of the underwriter to reduce the number of shares proposed to be registered in view of market conditions.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

     Certain provisions of Delaware law and our certificate of incorporation and bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise and

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the removal of incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

     We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person because an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

     Our certificate of incorporation and bylaws require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, special meetings of our stockholders may be called only by the board of directors or certain of our officers. Our certificate of incorporation and bylaws also provide that, beginning upon the closing of this offering, our board of directors will be divided into three classes, with each class serving staggered three-year terms, and that certain amendments of the certificate of incorporation and of the bylaws require the approval of holders of at least 66 2/3% of the voting power of all outstanding stock. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of us.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is Norwest Bank Minnesota, N.A.

        CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES

     The following is a general discussion of certain U.S. federal income and estate tax consequences to beneficial owners of the convertible notes or underlying common stock. This discussion is based upon the Internal Revenue Code of 1986, as amended (the code), U.S. Treasury Regulations (regulations), Internal Revenue Service (IRS) rulings and pronouncements, and judicial decisions now in effect, all of which are subject to change, possibly with retroactive effect, or different interpretation.

     This discussion is for general information only and does not address all aspects of U.S. federal income taxation that may be relevant to beneficial owners of the convertible notes or common stock. This discussion does not describe the tax consequences:

     -  arising under the laws of any foreign, state or local jurisdiction,

     - that may be relevant to particular beneficial owners in light of their personal circumstances, such as holders subject to the U.S. federal alternative minimum tax, or

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     -  to certain types of beneficial owners, such as certain financial institutions, insurance companies, tax-exempt entities, dealers in securities, persons who hold the convertible notes or common stock in connection with a straddle, hedging or conversion transaction for U.S. federal income tax purposes, or persons that have a functional currency other than the U.S. dollar, who may be subject to special rules.

This discussion assumes that each holder has acquired the convertible notes on their original issuance at their original offering price and holds the convertible notes and common stock received upon conversion thereof as capital assets within the meaning of Section 1221 of the code. We have not sought any ruling from the IRS with respect to statements made and the conclusions reached in this discussion and there can be no assurance that the IRS will agree with such statements and conclusions.

     For purposes of this discussion, the term U.S. holder means a beneficial owner who or that:

     - is a citizen or resident of the United States,

     - is a corporation or partnership created or organized in or under the laws of the United States or a political subdivision thereof, unless, in the case of a partnership, future regulations provide to the contrary,

     - is an estate the income of which is subject to U.S. federal income taxation regardless of its source,

     - is a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one more U.S. persons, within the meaning of Section 7701(a)(30) of the code (U.S. persons), have authority to control all substantial decisions of the trust, or

     - is otherwise subject to U.S. federal income taxation on a net income basis in respect of the convertible notes or common stock.

As used herein, a non-U.S. holder means a beneficial owner who or that is not a U.S. holder. PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THEIR PARTICIPATION IN THIS OFFERING, AND THEIR OWNERSHIP AND DISPOSITION OF THE CONVERTIBLE NOTES, INCLUDING CONVERSION OF THE CONVERTIBLE NOTES, OR COMMON STOCK, INCLUDING THE EFFECT THAT THEIR PARTICULAR CIRCUMSTANCES MAY HAVE ON SUCH TAX CONSEQUENCES.

U.S. HOLDERS

     Interest on Convertible Notes. Interest paid on a convertible note will be taxable to a U.S. holder as ordinary interest income, at the time that such interest is accrued or actually or constructively received, in accordance with such U.S. holder's method of accounting for U.S. federal income tax purposes. We expect that the convertible notes will not be issued with original issue discount, within the meaning of the code.

     Conversion of Convertible Notes. A U.S. holder of a convertible note generally will not recognize gain or loss on the conversion of the convertible note into common stock. Such U.S. holder's aggregate tax basis in the common stock received upon conversion of the convertible note will be equal to the U.S. holder's adjusted tax basis in the convertible note at the time of conversion, less any portion of that basis allocable to cash received in lieu of a fractional share. The holding period of the common stock received upon conversion of a convertible note generally will include the period during which the U.S. holder held such convertible note prior to the conversion.

     Cash received in lieu of a fractional share of common stock should be treated as a payment in exchange for such fractional share. Gain or loss recognized on the receipt of cash paid in lieu

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of such fractional share generally will be capital gain or loss equal to the difference between the amount of cash received and the amount of tax basis allocable to the fractional share.

     Adjustment of Conversion Rate. The conversion rate of the convertible notes is subject to adjustment in certain circumstances. Under Section 305(c) of the code, adjustments that have the effect of increasing or decreasing the proportionate interest of U.S. holders of the convertible notes in our assets or earnings (for example, an adjustment following a distribution of property by us to our stockholders) may in some circumstances give rise to deemed distributions to U.S. holders. Similarly, a failure to adjust the conversion rate of the convertible notes to reflect a stock dividend or other event increasing the proportionate interest of shareholders of outstanding common stock can in some circumstances give rise to deemed distributions to such shareholders. Deemed distributions will be treated as a dividend, return of capital or capital gain in accordance with the earnings and profits rules discussed under "-- Distributions on Common Stock" below.

     Distributions on Common Stock. Distributions on common stock will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Dividends paid to U.S. holders that are U.S. corporations may qualify for the dividends-received deduction. Noncorporate taxpayers and certain corporations are not entitled to the dividends-received deduction.

     To the extent, if any, that a U.S. holder receives a distribution on common stock that would otherwise constitute a dividend for U.S. federal income tax purposes but that exceeds our current and accumulated earnings and profits, such distribution will be treated first as a non-taxable return of capital reducing the US. holder's tax basis in the common stock. Any such distributions in excess of the U.S. holder's tax basis in the common stock will be treated as capital gain.

     Sale or Exchange of Convertible Notes or Common Stock. In general, subject to the discussion under "Market Discount" below:

     - a U.S. Holder of a convertible note will recognize capital gain or loss upon the sale, redemption, retirement or other disposition of the convertible note measured by the difference between the amount of cash and the fair market value of any property received, except to the extent attributable to the payment of accrued interest, and such U.S. Holder's adjusted tax basis in the convertible note;

     - a U.S. Holder of common stock received upon conversion of a convertible note will recognize capital gain or loss upon the sale, exchange, redemption or other disposition of the common stock under rules similar to the computation of gain or loss on the disposition of the convertible notes.

     However, special rules may apply to a redemption of common stock which may result in the proceeds of the redemption being treated as a dividend. In general, the maximum tax rate for noncorporate taxpayers on long-term capital gain is 20% with respect to capital assets, including the convertible notes and common stock, but only if they have been held for more than 12 months at the time of disposition.

     Market Discount. The resale of convertible notes may be affected by the impact on a purchaser of the market discount provisions of the code. For this purpose, the market discount on a convertible note generally will be equal to the amount, if any, by which the stated redemption price at maturity of the convertible note immediately after its acquisition, other than at original issue, exceeds the U.S. holder's adjusted tax basis in the convertible note. Subject to a de minimis exception, these provisions generally require a U.S. holder who acquires a convertible note at a market discount to treat as ordinary income any gain recognized on the disposition of such convertible note to the extent of the accrued market discount on such convertible note at the time of disposition, unless the U.S. holder elects to include accrued market discount in income currently. In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the convertible note at the time of acquisition, or, at the election of the U.S. holder, under a constant yield method. A U.S. holder who acquires a convertible note at a market discount and who does not elect to include accrued market discount in income currently may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the convertible note until the convertible note is disposed of in a taxable transaction. If a U.S. holder acquires a convertible note with market discount and receives common stock upon conversion of the convertible note, the amount of accrued market discount not previously included in income with respect to the convertible note through the date of conversion will be treated as ordinary income upon the disposition of the common stock.

NON-U.S. HOLDERS

     Payments of Interest. Generally, payments of interest on the convertible notes to, or on behalf of, a non-U.S. holder will not be subject to U.S. federal withholding tax if:

     - the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock;

     - the non-U.S. Holder is not:

        - a controlled foreign corporation for U.S. federal income tax purposes that is related to us through stock ownership; or

        - a bank that received the convertible note on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

     - the non-U.S. holder provides a statement signed under penalties of perjury that includes its name and address and certifies that it is not a U.S. person in compliance with applicable requirements of the regulations or an exemption is otherwise established.

If these requirements cannot be satisfied, a non-U.S. holder will be subject to U.S. federal withholding tax at a rate of 30%, or lower treaty rate, if applicable, on interest payments on the convertible notes.

     Conversion of Convertible Notes. A non-U.S. holder generally will not be subject to U.S. federal withholding tax on the conversion of a convertible note into common stock. To the extent a non-U.S. holder receives cash in lieu of a fractional share on the conversion, such cash may give rise to gain that would be subject to the rules described below with respect to the sale or exchange of a convertible note or Common Stock. See "-- Sale or Exchange of Convertible Notes or Common Stock" below.

     Adjustment of Conversion Rate. The conversion rate of the convertible notes is subject to adjustment in certain circumstances. Any such adjustment could, in certain circumstances, give rise to a deemed distribution to non-U.S. holders of the convertible notes. In such case, the deemed distribution would be subject to the rules below regarding withholding of U.S. federal tax on dividends in respect of common stock. See "-- Distributions on Common Stock" below.

     Distributions on Common Stock. Distributions on common stock will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Dividends paid on common stock held by a non-U.S. holder will be subject to U.S. federal withholding tax at a rate of 30%, or lower treaty rate, if applicable.

     Sale or Exchange of Convertible Notes or Common Stock. In general, a non-U.S. holder will not be subject to U.S. federal withholding tax on gain recognized upon the sale or other disposition, including a redemption, of a convertible note or common stock received upon conversion thereof unless the non-U.S. holder:

     - is a nonresident alien individual who is present in the United States for 183 or more days in the taxable year in which the gain is realized and certain other conditions are satisfied, or

     - is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates.

     U.S. Estate Tax. Convertible notes owned or treated as owned by an individual who is not a citizen or resident, as specially defined for U.S. federal estate tax purposes, of the United States at the time of death (nonresident decedent) will not be included in the nonresident decedent's gross estate for U.S. federal estate tax purposes as a result of the nonresident decedent's death, provided that, at the time of death, the nonresident decedent does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock and payments with respect to such convertible notes would not have been effectively connected with the conduct of a trade or business in the United States by the nonresident decedent. Common stock owned or treated as owned by a nonresident decedent will be included in the nonresident decedent's gross estate for U.S. federal estate tax purposes as a result of the nonresident decedent's death. Subject to applicable treaty limitations, if any, a nonresident decedent's estate may be subject to U.S. federal estate tax on property included in the estate for U.S. federal estate tax purposes.

IRS REPORTING AND BACKUP WITHHOLDING

     Certain noncorporate U.S. holders may be subject to IRS reporting and backup withholding at a rate of 31% on payments of interest on the convertible notes, dividends on common stock and proceeds from the sale or other disposition of the convertible notes or common stock. Backup withholding will only be imposed where the noncorporate U.S. holder:

     - fails to furnish its taxpayer identification number (TIN), which would ordinarily be his or her social security number,

     -  furnishes an incorrect TIN,

     - is notified by the IRS that he or she has failed to properly report payments of interest or dividends, or

     - under certain circumstances, fails to certify, under penalties of perjury, that he or she has furnished a correct TIN and has not been notified by the IRS that he or she is subject to backup withholding.

We must also institute backup withholding on payments made to a U.S. holder if instructed to do so by the IRS. A failure to provide us with a correct TIN may also subject a U.S. holder to penalties imposed by the IRS.

     We will report annually to the IRS and to each non-U.S. holder any interest and dividends paid with respect to a convertible note or common stock, respectively, that is subject to U.S. federal withholding tax or that is exempt from such tax under an applicable treaty or the code. We will also report to the IRS and to each non-U.S. holder such income paid which is exempt from federal withholding tax because it is effectively connected with such non-U.S. holder's U.S. trade or business. However, a non-U.S. holder will not be subject to IRS reporting or backup withholding if the payor has received appropriate certification statements from or on behalf of the non-U.S. holder and provided that the payor does not have actual knowledge that the non-U.S. holder is a U.S. person. The payment of the proceeds from the disposition of the convertible notes or common stock to or through the U.S. office of any U.S. or foreign broker will be subject to IRS reporting and possibly backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of a convertible note or common stock to or through a non-U.S. office of a non-U.S. broker that is not a U.S. related person will not be subject to IRS reporting or backup withholding. For this purpose, a U.S. related person is:

     -  a controlled foreign corporation for U.S. federal income tax purposes,

     - a non-U.S. person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment, or for such part of the period that the broker has been in existence, is derived from the activities that are effectively connected with the conduct of a U.S. trade or business, or

     - with respect to payments made after December 31, 2000, a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons, as defined in regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a United States trade or business.

     In the case of the payment of proceeds from the disposition of convertible notes or common stock to or through a non-U.S. office of a broker that is a U.S. related person, the regulations require IRS reporting on the payment unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and the broker has no knowledge to the contrary. Backup withholding will not apply to payments made through foreign offices of a broker that is a U.S. person or a U.S. related person, absent actual knowledge that the payee is a U.S. person.

     Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a credit against such holder's U.S. federal income tax liability, if any, or will otherwise be refundable, provided that the requisite procedures are followed. Holders of the convertible notes or common stock should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

PROSPECTIVE FINAL REGULATIONS

     On October 6, 1997, new regulations were issued which modify the requirements imposed on a non-U.S. holder and certain intermediaries for establishing the recipient's status as a non-U.S. holder eligible for exemption from U.S. federal withholding tax and backup withholding described above. The new regulations generally are effective for payments made after December 31, 2000, subject to certain transition rules. In general, the new regulations do not significantly alter the substantive withholding and IRS reporting requirements, but, rather, unify current certification procedures and forms and clarify reliance standards. In addition, the new regulations impose more stringent conditions on the ability of financial intermediaries acting for a non-U.S. holder to provide certifications on behalf of the non-U.S. holder, which may include entering into an agreement with the IRS to audit certain documentation with respect to such certifications. Non-U.S. holders should consult their own tax advisors to determine the effects of the application on the new regulations on their particular circumstances.

                   WHERE YOU MAY FIND ADDITIONAL INFORMATION

     We filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act for the convertible notes in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and schedule that were filed with the registration statement or incorporated herein by reference. For further information with respect to Juniper Networks, we refer you to the registration statement and the exhibits and schedule that were filed with the registration statement or incorporated herein by reference. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement or incorporated herein by reference are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement or incorporated herein by reference. A copy of the registration statement and the exhibits and schedule that were filed with the registration statement or incorporated herein by reference may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon payment of the prescribed fee. The Securities and Exchange Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

     We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and, in accordance with the requirements of the Securities Exchange Act of 1934, we file periodic reports, proxy statements and other information with the Securities and Exchange Commission. These periodic reports, proxy statements and other information will be available for inspection and copying at the regional offices, public reference facilities and web site of the Securities and Exchange Commission referred to above.

                                 LEGAL MATTERS

     The validity of the convertible notes, and the underlying common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters will be passed upon for the underwriters by Brobeck Phleger & Harrison LLP, San Francisco, California. As of September 29, 1999, WS Investment Company 96A and WS Investment Co. 96B, each an investment partnership composed of certain current and former members of and persons associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation, in addition to certain current individual members of Wilson Sonsini Goodrich & Rosati, Professional Corporation, beneficially own an aggregate of 159,374 shares of our common stock. Since that time the shares held by those partnerships have been distributed to the individual partners and some of the shares have been sold in open market transactions.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                                  UNDERWRITING

     Juniper Networks and the underwriters for the offering named below have entered into an underwriting agreement with respect to the convertible notes being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of convertible notes indicated in the following table.


                                                                Principal Amount of
                        Underwriters                             Convertible Notes
                        ------------                            -------------------
Goldman, Sachs & Co.........................................       $
Credit Suisse First Boston Corporation......................
FleetBoston Robertson Stephens Inc..........................
Dain Rauscher Incorporated..................................
SG Cowen Securities Corporation.............................
Warburg Dillon Read LLC.....................................
                                                                   ------------
     Total..................................................       $850,000,000
                                                                   ============


                            ------------------------


     If the underwriters sell more convertible notes than the total principal amount set forth in the table above, the underwriters have an option to buy up to an additional $127,500,000 principal amount of convertible notes from Juniper Networks to cover such sales. They may exercise that option for 30 days. If any convertible notes are purchased pursuant to this option, the underwriters will severally purchase convertible notes in approximately the same proportion as set forth in the table above.


     The following table shows the per convertible note and total underwriting discounts and commissions to be paid to the underwriters by Juniper Networks. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional convertible notes.

                                                                    Paid by the Company
                                                                ----------------------------
                                                                No Exercise    Full Exercise
                                                                -----------    -------------
Per Convertible Note........................................            %               %
Total.......................................................     $               $

     Convertible notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any convertible notes sold by the underwriters to securities dealers
may be sold at a discount from the initial public offering price of up to      %
of the principal amount of the convertible notes. Any such securities dealers may resell any convertible notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of
up to      % of the principal amount of the convertible notes. If all the convertible notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

     Juniper Networks, the officers and the directors have agreed with the underwriters not to dispose of or hedge any of its shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the underwriters, subject to certain exceptions.

     The convertible notes are a new issue of securities with no established trading market. Juniper Networks has been advised by the underwriters that the underwriters intend to make a market in the convertible notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the convertible notes.

     In connection with the offering, the underwriters may purchase and sell convertible notes and common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater principal amount of convertible notes than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the convertible notes or the common stock while the offering is in progress.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased convertible notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the convertible notes and the common stock. As a result, the price of the convertible notes or the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.


     Juniper Networks estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1,000,000. The underwriters have agreed to reimburse the Company for certain expenses.


     Juniper Networks has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

                             JUNIPER NETWORKS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Ernst & Young LLP, Independent Auditors...........  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations.......................  F-4
Consolidated Statement of Stockholders' Equity..............  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Juniper Networks, Inc.

     We have audited the accompanying consolidated balance sheets of Juniper Networks, Inc. as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Juniper Networks, Inc. at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          /s/ Ernst & Young LLP

Palo Alto, California
January 17, 2000

                             JUNIPER NETWORKS, INC.

                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                    DECEMBER 31,
                                                                --------------------
                                                                  1999        1998
                                                                --------    --------
ASSETS
Current assets:
  Cash and cash equivalents.................................    $158,043    $ 20,098
  Short-term investments....................................     187,915          --
  Accounts receivable, net of allowance for doubtful
     accounts of $632 in 1999 (none in 1998)(1).............      23,950       8,056
  Prepaid expenses and other current assets.................       7,925         680
                                                                --------    --------
Total current assets........................................     377,833      28,834
Property and equipment, net.................................      12,416       7,702
Long-term investments.......................................      97,201          --
Intangibles and other long-term assets......................      25,928         135
                                                                --------    --------
Total assets................................................    $513,378    $ 36,671
                                                                ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................    $ 15,368    $  4,245
  Accrued warranty..........................................       9,641         684
  Accrued compensation and related liabilities..............       5,371       1,114
  Other accrued liabilities.................................       6,013         500
  Deferred revenue..........................................      19,270       5,639
  Current obligations under capital leases..................          --       2,220
                                                                --------    --------
Total current liabilities...................................      55,663      14,402
Long-term liabilities.......................................          --       5,204
Commitments
Stockholders' equity:
  Convertible preferred stock, $0.00001 par value, issuable
     in series: 10,000 and 10,859 shares authorized at
     December 31, 1999 and 1998; none and 10,717 shares
     issued and outstanding at December 31, 1999 and 1998...          --          --
  Common stock, $0.00001 par value, 200,000 shares
     authorized; 155,939 and 61,732 shares issued and
     outstanding at December 31, 1999 and 1998..............           2           1
  Additional paid-in capital................................     513,696      65,350
  Deferred stock compensation...............................      (3,001)     (5,153)
  Accumulated other comprehensive loss......................        (815)         --
  Accumulated deficit.......................................     (52,167)    (43,133)
                                                                --------    --------
Stockholders' equity........................................     457,715      17,065
                                                                --------    --------
Total liabilities and stockholders' equity..................    $513,378    $ 36,671
                                                                ========    ========

---------------

(1) Includes $632 due from Ericsson Business Networks AB, a related party, as of December 31, 1999.

                            See accompanying notes.

                             JUNIPER NETWORKS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                          --------------------------------
                                                            1999        1998        1997
                                                          --------    --------    --------
Net revenues(1).......................................    $102,606    $  3,807    $     --
Cost of revenues......................................      45,272       4,416          --
                                                          --------    --------    --------
Gross profit (loss)...................................      57,334        (609)         --
Operating expenses:
  Research and development............................      41,502      23,987       9,406
  Sales and marketing.................................      20,931       4,216       1,149
  General and administrative..........................       5,235       2,223       1,043
  Amortization of goodwill and purchased intangibles
     and deferred stock compensation..................       4,286       1,235          --
                                                          --------    --------    --------
     Total operating expenses.........................      71,954      31,661      11,598
                                                          --------    --------    --------
Operating loss........................................     (14,620)    (32,270)    (11,598)
Interest income, net..................................       8,011       1,301       1,235
                                                          --------    --------    --------
Loss before income taxes..............................      (6,609)    (30,969)    (10,363)
Provision for income taxes............................       2,425           2          --
                                                          --------    --------    --------
Net loss..............................................    $ (9,034)   $(30,971)   $(10,363)
                                                          ========    ========    ========
Basic and diluted net loss per share..................    $  (0.10)   $  (0.80)   $  (0.40)
                                                          ========    ========    ========
Shares used in computing basic and diluted net loss
  per share...........................................      94,661      38,871      25,773
                                                          ========    ========    ========
Pro forma basic and diluted net loss per share
  (unaudited).........................................    $  (0.07)   $  (0.28)
                                                          ========    ========
Shares used in computing pro forma basic and diluted
  net loss per share (unaudited)......................     131,480     111,210
                                                          ========    ========

---------------

(1) Includes $5.5 million in revenue from Ericsson Business Networks AB, a related party, for the year ended December 31, 1999.

                            See accompanying notes.

                             JUNIPER NETWORKS, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                        CONVERTIBLE                                                      ACCUMULATED
                                      PREFERRED STOCK      COMMON STOCK     ADDITIONAL     DEFERRED         OTHER
                                      ----------------   ----------------    PAID-IN        STOCK       COMPREHENSIVE   ACCUMULATED
                                      SHARES    AMOUNT   SHARES    AMOUNT    CAPITAL     COMPENSATION       LOSS          DEFICIT
                                      -------   ------   -------   ------   ----------   ------------   -------------   -----------
Balance at December 31, 1996........    5,566     $--     47,683     $--     $ 11,527      $    --          $  --        $ (1,799)
 Issuance of warrants to purchase
   Series B preferred stock.........       --     --          --     --             1           --             --              --
 Issuance of Series C preferred
   stock to investors...............    5,151     --          --     --        45,953           --             --              --
 Issuance of warrants to purchase
   Series C preferred stock.........       --     --          --     --             3           --             --              --
 Issuance of common stock, net of
   repurchases......................       --     --       9,681     --           375           --             --              --
 Compensation expense related to
   stock options....................       --     --          --     --           351           --             --              --
 Net loss...........................       --     --          --     --            --           --             --         (10,363)
                                      -------     --     -------     --      --------      -------          -----        --------
Balance at December 31, 1997........   10,717     --      57,364     --        58,210           --             --         (12,162)
 Exercise of stock options by
   employees, net of repurchases....       --     --       4,368      1           752           --             --              --
 Deferred stock compensation........       --     --          --     --         6,388       (6,388)            --              --
 Amortization of deferred stock
   compensation.....................       --     --          --     --            --        1,235             --              --
 Net loss...........................       --     --          --     --            --           --             --         (30,971)
                                      -------     --     -------     --      --------      -------          -----        --------
Balance at December 31, 1998........   10,717     --      61,732      1        65,350       (5,153)            --         (43,133)
 Issuance of Series D and D-1
   preferred stock to investors.....    3,080     --          --     --        33,948           --             --              --
 Conversion of preferred stock to
   common stock.....................  (13,797)    --      76,794     --            --           --             --              --
 Issuance of common stock, net of
   issuance costs of $1,885.........       --     --      11,613      1       389,454           --             --              --
 Exercise of common stock
   warrants.........................       --     --         779     --            --           --             --              --
 Exercise of stock options by
   employees, net of repurchases....       --     --       4,888     --         6,870           --             --              --
 Issuance of common stock and
   options in connection with the
   acquisition of intellectual
   property and other intangibles...       --     --         133     --        16,960           --             --              --
 Deferred stock compensation........       --     --          --     --         1,114       (1,114)            --              --
 Amortization of deferred stock
   compensation.....................       --     --          --     --            --        3,266             --              --
 Other comprehensive loss:
   Change in unrealized loss on
     available-for-sale
     securities.....................       --     --          --     --            --           --           (815)             --
   Net loss.........................       --     --          --     --            --           --             --          (9,034)
 Comprehensive loss.................       --     --          --     --            --           --             --              --
                                      -------     --     -------     --      --------      -------          -----        --------
Balance at December 31, 1999........       --     $--    155,939     $2      $513,696      $(3,001)         $(815)       $(52,167)
                                      =======     ==     =======     ==      ========      =======          =====        ========


                                          TOTAL
                                      STOCKHOLDERS'
                                         EQUITY
                                      -------------
Balance at December 31, 1996........    $  9,728
 Issuance of warrants to purchase
   Series B preferred stock.........           1
 Issuance of Series C preferred
   stock to investors...............      45,953
 Issuance of warrants to purchase
   Series C preferred stock.........           3
 Issuance of common stock, net of
   repurchases......................         375
 Compensation expense related to
   stock options....................         351
 Net loss...........................     (10,363)
                                        --------
Balance at December 31, 1997........      46,048
 Exercise of stock options by
   employees, net of repurchases....         753
 Deferred stock compensation........          --
 Amortization of deferred stock
   compensation.....................       1,235
 Net loss...........................     (30,971)
                                        --------
Balance at December 31, 1998........      17,065
 Issuance of Series D and D-1
   preferred stock to investors.....      33,948
 Conversion of preferred stock to
   common stock.....................          --
 Issuance of common stock, net of
   issuance costs of $1,885.........     389,455
 Exercise of common stock
   warrants.........................          --
 Exercise of stock options by
   employees, net of repurchases....       6,870
 Issuance of common stock and
   options in connection with the
   acquisition of intellectual
   property and other intangibles...      16,960
 Deferred stock compensation........          --
 Amortization of deferred stock
   compensation.....................       3,266
 Other comprehensive loss:
   Change in unrealized loss on
     available-for-sale
     securities.....................        (815)
   Net loss.........................      (9,034)
                                        --------
 Comprehensive loss.................      (9,849)
                                        --------
Balance at December 31, 1999........    $457,715
                                        ========

                            See accompanying notes.

                             JUNIPER NETWORKS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                          YEAR ENDED
                                                                         DECEMBER 31,
                                                              -----------------------------------
                                                                1999         1998         1997
                                                              ---------    ---------    ---------
OPERATING ACTIVITIES:
Net loss....................................................  $  (9,034)   $ (30,971)   $ (10,363)
Adjustments to reconcile net loss to net cash from operating activities:
  Depreciation and amortization.............................      5,306        2,171          712
  Amortization of goodwill and purchased intangibles,
    prepaid maintenance contracts and deferred stock
    compensation............................................      4,933        1,602          589
  Loss on disposal of property and equipment................         --           --           59
  Issuance of stock for consulting services.................         --           30           21
  Issuance of warrants in connection with certain leasing
    arrangements............................................         --           --           14
  Changes in operating assets and liabilities:
    Accounts receivable.....................................    (15,894)      (8,056)          --
    Prepaid expenses and other current assets...............     (7,892)        (504)        (699)
    Other long-term assets..................................       (398)         (10)        (104)
    Accounts payable and other current liabilities..........     16,593        4,084          489
    Accrued warranty........................................      8,957          684           --
    Accrued milestone payment...............................         --         (423)         423
    Accrued compensation and related liabilities............      4,257          869          245
    Deferred revenue........................................     13,631        5,639           --
    Other long-term liabilities.............................         --           43           --
                                                              ---------    ---------    ---------
Net cash provided by (used in) operating activities.........     20,459      (24,842)      (8,614)

INVESTING ACTIVITIES:
Purchases of property and equipment, net....................    (10,020)      (6,531)      (3,110)
Purchases of available-for-sale investments.................   (324,437)      (3,501)     (20,715)
Maturities of available-for-sale investments................     38,506       19,286       10,800
Minority equity investments.................................     (8,000)          --           --
Acquisition of intellectual property and other
  intangibles...............................................     (1,456)          --           --
                                                              ---------    ---------    ---------
Net cash provided by (used in) investing activities.........   (305,407)       9,254      (13,025)

FINANCING ACTIVITIES:
Proceeds from sale-leaseback liabilities....................         --        5,705        2,603
Payments on lease obligations...............................     (7,381)      (1,157)        (439)
Proceeds from issuance of preferred stock...................     33,948           --       45,953
Proceeds from issuance of common stock......................    396,326          696          366
                                                              ---------    ---------    ---------
Net cash provided by financing activities...................    422,893        5,244       48,483
                                                              ---------    ---------    ---------
Net increase (decrease) in cash and cash equivalents........    137,945      (10,344)      26,844
Cash and cash equivalents at beginning of period............     20,098       30,442        3,598
                                                              ---------    ---------    ---------
Cash and cash equivalents at end of period..................  $ 158,043    $  20,098    $  30,442
                                                              =========    =========    =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest......................................  $     477    $     592    $     210
                                                              =========    =========    =========
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING
  ACTIVITIES:
Acquisition of property and equipment under capital lease...  $      --    $   5,692    $   2,243
                                                              =========    =========    =========
Deferred stock compensation.................................  $   1,114    $   6,388    $      --
                                                              =========    =========    =========
Common stock issued in connection with the acquisition of
  intellectual property and other intangibles...............  $  16,960    $      --    $      --
                                                              =========    =========    =========

                            See accompanying notes.

                             JUNIPER NETWORKS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

     Juniper Networks, Inc. ("Juniper Networks") was incorporated in the state of California on February 2, 1996. Juniper Networks was reincorporated in the state of Delaware effective as of March 15, 1998. Juniper Networks was established for the purpose of providing Internet infrastructure solutions to Internet service providers and other telecommunication service providers. Juniper Networks develops next generation Internet backbone routers.

     From inception, in February 1996, through September 1998, Juniper Networks' operating activities were primarily devoted to increasing research and development capabilities, designing ASICs, developing software, developing and testing the M40 and other products, staffing the administrative, marketing and sales organizations and establishing strategic relationships. Accordingly, Juniper Networks was classified as a development stage company through that date. Juniper Networks commenced product shipments in October 1998 and therefore emerged from the development stage.

BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of Juniper Networks and its wholly-owned subsidiaries. All significant inter-company balances and transactions have been eliminated.

USE OF ESTIMATES

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

RECLASSIFICATIONS

     Certain reclassifications, none of which affected operating or net loss, have been made to prior year amounts to conform to the current year presentation.

CASH, CASH EQUIVALENTS, SHORT-TERM AND LONG-TERM INVESTMENTS

     Juniper Networks considers all highly liquid investment securities with maturities from date of purchase of 90 days or less to be cash equivalents. Short-term and long-term investments consist of debt securities with original maturities between three months and three years.

     Management determines the appropriate classification of debt and equity securities at the time of purchase and evaluates such designation as of each balance sheet date. To date, all marketable debt securities have been classified as available-for-sale and are carried at fair value with unrealized gains and losses, if any, included in stockholders' equity. Realized gains and losses and declines in value of securities judged to be other than temporary are included in interest income and have not been significant to date. Interest and dividends on all securities are included in interest income.

CONCENTRATIONS

     Financial instruments that potentially subject Juniper Networks to concentrations of credit risk consist principally of investments in debt securities and trade receivables. Management believes the financial risks associated with these financial instruments are minimal. Juniper Networks maintains its cash, cash equivalents and investments with high quality financial institutions. Juniper Networks performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable.

     Juniper Networks' revenues to date have been derived for the sale of one product, the M40. For the year ended December 31, 1999, two customers, A and C, accounted for 32% and 26% of Juniper Networks' net revenues. For the year ended December 31, 1998, two customers, A and B, accounted for 78% and 22% of Juniper Networks' net revenues. For the year ended December 31, 1999, export sales to Europe and Asia accounted for a total of 21.9% of net revenues.

     Juniper Networks purchases certain custom semiconductor chips from a sole supplier. Additionally, Juniper Networks relies on one hardware manufacturer for the production of its product. The inability of the supplier or manufacturer to fulfill supply requirements of Juniper Networks could negatively impact future results.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of Juniper Networks' short-term and long-term investments is based on quoted market prices.

     The fair value of short-term and long-term capital lease obligations is estimated based on current interest rates available to Juniper Networks for debt instruments with similar terms, degrees of risk, and remaining maturities. The carrying values of these obligations approximate their respective fair values as of December 31, 1998.

PROPERTY AND EQUIPMENT

     Property and equipment, including equipment leased under capital leases, are recorded at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the lesser of the estimated useful life, generally three to five years, or the lease term of the respective assets.

INTANGIBLES AND OTHER ASSETS

     Intangibles and other assets include equity investments made in privately held companies in which Juniper Networks has less than a 20% equity ownership interest and over which Juniper Networks has no ability to exercise significant influence. Such investments are accounted for on the cost basis and are reviewed for impairment indicators. Through December 31, 1999, no impairment indicators have been identified and no write-downs of the cost basis of these investments has been made. Also included in intangibles and other assets is goodwill and other intangibles as a result of the November 1999 acquisition of intellectual property and other intangible assets. The goodwill and other intangibles are being amortized over a three-year period.

REVENUE RECOGNITION

     Juniper Networks generally recognizes product revenue at the time of shipment, assuming that collectibility is probable, unless Juniper Networks has future obligations for network interoperability or has to obtain customer acceptance, in which case revenue is deferred until these obligations are met. Revenue from service obligations is deferred and recognized on a straight-line basis over the contractual period. Amounts billed in excess of revenue recognized are included as deferred revenue and accounts receivable in the accompanying consolidated balance sheets.

WARRANTY RESERVES

     Juniper Networks' product generally carries a one-year warranty that includes factory repair services as needed for replacement of parts. Estimated expenses for warranty obligations are accrued as revenue is recognized.

RESEARCH AND DEVELOPMENT

     Costs to develop Juniper Networks' products are expensed as incurred in accordance with the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 2, "Accounting for Research and Development Costs," which establishes accounting and reporting standards for research and development.

     Juniper Networks adopted SOP 98-1 "Accounting for Costs of Computer Software Developed or Obtained for Internal Use" during 1999, which requires that all costs related to the development of internal use software be expensed as incurred, other than those incurred during the application development stage. Costs incurred during the application development stage were insignificant for all periods presented.

STOCK-BASED COMPENSATION

     Juniper Networks accounts for its stock options and equity awards in accordance with the provisions of the Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and has elected to follow the "disclosure only" alternative prescribed by Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123).

STOCK SPLITS

     Juniper Networks effected a three-for-two stock split of its common stock on June 27, 1997 and October 2, 1998 and a three-for-one stock split in the form of a 200% common stock dividend paid on January 14, 2000. All share and per share amounts have been adjusted to reflect the splits.

NET LOSS PER SHARE

     Basic net loss per share and diluted net loss per share are presented in conformity with Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (FAS 128), for all periods presented. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 98, common stock and convertible preferred stock issued or granted for nominal consideration prior to the anticipated effective date of the initial public offering must be included in the calculation of basic and diluted net loss per common share as if they had been outstanding for all periods presented. To date, Juniper Networks has not had any issuances or grants for nominal consideration.

     In accordance with FAS 128, basic and diluted net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period, less the weighted-average number of shares of common stock issued to founders, investors and employees that are subject to repurchase (see
Note 5). Basic and diluted pro forma net loss per share, as presented in the consolidated statements of operations, has been computed as described above and also gives effect, under Securities and Exchange Commission guidance, to the conversion of the convertible preferred stock (using the if-converted method) from the original date of issuance, using the initial public offering price of $11.33 per share to calculate the conversion ratio for Series D-1 convertible preferred stock.

     The following table presents the calculation of basic and diluted and pro forma basic and diluted net loss per share(in thousands, except per share amounts):

                                                            1999        1998        1997
                                                          --------    --------    --------
Net loss..............................................    $ (9,034)   $(30,971)   $(10,363)
                                                          --------    --------    --------
BASIC AND DILUTED:
  Weighted-average shares of common stock
     outstanding......................................     109,652      59,073      55,869
  Less: weighted-average shares subject to
     repurchase.......................................     (14,991)    (20,202)    (30,096)
                                                          --------    --------    --------
  Weighted-average shares used in computing basic and
     diluted net loss per share.......................      94,661      38,871      25,773
                                                          ========    ========    ========
  Basic and diluted net loss per share................    $  (0.10)   $  (0.80)   $  (0.40)
                                                          ========    ========    ========
PRO FORMA:
  Net loss............................................    $ (9,034)   $(30,971)
                                                          ========    ========
  Shares used above...................................      94,661      38,871
  Pro forma adjustment to reflect weighted effect of
     assumed conversion of convertible preferred
     stock............................................      36,819      72,339
                                                          --------    --------
  Shares used in computing pro forma basic and diluted
     net loss per common share (unaudited)............     131,480     111,210
                                                          ========    ========
  Pro forma basic and diluted net loss per common
     share (unaudited)................................    $  (0.07)   $  (0.28)
                                                          ========    ========

     Juniper Networks has excluded all convertible preferred stock, warrants for convertible preferred stock, outstanding stock options and shares subject to repurchase from the calculation of diluted loss per share because all such securities are antidilutive for all periods presented. The total number of shares excluded from the calculations of diluted net loss per share were 68,288,000, 101,769,000 and 86,811,000 for the years ended December 31, 1999,
1998 and 1997, respectively.

SEGMENT INFORMATION

     Juniper Networks has adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information" (FAS 131). Juniper Networks operates solely in one segment, the development and marketing of Internet infrastructure equipment, and therefore there is no impact to Juniper Networks' consolidated financial statements due to the adoption of FAS 131.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). FAS 133, as amended, establishes methods for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Juniper Networks is required to adopt FAS 133 effective January 1, 2001. Because Juniper Networks currently does not hold any derivative instruments and does not engage in hedging activities, Juniper Networks does not currently believe that the adoption of FAS 133, as amended, will have a significant impact on its financial position or results of operations.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (SAB 101). SAB 101 summarizes certain areas of the Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. Juniper Networks believes that its current revenue recognition principles comply with SAB 101.

2.  CASH EQUIVALENTS, SHORT-TERM AND LONG-TERM INVESTMENTS

     Cash equivalents, short-term and long-term investments consist of the following (in thousands):

                                                                DECEMBER 31, 1999
                                                 ------------------------------------------------
                                                               GROSS        GROSS
                                                 AMORTIZED   UNREALIZED   UNREALIZED   ESTIMATED
                                                   COST        GAINS        LOSSES     FAIR VALUE
                                                 ---------   ----------   ----------   ----------
Money market funds............................   $ 56,034     $     --     $     --     $ 56,034
Commercial paper..............................     79,862           --           --       79,862
Certificates of deposit.......................         66           --           --           66
Government securities.........................    135,325            5         (181)     135,149
Corporate debt securities.....................    151,829           12         (651)     151,190
Asset-backed securities.......................      8,000           --           --        8,000
                                                 --------     --------     --------     --------
                                                 $431,116     $     17     $   (832)    $430,301
                                                 ========     ========     ========     ========
Included in cash and cash equivalents.........   $145,179     $      6     $     --     $145,185
Included in short-term investments............    188,170           11         (266)     187,915
Included in long-term investments.............     97,767           --         (566)      97,201
                                                 --------     --------     --------     --------
                                                 $431,116     $     17     $   (832)    $430,301
                                                 ========     ========     ========     ========
Due within one year...........................   $333,349     $     17     $   (266)    $333,100
Due between one year and two years............     94,500           --         (537)      93,963
Due between two years and three years.........      3,267           --          (29)       3,238
                                                 --------     --------     --------     --------
                                                 $431,116     $     17     $   (832)    $430,301
                                                 ========     ========     ========     ========

                                                                DECEMBER 31, 1998
                                                 ------------------------------------------------
                                                               GROSS        GROSS
                                                 AMORTIZED   UNREALIZED   UNREALIZED   ESTIMATED
                                                   COST        GAINS        LOSSES     FAIR VALUE
                                                 ---------   ----------   ----------   ----------
Money market funds............................   $  3,037     $     --     $     --     $  3,037
Commercial paper..............................     16,520           --           --       16,520
                                                 --------     --------     --------     --------
                                                 $ 19,557     $     --     $     --     $ 19,557
                                                 ========     ========     ========     ========
Included in cash and cash equivalents.........   $ 19,557     $     --     $     --     $ 19,557
                                                 ========     ========     ========     ========

3.  PROPERTY AND EQUIPMENT, NET

     Property and equipment consist of the following (in thousands):

                                                                  DECEMBER 31,
                                                                -----------------
                                                                 1999       1998
                                                                -------    ------
Computers and equipment.....................................    $14,953    $7,435
Purchased software..........................................      4,252     2,540
Furniture and fixtures......................................      1,383       594
                                                                -------    ------
Total.......................................................     20,588    10,569
Less accumulated depreciation and lease amortization........     (8,172)   (2,867)
                                                                -------    ------
Property and equipment , net................................    $12,416    $7,702
                                                                =======    ======

4.  CAPITAL LEASE OBLIGATIONS

     Juniper Networks enters into various capital leases, including sale and leaseback transactions, to finance purchases of property and equipment. As of December 31, 1998, under various lease lines of credit, Juniper Networks had $1,891,000 available for future purchases of property and equipment that expired on June 30, 1999. Under the terms of certain lease agreements, warrants to purchase the Company's preferred stock were granted as described in Note 5. Capitalized costs of $8,470,000, and accumulated amortization of $905,000 are included in property and equipment at December 31, 1998. During the year ending December 31, 1999, Juniper Networks paid off all of the then outstanding capital lease balances.

5.  STOCKHOLDERS' EQUITY

CONVERTIBLE PREFERRED STOCK

                                                                        SHARES ISSUED
                                                                      AND OUTSTANDING AT
                                                       SHARES            DECEMBER 31,
                                                     INITIALLY     ------------------------
                                                     AUTHORIZED       1999          1998
                                                     ----------    ----------    ----------
Series A.........................................     1,743,751            --     1,743,751
Series B.........................................     3,915,308            --     3,821,975
Series C.........................................     5,200,000            --     5,151,178
Series D.........................................       600,000            --            --
Series D-1.......................................     2,580,000            --            --
                                                     ----------    ----------    ----------
Total preferred stock............................    14,039,059            --    10,716,904
                                                     ==========    ==========    ==========

     All outstanding shares of Juniper Networks' convertible preferred stock automatically converted into 76,794,000 shares of Common Stock upon completion of Juniper Networks' initial public offering. As of December 31, 1999, 10,000,000 shares of convertible preferred stock remain authorized and available for issuance.

WARRANTS

     Juniper Networks periodically grants warrants in connection with certain lease arrangements. Juniper Networks had the following warrants to purchase shares of preferred stock outstanding at December 31, 1998:

                             EXERCISE
                               PRICE                       EXPIRATION OF    NUMBER OF SHARES
PREFERRED STOCK SERIES       PER SHARE     DATE ISSUED       WARRANTS       (PREFERRED STOCK)
----------------------       ---------    -------------    -------------    -----------------
Series B.................      $2.40      December 1996    December 2003          83,333
Series B.................       2.40          June 1997    December 2003          10,000
Series C.................       8.93          June 1997    December 2003          23,516
                                                                                 -------
     Total..............................................................         116,849
                                                                                 =======

     During the year ended December 31, 1999, all warrants were exercised for a total of approximately 779,000 shares of Common Stock. All of the warrants were exercisable immediately. The fair value of the warrants was amortized as interest expense in accordance with the lease payments.

COMMON STOCK

     Juniper Networks is authorized to issue up to 200,000,000 shares of its common stock. At December 31, 1999 and 1998, 155,938,599 and 61,731,984 shares were issued and outstanding. Prior to the adoption of the 1996 Stock Option Plan, Juniper Networks issued shares of common stock to founders, investors, and employees. The shares issued to investors were fully vested upon purchase. Generally, shares issued to founders and employees were sold pursuant to restricted stock purchase agreements containing provisions established by the Board of Directors. These provisions give Juniper Networks the right to repurchase the shares at the original sales price. This right expires at the rate of 25% after one year and 2.0833% per month thereafter. At December 31, 1999 and 1998, 840,001 and 4,148,439 of these shares, issued outside of the 1996 Stock Option Plan, remained subject to repurchase.

STOCK OPTION PLAN

     Juniper Networks' 1996 Stock Option Plan (the Plan) provides for the granting of incentive stock options to employees and nonstatutory stock options to employees, directors and consultants. Incentive stock options are granted at an exercise price of not less than the fair value per share of the common stock on the date of grant. Nonstatutory stock options may be granted at an exercise price of not less than 85% of the fair value per share on the date of grant; however, no statutory stock options have been granted for less than fair market value on the date of grant. Vesting and exercise provisions are determined by the Board of Directors. Options granted under the Plan generally become exercisable over a four-year period beginning on the date of grant. Options granted under the Plan have a maximum term of ten years. Options granted to consultants are in consideration for the fair value of services previously rendered, are not contingent upon future events and are expensed in the period of grant. Juniper Networks has authorized 57,562,500 shares of common stock for issuance under the Plan. At December 31, 1999, 1,896,356 shares were available for future option grants or stock sales under the Plan.

     Option activity under the Plan is summarized as follows:

                                                                    OUTSTANDING OPTIONS
                                                               ------------------------------
                                                                 NUMBER      WEIGHTED-AVERAGE
                                                               OF SHARES      EXERCISE PRICE
                                                               ----------    ----------------
Options granted............................................     5,393,250         $ 0.07
                                                               ----------
Balance at December 31, 1997...............................     5,393,250           0.07
Options granted............................................    10,537,440           0.62
Options exercised..........................................    (4,521,948)          0.16
Options canceled...........................................      (365,028)          0.09
                                                               ----------
Balance at December 31, 1998...............................    11,043,714           0.56
Options granted............................................    16,837,006          33.76
Options exercised..........................................    (4,935,090)          1.13
Options canceled...........................................      (476,465)          7.78
                                                               ----------
Balance at December 31, 1999...............................    22,469,165          25.11
                                                               ==========

     The Plan also provides for the sale of shares of common stock to employees and consultants at the fair value per share of the common stock. Shares issued to consultants are for the fair value of services previously rendered and are not contingent upon future events. Shares sold to employees are made pursuant to restricted stock purchase agreements containing provisions established by the Board of Directors. These provisions give Juniper Networks the right to repurchase the shares at the original sales price. This right expires at a rate determined by the Board of Directors, generally at the rate of 25% after one year and 2.0833% per month thereafter.

     During the year ended December 31, 1997 and the period from inception (February 2, 1996) to December 31, 1996, Juniper Networks issued 10,717,299 and 14,522,652 shares under the Plan. No shares were issued under the Plan in the years ended December 31, 1999 and 1998. At December 31, 1999 and 1998, 9,158,052 and 14,055,312 shares were subject to repurchase rights under the Plan. At December 31, 1999 and 1998, 1,266,509 and 1,189,275 shares, respectively, had been repurchased under the Plan.

     The following schedule summarizes information about stock options outstanding as of December 31, 1999:

                                  OPTIONS OUTSTANDING                         OPTIONS EXERCISABLE
                  ----------------------------------------------------   ------------------------------
                                 WEIGHTED-AVERAGE
   RANGE OF         NUMBER           REMAINING        WEIGHTED-AVERAGE     NUMBER      WEIGHTED-AVERAGE
EXERCISE PRICES   OUTSTANDING    CONTRACTUAL LIFE      EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
---------------   -----------   -------------------   ----------------   -----------   ----------------
$ 0.04-$  0.56     4,648,857           8.22                $ 0.29         1,177,599         $ 0.24
$ 0.64-$  4.67     5,294,415           9.01                $ 2.88           353,777         $ 1.77
$ 7.00-$  9.33     4,715,349           9.39                $ 7.61             4,125         $ 7.00
$21.44-$ 60.71     6,666,345           9.76                $60.44            31,095         $21.44
$63.63-$112.57     1,144,199           9.89                $89.60                --         $   --
                  ----------                                              ---------
$ 0.04-$112.57    22,469,165           9.19                $25.11         1,566,596         $ 1.03
                  ==========                                              =========

     As of December 31, 1998, 325,608 options are exercisable at an average exercise price of $0.05, and as of December 31, 1997, 79,980 options are exercisable at an average price of $0.01.

     During the year ended December 31, 1998 and the three months ended March 31, 1999, in connection with the grant of certain stock options to employees, Juniper Networks recorded deferred stock compensation of $6,388,000 and $1,114,000 representing the difference between the exercise price and the deemed fair value of Juniper Networks' common stock on the date such stock options were granted. Such amount is included as a reduction of stockholders' equity and is being amortized by charges to operations on a graded vesting method. Juniper Networks recorded amortization of deferred stock compensation expense of $3,266,000 and $1,235,000 for the years ended December 31, 1999 and 1998. At December 31, 1999 and 1998, Juniper Networks had a total of $3,001,000 and $5,153,000 remaining to be amortized over the corresponding vesting period of each respective option, generally four years. The amortization expense relates to options awarded to employees in all operating expense categories. This amount has not been separately allocated to these categories.

EMPLOYEE STOCK PURCHASE PLAN

     In April 1999, the Board of Directors approved the adoption of Juniper Networks' 1999 Employee Stock Purchase Plan (the Purchase Plan). A total of 1,500,000 shares of common stock have been reserved for issuance under the 1999 Purchase Plan, plus, commencing on January 1, 2000, annual increases equal to the lesser of 1,500,000 shares, or 1% of the outstanding common shares on such date or a lesser amount determined by the Board of Directors. The 1999 Purchase Plan permits eligible employees to acquire shares of Juniper Networks' common stock through periodic payroll deductions of up to 10% of base compensation. No more than 3,000 shares may be purchased by each employee in any twelve month period, and in no event, may an employee purchase more than $25,000 worth of stock, determined at the fair market value of the shares at the time such option is granted, in one calendar year. The Purchase Plan will be implemented in a series of offering periods, each six months in duration; provided, however, that the first offering period will be approximately thirteen months in duration, ending on the last trading day on or before July 31, 2000. The price at which the common stock may be purchased is 85% of the lesser of the fair market value of Juniper Networks' common stock on the first day of the applicable offering period or on the last day of the respective offering period.

STOCK-BASED COMPENSATION

     The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock-based compensation plans. Because the exercise price of Juniper Networks' employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense was recognized.

     Pro forma information regarding net loss has been determined as if Juniper Networks had accounted for its employee stock options under the fair value method prescribed by FAS 123. The resulting effect on pro forma net loss disclosed is not likely to be representative of the effects on net income/(loss) on a pro forma basis in future years, due to subsequent years including additional grants and years of vesting.

     The fair value of each option granted through December 31, 1999 was estimated on the date of grant using the minimum value (before the Company went public) or the Black-Scholes method. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility. Because Juniper Networks' stock-based awards have characteristics significantly different from those in traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards. The fair value of Juniper Networks' stock-based awards was estimated using the following weighted-average assumptions:

                                                                YEAR ENDED DECEMBER 31,
                                                          -----------------------------------
                                                            1999         1998         1997
                                                          ---------    ---------    ---------
    Dividend yield....................................       --           --           --
    Volatility factor.................................       80%          --           --
    Risk-free interest rate...........................      5.49%        5.23%        6.20%
    Expected life.....................................    3.0 years    4.5 years    4.5 years
    Weighted-average fair value of options granted in
      the period......................................     $17.97        $0.37        $0.03

     For purposes of pro forma disclosures, the estimated fair value of options is amortized to pro forma expense over the options' vesting period. Pro forma information follows (in thousands, except per share amounts):

                                                              YEAR ENDED DECEMBER 31,
                                                          --------------------------------
                                                            1999        1998        1997
                                                          --------    --------    --------
    Net loss:
      As reported.....................................    $ (9,034)   $(30,971)   $(10,363)
      Pro forma.......................................     (43,488)    (31,143)    (10,403)
    Basic and diluted net loss per share:
      As reported.....................................       (0.10)      (0.80)      (0.40)
      Pro forma.......................................       (0.46)      (0.80)      (0.40)

COMMON STOCK RESERVED FOR FUTURE ISSUANCE

     The Company has reserved 25,865,521 shares of common stock for future issuance under its 1996 Stock Option Plan and 1999 Employee Stock Purchase Plan.

6.  401(K) PLAN

     Juniper Networks maintains a savings and retirement plan qualified under
Section 401(k) of the Internal Revenue Code of 1986, as amended. All employees are eligible to participate on their first day of employment with Juniper Networks. Under the plan, employees may contribute up to 20% of their pretax salaries per year but not more than the statutory limits. Juniper Networks does not contribute to the plan.

7.  COMMITMENTS

     Juniper Networks leases its facilities under operating leases that expire in 2012. Rental expense for the years ended December 31, 1999, 1998 and 1997, were approximately $1,847,000, $937,000 and $529,000, respectively.

     Future minimum payments under the noncancellable operating leases consist of the following (in thousands):

                                                              DECEMBER 31,
                                                                  1999
                                                              ------------
2000........................................................    $ 3,892
2001........................................................      5,401
2002........................................................      4,660
2003........................................................      4,762
2004........................................................      4,898
Thereafter..................................................     42,072
                                                                -------
     Total minimum lease payments...........................    $65,685
                                                                =======

     Juniper Networks has outstanding purchase order commitments for production materials of approximately $6,357,000 and $2,442,000 at December 31, 1999 and 1998. Juniper Networks expects the purchase orders to be fulfilled in the first quarter of 2000.

8.  INCOME TAXES

     Due to operating losses and the inability to recognize the benefits therefrom, there is no tax provision for the years ended December 31, 1997. For the year ended December 31, 1999 the provision for income taxes consists of the following (in thousands):

Current Provision:
  Federal...................................................     $  700
  State.....................................................        800
  Foreign...................................................        925
                                                                 ------
Total current provision.....................................     $2,425
                                                                 ======

     The difference between the provision for income taxes and the amount computed by applying the Federal statutory income tax rate (35 percent) to loss before taxes is explained below (in thousands):

                                                                YEARS ENDED DECEMBER 31,
                                                             ------------------------------
                                                              1999        1998       1997
                                                             -------    --------    -------
Tax provision (benefit) at federal statutory rate........    $(2,313)   $(10,839)   $(3,627)
Federal alternative minimum tax..........................        700          --         --
State taxes..............................................        800           2         --
Foreign taxes............................................        925          --         --
Unbenefitted net operating losses, reserves and
  accruals...............................................      2,313      10,839      3,627
                                                             -------    --------    -------
     Total...............................................    $ 2,425    $      2    $    --
                                                             =======    ========    =======

     Significant components of Juniper Networks' deferred tax assets are as follows (in thousands):

                                                                   DECEMBER 31,
                                                               --------------------
                                                                 1999        1998
                                                               --------    --------
Deferred tax assets:
  Net operating loss carryforwards.........................    $ 14,000    $ 13,470
  Research credit carryforwards............................       2,830       1,490
  Deferred revenue.........................................       6,200       2,700
  Reserves and accruals not currently deductible...........       7,250         500
  Other temporary differences..............................         840        (110)
                                                               --------    --------
Total deferred tax assets..................................      31,120      18,050
Valuation allowance........................................     (31,120)    (18,050)
                                                               --------    --------
Net deferred tax assets....................................    $     --    $     --
                                                               ========    ========

     FASB Statement No. 109 provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based upon the weight of available evidence, which includes the Company's historical operating performance and the reported cumulative net losses in all prior years, Juniper Networks has provided a full valuation allowance against its net deferred tax assets.

     The net valuation allowance increased by $13,070,000 during the year ended December 31, 1999 and increased by $12,850,000 during the year ended December 31, 1998, respectively. As of December 31, 1999 approximately $14,500,000 of the valuation allowance reflected above relates to the tax benefits of stock option deductions which will be credited to equity when realized.

     As of December 31, 1999, Juniper Networks had net operating loss carryforwards for federal and state tax purposes of approximately $37,000,000 and $32,000,000, respectively. Juniper Networks also had federal and state research and development tax credit carryforwards of approximately $1,700,000 and $1,700,000, respectively. The federal and state net operating loss carryforwards will expire at various dates beginning in year 2004, if not utilized.

     Utilization of the net operating losses and tax credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and tax credits before utilization.

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

                       APPENDIX -- DESCRIPTION OF GRAPHICS

PROSPECTUS COVER

Juniper Networks, Inc. Logo


PAGE 32

Diagram showing areas of bottleneck when packet/cell switching and fiber optic technologies are deployed together. The left side of the diagram is labeled "Electronic Packet/Cell Switching" above pictures of computers. To the right of the diagram is the text "Electronic Packet/Cell Switching" above pictures of servers which are labeled "Servers." Between these pictures are links labeled "Fiber Optic Core" and the text "Bottleneck" at the edges of the Fiber Optic Core links.


PAGE 34

Diagram showing a typical architecture for a service provider's network backbone, including the placement of network routes, switches and access concentration points. Diagram contains the text "Enterprise Routers," "DS3," "DS1," "DS0," "OC-12," "OC-3," "ATM," "OC-12 ATM or OC-12 SONET or OC-48 SONET," "Core Backbone," "Intra-POP," "Access," "Router," "Switch" and "Access Concentration Point."


PAGE 37

Diagram showing traffic path between router points labeled "San Francisco" and "New York." Below the diagram is a legend of icons in the diagram which are labeled "Shortest path," "Traffic Engineered Path" and "Router."


PAGE 39

Diagram showing the JUNOS Routing Engine with the text "Forwarding Table" contained in the diagram. Also includes a diagram below this diagram of the Packet Forwarding Engine containing the text "Forwarding Table," "Internet Processor," "Memory-based Switch Fabric" and "I/O Card."



PROSPECTUS BACK COVER

Juniper Networks, Inc. Logo

---------------------------------------------------------
---------------------------------------------------------

  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the convertible notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.
                               ------------------
                               TABLE OF CONTENTS


                                             Page
                                             ----
Prospectus Summary.......................       1
Risk Factors.............................       6
Note Regarding Forward-Looking
  Statements.............................      17
How We Intend to Use the Proceeds from
  this Offering..........................      17
Price Range of Common Stock..............      18
Dividend Policy..........................      18
Capitalization...........................      19
Selected Consolidated Financial Data.....      20
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.............................      22
Business.................................      31
Management...............................      50
Certain Transactions.....................      57
Principal Stockholders...................      59
Description of Convertible Notes.........      62
Description of Capital Stock.............      76
Certain United States Federal Income and
  Estate Tax Consequences................      77
Where You May Find Additional
  Information............................      82
Legal Matters............................      83
Experts..................................      83
Underwriting.............................      84
Index to Consolidated
  Financial Statements...................     F-1


---------------------------------------------------------
---------------------------------------------------------
                       ---------------------------------------------------------
                       ---------------------------------------------------------


                                  $850,000,000


                             JUNIPER NETWORKS, INC.

                  % Convertible Subordinated Notes due March 15, 2007

                               ------------------

                                      LOGO
                               ------------------

                              GOLDMAN, SACHS & CO.

                           CREDIT SUISSE FIRST BOSTON

                               ROBERTSON STEPHENS

                             DAIN RAUSCHER WESSELS

                                    SG COWEN

                            WARBURG DILLON READ LLC

                       ---------------------------------------------------------
                       ---------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the convertible notes being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.


SEC registration fee........................................    $  258,060
NASD filing fee.............................................        30,500
Printing and engraving expenses.............................       175,000
Legal fees and expenses.....................................       300,000
Accounting fees and expenses................................        75,000
Blue sky fees and expenses..................................         3,000
Trustee fees................................................        20,000
Miscellaneous fees and expenses.............................       138,440
                                                                ----------
     Total..................................................    $1,000,000
                                                                ==========


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law.

     Article Eighth of our Amended and Restated Certificate of Incorporation provides for the indemnification of directors and officers to the fullest extent permissible under Delaware law.

     Article VI of our Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of Juniper Networks if such person acted in good faith and in a manner reasonably believed to be in and not opposed to our best interest, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

     We have entered into indemnification agreements with our directors and officers, in addition to indemnification provided for in our Bylaws, and intend to enter indemnification agreements with any new directors and officers in the future. The indemnification agreements may require us, among other things, to indemnify our directors and officers against certain liabilities that may arise by reason of their status or service as directors and officers (other than liabilities arising from willful misconduct of culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors and officers insurance, if available on reasonable terms.

     Reference is also made to Section 8 of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of Juniper Networks against certain liabilities.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Since inception, we have issued unregistered securities to a limited number of persons as described below:

         1. On February 6, 1996 we sold 4,050,000 shares of our common stock at an aggregate purchase price of $8,910.00.

          2. On April 15, 1996 we sold 225,000 shares of our common stock for an aggregate purchase price of $2,002.50.

          3. On June 12, 1996 we sold 450,000 shares of our common stock for an aggregate purchase price of $20,025.40.

          4. From inception through June 30, 1999, we granted stock options and restricted stock purchase rights to purchase an aggregate of 16,677,997 shares of our common stock at prices ranging from $0.11 to $28.00 per share to employees, consultants and directors pursuant to our 1996 Stock Plan.

          5. From inception through June 30, 1999, we issued and sold an aggregate of 11,302,289 shares of our common stock to employees, consultants and directors for an aggregate consideration of $6,492,421 pursuant to exercise of options granted under our 1996 Stock Plan.

          6. From inception through June 30, 1999 we issued an aggregate of 111,283 shares of our common stock under our 1996 Stock Plan to consultants in consideration for past services rendered for an aggregate value of $74,365.00.

          7. On June 11, 1996 we sold 1,743,751 shares of Series A Preferred Stock for $1.00 per share to the following private investors for an aggregate purchase price of $1,743,751: Kleiner Perkins Caulfield & Byers Fund VII, KPBC Information Sciences Zaibatsu Fund II, Kleiner Perkins Caulfield & Byers VII and WS Investment Company 96A.

          8. On June 11, 1996 we sold 6,328,123 shares of common stock for $0.44 per share to a the following private investors for an aggregate purchase price of $281,249.90: Kleiner Perkins Caulfield & Byers Fund VII, KPCB Information Sciences Zaibatsu Fund II, Kleiner Perkins Caulfield & Byers VII and WS Investments 96A.

          9. On August 5, 1996 and November 18, 1996 we sold 3,818,017 shares of Series B Preferred Stock for $2.40 per share to the following private investors for an aggregate purchase price of $9,163,240.80: Benchmark Capital Partners, L.P., Benchmark Founders' Fund, L.P., Crosspoint Venture Partners 1996, Institutional Venture Management VII, L.P., IVP Founders Fund I, L.P., Institutional Venture Partners VI, L.P., KPCB Informational Sciences Zaibatsu Fund II, Kleiner Perkins Caulfield & Byers VII, Kriens 1996 Trust U/T/A October 29, 1996, McQuillan Consulting Self-Employed Profit Sharing Plan, NEA Presidents Fund L.P., NEA Ventures 1996, L.P., New Enterprise Associates VI, Limited Partnership, O'Brien Family Trust, U/T/A dated 7/1/92, Larry Sonsini, Stensrud Family Trust U/T/A September 16, 1993 and WS Investment Company 96B.

          10. On December 16, 1996, in connection with an equipment lease, we issued a warrant to purchase 83,333 shares of our Series B Preferred Stock at an exercise price of $2.40 per share to Venture Lending & Leasing, Inc..

          11. On December 30, 1996 we issued 3,958 shares of Series B Preferred Stock at $2.40 per share to William Gunning and Florin Oprescu as consideration for past services rendered.

          12. On June 18, 1997, in connection with a lease agreement, we issued a warrant to purchase 10,000 shares of our Series B Preferred Stock at an exercise price of $2.40 per share to Excite@Home, a lessor of real property.

          13. On July 1, 1997 and September 30, 1997 we sold 5,151,178 shares of our Series C Preferred Stock at $8.93 per share to the following private investors for an aggregate purchase price of $46,000,020: 3Com Corporation, Anschutz Family Investment Company LLC, AT&T Venture Fund II., L.P., Crosspoint Venture Partners 1996, Ericsson Business

     Networks AB, Lucent Technologies Inc., Newbridge Networks Corporation, Nortel Networks Corporation and UUNet Technologies, Inc.

          14. On September 30, 1997, in connection with an equipment lease, we issued a warrant to purchase 23,516 shares of our Series C Preferred Stock at an exercise price of $8.93 per share to Venture Lending & Leasing, Inc.

          15. On March 3, 1999 we issued 130,000 shares of common stock to an employee at an exercise price of $9.90 per share pursuant to a restricted stock purchase agreement.

          16. On March 16, 1999 we sold 500,000 shares of our Series D Preferred Stock and 2,580,000 shares of our Series D-1 Preferred Stock both for $11.03 per share to Ericsson Business Networks AB for an aggregate purchase price of $33,972,400.

     For additional information concerning these equity investment transactions, reference is made to the information contained under the caption "Certain Transactions" in the form of prospectus included herein.

     Except as indicated above, none of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering, and we believe that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients in such transactions represented their intention to acquire the securities for investment only and not with a view to or for resale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) INDEX TO EXHIBITS


 EXHIBIT
  NUMBER    DESCRIPTION OF DOCUMENT
 -------    -----------------------
  1.1       Form of Underwriting Agreement
  3.1*      Amended and Restated Certificate of Incorporation of the
            Registrant
  3.3***    Amended and Restated Bylaws of the Registrant
  4.1***    Form of Registrant's Convertible Note
  4.2*      Third Amended and Restated Registration Rights Agreement
            dated March 9, 1999
  4.3***    Form of Indenture by and between the Registrant and Norwest
            Bank Minnesota, N.A.
  5.1       Opinion of Wilson Sonsini Goodrich & Rosati Professional
            Corporation
 10.1*      Form of Indemnification Agreement entered into by the
            Registrant with each of its directors, officers and certain employees
 10.2*      Amended and Restated 1996 Stock Plan
 10.3*      1999 Employee Stock Purchase Plan
 10.4*      Sublease between Trident Microsystems, Inc. and the
            Registrant dated July 1, 1998
 10.5*      Sublease between At Home Corporation and the Registrant
            dated June 4, 1998
 10.6*      Change of Control Agreement between Scott Kriens and the
            Registrant dated October 1, 1996

 EXHIBIT
  NUMBER    DESCRIPTION OF DOCUMENT
 -------    -----------------------
 10.7**     Change of Control Agreement between Marcel Gani and the
            Registrant dated February 18, 1997
 10.8**     Agreement for ASIC Design and Purchase of Products between
            IBM Microelectronics and the Registrant dated August 26,
            1997
 10.8.1**   Amendment One to Agreement for ASIC Design and Purchase of
            Products between IBM Microelectronics and the Registrant
            dated January 5, 1998
 10.8.2**   Amendment Two to Agreement for ASIC Design and Purchase of
            Products between IBM Microelectronics and the Registrant
            dated March 2, 1998
 10.9**     Standard Manufacturing Agreement between Solectron
            California Corporation, Fine Pitch Technology Inc. and the
            Registrant dated June 10, 1998
 10.10*     Lease between Mathilda Associates LLC and the Registrant
            dated June 18, 1999
 21.1***    Subsidiaries of Registrant
 23.1       Consent of Ernst & Young LLP, Independent Auditors
 23.2       Consent of Counsel. Reference is made to Exhibit 5.1.
 23.3***    Consent of International Data Corporation
 23.4***    Consent of Ryan, Hankin, Kent, Inc.
 24.1       Power of Attorney (see page II-6)
 25.1***    Form T-1 Statement of Eligibility of Trustee for Indenture
            under the Trust Indenture Act of 1939.
 27.1***    Financial Data Schedule


---------------


  * Incorporated by reference herein to the Registration Statement of Form S-1 and all amendments thereto filed with the Securities and Exchange Commission on April 21, 1999 and declared effective June 24, 1999.



  ** Confidential treatment requested and received as to certain portions. These exhibits are incorporated by reference herein to the Registration Statement of Form S-1 and all amendments thereto filed with the Securities and Exchange Commission on April 21, 1999 and declared effective June 24, 1999.


*** Previously filed.

(b) FINANCIAL STATEMENT SCHEDULES

     The following financial statement schedule of Juniper Networks is filed as part of this Report and should be read in conjunction with the Financial Statements of Juniper Networks.

SCHEDULE               DESCRIPTION
--------    ---------------------------------
   II       Valuation and Qualifying Accounts

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to our directors, officers and certain employees pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore unenforceable. In the event of a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or other covered employee of Juniper Networks in the successful defense of any action, suit or proceeding) is asserted by a director, officer or other covered employee in connection with the securities being registered hereunder, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     We hereby undertake that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance on Rule 430A and contained in a form of Prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on the second day of March, 2000.


                                          JUNIPER NETWORKS, INC.

                                          By:                  *
                                            ------------------------------------
                                              Scott Kriens
                                              President and Chief Executive
                                              Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENT, that the persons whose signatures appear below each severally constitutes and appoints Marcel Gani and Lisa C. Berry, and each of them, as true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for them in their name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement and to sign any registration statement (and any post-effective amendments thereto) relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all which said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do, or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


                  SIGNATURE                                    TITLE                       DATE
                  ---------                                    -----                       ----
*                                              President, Chief Executive Officer and  March 2, 2000
---------------------------------------------  Chairman of the Board (Principal
Scott Kriens                                   Executive Officer)

*                                              Chief Financial Officer (Principal      March 2, 2000
---------------------------------------------  Financial and Accounting Officer)
Marcel Gani

*                                              Chief Technical Officer and Vice        March 2, 2000
---------------------------------------------  Chairman of Board
Pradeep Sindhu

*                                              Director                                March 2, 2000
---------------------------------------------
William R. Hearst III

*                                              Director                                March 2, 2000
---------------------------------------------
Vinod Khosla

*                                              Director                                March 2, 2000
---------------------------------------------
C. Richard Kramlich

*                                              Director                                March 2, 2000
---------------------------------------------
William Stensrud

* /s/ LISA C. BERRY                            Attorney-in-Fact                        March 2, 2000
------------------------------------------
  Lisa C. Berry

                             JUNIPER NETWORKS, INC.

                                  SCHEDULE II
                       VALUATION AND QUALIFYING ACCOUNTS

                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
                                 (IN THOUSANDS)

                                                    BALANCE AT   CHARGED TO
                                                    BEGINNING    COSTS AND                 BALANCE AT
                   DESCRIPTION                       OF YEAR      EXPENSES    DEDUCTIONS   END OF YEAR
                   -----------                      ----------   ----------   ----------   -----------
Year ended December 31, 1999
  Allowance for doubtful accounts................      $ --         $632         $ --         $632
Year ended December 31, 1998
  Allowance for doubtful accounts................      $ --         $ --         $ --         $ --
Year ended December 31, 1997
  Allowance for doubtful accounts................      $ --         $ --         $ --         $ --

                               INDEX TO EXHIBITS


 EXHIBIT
  NUMBER    DESCRIPTION OF DOCUMENT
 -------    -----------------------
  1.1       Form of Underwriting Agreement
  3.1*      Amended and Restated Certificate of Incorporation of the
            Registrant
  3.3***    Amended and Restated Bylaws of the Registrant
  4.1***    Form of Registrant's Convertible Note
  4.2*      Third Amended and Restated Registration Rights Agreement
            dated March 9, 1999
  4.3**     Form of Indenture by and between the Registrant and Norwest
            Bank Minnesota, N.A.
  5.1       Opinion of Wilson Sonsini Goodrich & Rosati Professional
            Corporation
 10.1*      Form of Indemnification Agreement entered into by the
            Registrant with each of its directors, officers and certain employees
 10.2*      Amended and Restated 1996 Stock Plan
 10.3*      1999 Employee Stock Purchase Plan
 10.4*      Sublease between Trident Microsystems, Inc. and the
            Registrant dated July 1, 1998
 10.5*      Sublease between At Home Corporation and the Registrant
            dated June 4,1998
 10.6*      Change of Control Agreement between Scott Kriens and the
            Registrant dated October 1, 1996
 10.7*      Change of Control Agreement between Marcel Gani and the
            Registrant dated February 18, 1997
 10.8**     Agreement for ASIC Design and Purchase of Products between
            IBM Microelectronics and the Registrant dated August 26,
            1997
 10.8.1**   Amendment One to Agreement for ASIC Design and Purchase of
            Products between IBM Microelectronics and the Registrant
            dated January 5, 1998
 10.8.2**   Amendment Two to Agreement for ASIC Design and Purchase of
            Products between IBM Microelectronics and the Registrant
            dated March 2, 1998
 10.9**     Standard Manufacturing Agreement between Solectron
            California Corporation, Fine Pitch Technology Inc. and the
            Registrant dated June 10, 1998
 10.10*     Lease between Mathilda Associates LLC and the Registrant
            dated June 18, 1999
 21.1***    Subsidiaries of Registrant
 23.1       Consent of Ernst & Young LLP, Independent Auditors
 23.2       Consent of Counsel. Reference is made to Exhibit 5.1.
 23.3***    Consent of International Data Corporation
 23.4***    Consent of Ryan, Hankin, Kent, Inc.
 24.1       Power of Attorney (see page II-6)
 25.1***    Form T-1 Statement of Eligibility of Trustee for Indenture
            Under the Trust Indenture Act of 1939.
 27.1***    Financial Data Schedule

---------------


  * Incorporated by reference herein to the Registration Statement of Form S-1 and all amendments thereto filed with the Securities and Exchange Commission on April 21, 1999 and declared effective June 24, 1999.



 ** Confidential treatment requested and received as to certain portions. These exhibits are incorporated by reference herein to the Registration Statement of Form S-1 and all amendments thereto filed with the Securities and Exchange Commission on April 21, 1999 and declared effective June 24, 1999.



*** Previously filed.